Exhibit 2.1

EXECUTION VERSION

STOCK purchase AGREEMENT

dated as of June 12, 2022

by and among

SKILLSOFT CORP.,

SKILLSOFT (US) CORPORATION,

AMBER HOLDING INC.

and

CORNERSTONE ONDEMAND, INC.

TABLE OF CONTENTS

i

EXHIBITS

Exhibit A – Definitions

Exhibit B – Reference Working Capital Statement

Exhibit C – Transition Services Agreement

Exhibit D – Intellectual Property Assignment Agreement

Exhibit E – Buyer Commercial Agreement

SCHEDULES

Schedule I – Transferred Companies

This STOCK PURCHASE AGREEMENT, dated as of June 12, 2022 (this “Agreement”), is made by and among Cornerstone OnDemand, Inc., a Delaware corporation (“Buyer”), Amber Holding Inc., a Delaware corporation (the “Company”), Skillsoft (US) Corporation, a Delaware corporation (“Seller”), and Skillsoft Corp., a Delaware corporation (“Parent” and, together with Buyer, the Company and the Seller, the “Parties”).

RECITALS

WHEREAS, (i) Parent is the indirect owner of one hundred percent (100%) of the outstanding shares of capital stock of the Seller, and the Seller is the direct owner of one hundred percent (100%) of the outstanding shares of capital stock of the Company (such shares of capital stock of the Company, the “Purchased Shares”) and (ii) the Company is the owner, directly or indirectly, of one hundred percent (100%) of the equity interests of the entities set forth on Schedule I hereto (such entities, each a “Transferred Company” and collectively with the Company, the “Transferred Companies”).

WHEREAS, the Seller wishes to sell to Buyer, and Buyer wishes to purchase from the Seller, all of the Purchased Shares, upon the terms and subject to the conditions set forth in this Agreement.

WHEREAS, simultaneously with the execution of this Agreement, Seller and SumTotal Systems LLC, a Delaware limited liability company, have entered into an amendment to that certain Reseller Agreement, dated as of February 1, 2020, by and between Seller, as Vendor, and SumTotal Systems, LLC, as Reseller (as amended, the “Company Commercial Agreement”).

NOW, THEREFORE, in consideration of the premises and mutual covenants, representations, warranties and agreements hereinafter set forth and intending to be legally bound, the Parties agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01.      Certain Defined Terms. Capitalized terms used in this Agreement shall have the meanings specified in Exhibit A to, or elsewhere in, this Agreement.

ARTICLE II

PURCHASE AND SALE

Section 2.01.      Purchase and Sale of Purchased Shares. On the terms and subject to the conditions set forth in this Agreement, at the Closing, Parent shall cause the Seller to, and the Seller shall sell, convey, assign, transfer and deliver to Buyer, and Buyer shall purchase, acquire and accept from the Seller, free and clear of all Liens (other than restrictions on transfer arising under applicable securities Laws), the Purchased Shares and all of Seller’s right, title and interest in and to the Purchased Shares.

Section 2.02.      Closing. The closing of the sale and purchase of the Purchased Shares (the “Closing”) shall take place at 10:00 a.m. New York time at the offices of Weil, Gotshal & Manges LLP, 767 Fifth Avenue, New York, New York 10153, or such other place as Parent and Buyer may agree in writing, on the date that is three (3) Business Days after the conditions set forth in Section 8.01, Section 8.02, and Section 8.03 have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing but subject to the satisfaction or waiver of those conditions at such time) (the date on which the Closing takes place being the “Closing Date”); provided that the Closing Date shall not occur prior to the date that is sixty (60) days after the date hereof. Notwithstanding anything to the contrary in this Agreement, the Closing will be deemed to be completed as of 12:01 a.m. New York time on the morning of the Closing Date (the “Closing Time”).

Section 2.03.      Purchase Price. The aggregate “Purchase Price” for the Purchased Shares shall be an amount in cash equal to $200,000,000 (the “Base Payment”), which amount shall be adjusted as a result of the Closing Adjustment, if any, pursuant to Section 2.04 (such amount, as adjusted, the “Closing Payment”), and the Post-Closing Adjustment, if any, pursuant to Section 2.07. The Closing Payment shall be paid to an account or accounts designated by Parent in the Closing Notice.

Section 2.04.      Closing Adjustment. Not less than five (5) Business Days prior to the anticipated Closing Date and in no event more than ten (10) Business Days prior to the anticipated Closing Date, Parent shall provide Buyer with a notice, together with reasonably detailed supporting documentation (the “Closing Notice”), that includes the following:

(a)            a “Statement of Estimated Working Capital”, prepared in accordance with the Transaction Accounting Principles and in the format of the Reference Working Capital Statement set forth on Exhibit B, setting forth Parent’s good faith estimate of (i) Working Capital (“Estimated Working Capital”), and (ii) (A) the Working Capital Deficit, if any, or (B) the Working Capital Surplus, if any, and (iii) Closing Date Cash (“Estimated Closing Date Cash”), in each case, as of the Closing Time;

(b)            Parent’s good faith determination of the “Closing Adjustment” as of the Closing Time, which shall equal, (i) (A) if the Estimated Cash Adjustment is positive, plus $0 or (B) if the Estimated Cash Adjustment is negative, minus the absolute value of the Estimated Cash Adjustment, (ii) minus the amount of estimated Closing Date Indebtedness, (iii) (A) plus the Working Capital Surplus, if any, or (B) minus the absolute value of the Working Capital Deficit, if any, and (iv) minus the amount of Transaction Expenses;

(c)            Parent’s good faith determination of the “Estimated Purchase Price”, which shall be an amount equal to (i) the Base Payment and (ii) (A) if the Closing Adjustment is a positive number, plus the Closing Adjustment or (B) if the Closing Adjustment is a negative number, minus the absolute value of the Closing Adjustment; and

(d)            the account or accounts to which Buyer shall pay the Closing Payment.

Parent shall provide to Buyer and its Representatives reasonable access to information in accordance with Section 5.02(a) in connection with Buyer’s review of such estimates and the Estimated Purchase Price, and Parent shall consider in good faith any comments from Buyer and its Representatives with respect to such estimates and the Estimated Purchase Price.

Section 2.05.      Closing Deliveries by Parent. At the Closing (or prior to Closing as specified below), Parent shall deliver or cause to be delivered to Buyer:

(a)            one or more stock certificates for all Purchased Shares owned by Seller, in customary form, duly endorsed in blank or accompanied by stock powers or other instruments of transfer, duly executed by Seller and evidencing transfer of the Purchased Shares to Buyer free and clear of all Liens (other than restrictions on transfer arising under applicable securities Laws);

(b)            a duly executed counterpart to a transition services agreement, substantially in the form attached hereto as Exhibit C (the “Transition Services Agreement”);

(c)            a duly executed counterpart to an intellectual property assignment agreement, substantially in the form attached hereto as Exhibit D (the “IP Assignment Agreement”);

(d)            a duly executed counterpart to Amendment number 81 to the Reseller Agreement, by and between Seller and Buyer, dated September 28, 2005, substantially in the form attached hereto as Exhibit E (the “Buyer Commercial Agreement” and, together with the Company Commercial Agreement, the “Commercial Agreements”);

(e)            a certificate of a duly authorized officer of Parent and the Seller certifying as to the matters set forth in Section 8.03(a);

(f)            a duly completed and executed IRS Form W-9 of Seller;

(g)            executed documentation that provides that, upon consummation of the transactions contemplated hereby, all obligations of the Transferred Companies with respect to any Closing Date Indebtedness, the Parent Credit Agreement and the Securitization Credit Agreement (other than, solely with respect to the Securitization Credit Agreement, contingent and unmatured indemnification obligations thereunder that are not reasonably expected to become due or payable), and all Liens securing the obligations under any Closing Date Indebtedness and each of the Parent Credit Agreement and Securitization Credit Agreement with respect to the Purchased Shares, the Transferred Companies and the assets of the Business owned by any Transferred Company, shall, in each case, be released in full;

(h)            if any of the Transferred Companies incurs any indebtedness for borrowed money that is outstanding as of immediately prior to Closing which is not indebtedness of the Retained Entities in respect of which the Transferred Companies will be released pursuant to Section 2.05(g), then, at least two (2) Business Days prior to the Closing, pay-off letters (the “Pay-Off Letters”) in a form reasonably satisfactory to Buyer with respect to the payoff amounts of such indebtedness and all Liens and guarantees related to such intendedness shall either be terminated and released or the Pay-Off Letters shall specify they will be so terminated and released after satisfaction of the conditions specified therein and Buyer shall have received evidence of the foregoing reasonably satisfactory to it;

(i)            evidence in a form reasonably satisfactory to Buyer that, subject to Section 5.09(b), all Affiliate Arrangements and intercompany arrangements or Contracts (whether written or oral) between any Transferred Company, on the one hand, and Parent or its Affiliates (other than the Transferred Companies), on the other hand, have been terminated in a manner that provides that neither the Transferred Companies nor the Business shall have any further obligations or liabilities to the counterparties to such Affiliate Arrangements other than as mutually agreed by Buyer and Parent to survive such termination; and

(j)            at least two (2) Business Days prior to the Closing, invoices and wire instructions for any Transaction Expenses to be paid at the Closing.

Section 2.06.      Closing Deliveries by Buyer. At the Closing, Buyer shall deliver to Parent:

(a)            the Closing Payment, by wire transfer of immediately available funds, to an account or accounts as directed by Parent in the Closing Notice;

(b)            a duly executed counterpart to the Transition Services Agreement;

(c)            a duly executed counterpart to the IP Assignment Agreement;

(d)            a duly executed counterpart to the Buyer Commercial Agreement; and

(e)            a certificate of a duly authorized officer of Buyer certifying as to the matters set forth in Section 8.02(a).

Section 2.07.      Post-Closing Adjustment.

(a)            As soon as practicable, but no later than ninety (90) days after the Closing Date, Buyer shall prepare and deliver to Parent a statement (the “Closing Statement”) setting forth Buyer’s calculation, as of the Closing Time, of (i) the Closing Date Cash, (ii) the Closing Date Indebtedness, (iii) the Closing Date Working Capital and (iv) the “Final Purchase Price”, which shall equal (A) the Base Payment, plus (B) (1) if the Closing Date Cash Adjustment is positive, plus the Closing Date Cash Adjustment or (2) if the Closing Date Cash Adjustment is negative, minus the absolute value of the Closing Date Cash Adjustment, minus (C) the amount of the Closing Date Indebtedness, (D) (1) plus the Working Capital Surplus, if any, or (2) minus the absolute value of the Working Capital Deficit, if any, and minus (E) the amount of Transaction Expenses. Buyer’s calculations set forth in the Closing Statement (collectively, the “Proposed Purchase Price Calculations”) shall be delivered with reasonable supporting detail with respect to the calculation of such amounts.

(b)            Within forty-five (45) days of receipt of the Closing Statement, Parent may provide written notice to Buyer disputing all or a part of the Proposed Purchase Price Calculations (such notice, a “Purchase Price Dispute Notice”). If Parent does not provide a Purchase Price Dispute Notice to Buyer within such forty-five (45)-day period, then the Parties agree that the Proposed Purchase Price Calculations set forth in the Closing Statement shall be deemed final, binding and conclusive on the Parties. If a Purchase Price Dispute Notice is timely provided to Buyer, then Buyer and Parent shall use commercially reasonable efforts to resolve the disputed items during the thirty (30)-day period (or such longer period as they may mutually agree) commencing on the date of Parent’s delivery of the Purchase Price Dispute Notice, and to the extent all or any portion of the disputed items are resolved between the Parties, the Closing Statement shall be updated to include the results of such resolution.

(c)            If Parent and Buyer do not agree upon a final resolution with respect to any or all disputed items within such thirty (30)-day period, then such remaining items in dispute shall be submitted immediately to a mutually agreeable independent, nationally recognized, accounting firm to be determined by Parent and Buyer, or, if such firm declines to be retained to resolve the dispute, another nationally recognized, independent accounting firm reasonably acceptable to Buyer and Parent (in either case, the “Accounting Firm”). The Parties agree to instruct the Accounting Firm to render a determination of the applicable dispute within forty-five (45) days after the referral of the matter to such Accounting Firm, which determination must be in writing and must set forth, in reasonable detail, the basis therefor. The terms of appointment and engagement of the Accounting Firm shall be as agreed upon between Parent and Buyer, and any associated engagement fees shall be initially borne fifty percent (50%) by Parent and fifty percent (50%) by Buyer; provided that such fees shall ultimately be borne by Parent and Buyer in inverse proportion as they may prevail on matters resolved by the Accounting Firm, which proportionate allocations shall also be determined by the Accounting Firm at the time the determination of the Accounting Firm is rendered on the merits of the disputed items resolved by the Accounting Firm. For example, should the items in dispute total in amount to $1,000 and the Accounting Firm awards $600 in favor of Parent’s position, sixty percent (60%) of the costs of its review would be borne by Buyer and forty percent (40%) of the costs would be borne by Parent. Except as provided in the preceding sentence, all other costs and expenses incurred by the Parties in connection with resolving any dispute hereunder before the Accounting Firm shall be borne by the Party incurring such cost and expense. In resolving the disputed items, the Accounting Firm (A) shall be bound by the provisions of this Section 2.07 and Section 2.08, (B) may not assign a value to any item greater than the greatest value claimed for such item or less than the smallest value for such item claimed for such item, in each case, by either Buyer or Parent and (C) shall limit its decision to such items as are in dispute and to only those adjustments as are necessary for the Proposed Purchase Price Calculations to comply with the provisions of this Agreement. Such determination of the Accounting Firm shall be conclusive and binding upon the Parties, and the Closing Statement shall be updated to include the results of such determination.

(d)            The Parties agree that they will, and agree to cause their respective Representatives to, cooperate and assist in the calculation of the Final Purchase Price and in the conduct of the review by the Accounting Firm of any proposed calculations of the Final Purchase Price or the components thereof, including the making available, to the extent necessary, of books, records, work papers and personnel in accordance with Section 5.02.

(e)            If the Final Purchase Price is equal to or greater than the Estimated Purchase Price, then Buyer or a designee thereof shall promptly (but in any event within three (3) Business Days after the date on which the Final Purchase Price is determined pursuant to this Section 2.07) pay to Parent or such other Person as designated by Parent, in writing, an aggregate cash amount equal to such excess, by wire transfer of immediately available funds to the account or accounts as directed by Parent in the Closing Notice (or such other accounts as Parent shall designate in writing to Buyer).

(f)            If the Estimated Purchase Price is greater than the Final Purchase Price, then Parent shall promptly (but in any event within three (3) Business Days after the date on which the Final Purchase Price is determined pursuant to this Section 2.07) pay to Buyer an aggregate cash amount equal to such excess, by wire transfer of immediately available funds to the account or accounts as Buyer shall designate in writing to Parent.

(g)            Any amount paid pursuant to this Section 2.07 (the “Post-Closing Adjustment”) shall be treated as an adjustment to the Purchase Price for income tax purposes.

Section 2.08.      Accounting Procedures. The Estimated Purchase Price, the Proposed Purchase Price Calculations, the Final Purchase Price and the determinations and calculations contained therein (including Estimated Closing Date Cash, Closing Date Cash, Closing Date Indebtedness, Estimated Working Capital, Closing Date Working Capital, the Working Capital Deficit, if any, and the Working Capital Surplus, if any) shall be prepared and calculated based on the reference financial information of the Transferred Companies and the Business prepared in accordance with GAAP, applied in a manner consistent with the Transaction Accounting Principles and Reference Working Capital Statement set forth on Exhibit B, except that such statements, calculations and determinations (a) shall not include any purchase accounting or other adjustment arising out of the consummation of the transactions contemplated by this Agreement, (b) will exclude the effect of any act or decision of Buyer occurring after the Closing, (c) shall follow the defined terms contained in this Agreement whether or not such terms are consistent with GAAP and (d) shall calculate any reserves, accruals or other non-cash expense items on a pro rata (as opposed to monthly accrual) basis to account for a Closing that occurs on any date other than the last day of a fiscal period. For the avoidance of doubt, in the event that there is any inconsistency between GAAP, on the one hand, and the Transaction Accounting Principles and sample calculation of Reference Working Capital Statement set forth on Exhibit B, on the other hand, GAAP shall apply. For the avoidance of doubt, no amount shall be double-counted in calculating the amounts comprising either the Estimated Purchase Price or the Final Purchase Price.

Section 2.09.      Withholding. Buyer, and any of its Affiliates or agents, shall be entitled to deduct and withhold from any amounts payable by it pursuant to this Agreement such amounts as it is required to deduct and withhold for tax purposes under applicable Law. If Buyer determines that any deduction or withholding is required in respect of a payment pursuant to this Agreement (other than with respect to amounts treated as compensation for services for applicable tax purposes or on account of the failure by Seller to provide the form required under Section 2.05(f)), Buyer shall provide written notice to Parent no less than five (5) days prior to the date on which such deduction or withholding is to be made and the Parties shall use commercially reasonable efforts to cooperate (at the sole expense of the Person subject to such withholding) to mitigate any such requirement to the maximum extent permitted by Law. Buyer shall remit all deducted or withheld amounts to the applicable Governmental Authority. Any amounts so deducted, withheld and timely remitted shall be treated for all purposes of this Agreement as having been paid to the Person otherwise entitled to such amounts.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PARENT AND THE SELLER

Each of Parent and the Seller hereby represent and warrant to Buyer as of the date of this Agreement and as of Closing, except as (a) set forth in the Disclosure Letter (it being understood and agreed that each disclosure set forth in the Disclosure Letter shall qualify or modify each of the representations and warranties set forth in this ARTICLE III to the extent the applicability of the disclosure to such representation and warranty is reasonably apparent on its face from the text of the disclosure made that it qualifies such representations and warranties) or (b) disclosed in the Parent SEC Documents to the extent the applicability of such disclosure to such representation and warranty is reasonably apparent on its face from the text of such disclosure, but solely in respect to the language in such Parent SEC Documents expressly and distinctly referencing the Business, and in any event excluding any disclosures set forth in any such Parent SEC Document in any risk factor section, any forward-looking disclosure or any other disclosures therein of a predictive or cautionary nature; provided that the disclosure in the Parent SEC Documents shall not be deemed to qualify or modify the representations and warranties set forth in Section 3.01 (Organization, Qualification and Authority), Section 3.02 (Purchased Shares; Capital Structure; Subsidiaries), Section 3.03 (No Conflict), Section 3.04 (Consents and Approvals), Section 3.05 (Financial Information; Absence of Undisclosed Liabilities), Section 3.06 (Sufficiency of Assets), Section 3.07 (Absence of Certain Changes or Events), Section 3.11(a) through 3.11(d) (Intellectual Property and Data Privacy), Section 3.14 (Employment and Employee Benefits Matters), Section 3.17 (Affiliate Transactions) or Section 3.23 (No Brokers) or any disclosure related thereto, as follows:

Section 3.01.      Organization, Qualification and Authority.

(a)            Each of Parent, the Seller, and each Transferred Company is a corporation or other organization incorporated, organized or formed, validly existing and in good standing under the Laws of the jurisdiction of its incorporation, organization or formation, and has all necessary power to enter into, consummate the transactions contemplated by, and carry out its obligations under, the Transaction Agreements to which it is a party. Parent has made available to Buyer copies of the organizational documents of each Transferred Company which are complete and correct in all material respects. Each Transferred Company has the requisite power and authority to operate the Business as now conducted and is qualified as a foreign organization to do business and is in good standing (to the extent such concepts are recognized under applicable Law) in each jurisdiction where the character of its owned, operated or leased properties or the nature of its activities makes such qualification necessary, except for jurisdictions where the failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The execution and delivery by each of Parent, the Seller and the Company of the Transaction Agreements to which it is a party and the consummation by each of Parent, the Seller and the Company of the transactions contemplated by, and the performance by each of Parent, the Seller and the Company of its obligations under, the Transaction Agreements to which it is a party have been duly and validly authorized by all requisite action on the part of Parent, the Seller and the Company, respectively. This Agreement has been, and upon execution and delivery, the Ancillary Agreements to which Parent, the Seller or the Company is a party will be, duly and validly executed and delivered by Parent, the Seller and the Company to the extent party thereto, and (assuming due authorization, execution and delivery by Buyer) this Agreement constitutes, and upon execution and delivery, the Ancillary Agreements will constitute, legal, valid and binding obligations of Parent, the Seller and the Company, enforceable against Parent, the Seller and the Company in accordance with their terms, subject to applicable Laws relating to bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or preferential transfers, or similar Laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity, (regardless of whether such enforceability is considered in a proceeding in equity or at law) (the “Bankruptcy and Equity Exception”).

(b)            There is no, and the consummation of the transactions contemplated in this Agreement will not cause any, restriction or other impediment set forth in any order of the Bankruptcy Court entered in the Bankruptcy Proceeding limiting the right of Buyer or any of its Subsidiaries (including the Transferred Companies), and their respective successors and assigns, to (i) operate the Business as now conducted or (ii) own the Purchased Shares.

Section 3.02.      Purchased Shares; Capital Structure; Subsidiaries.

(a)            The Seller has good, valid and marketable title to the Purchased Shares, free and clear of all Liens, other than restrictions on transfer arising under applicable securities Laws. Assuming Buyer has the requisite power and authority to be the lawful owner of the Purchased Shares, upon execution and delivery to Buyer at the Closing of the stock certificate(s) and stock power(s) contemplated by Section 2.05(a), and upon receipt of the Estimated Purchase Price payable to the Seller pursuant to this Agreement, good, valid and marketable title to the Purchased Shares will pass to Buyer, free and clear of any Liens, other than restrictions on transfer arising under applicable securities Laws. The Purchased Shares represent all of the outstanding equity interests of the Company. The Transferred Company Interests (as defined below) represent all of the outstanding equity interests of the Transferred Companies and are owned by the Company or another Transferred Company. All of the Transferred Company Interests and the Purchased Shares (i) have been duly authorized, validly issued, and are fully paid and non-assessable, (ii) were not issued in violation of any purchase or call option, right of first refusal, subscription right, preemptive right or any similar rights and (iii) were issued in compliance with applicable state and federal securities Laws. There are no outstanding rights, options, warrants, convertible securities, subscription rights, conversion rights, redemption or repurchase rights, exchange rights or other agreements that require or would require any Transferred Company to issue, sell, exchange or transfer any equity interests in any Transferred Company or Purchased Shares.

(b)            Other than as set forth in Section 3.02(b) of the Disclosure Letter, the Company does not own, directly or indirectly, any capital stock of or other equity interests in, and does not control and has not made any equity investment, directly or indirectly, in, any Person other than the Transferred Companies. The Company is not, directly or indirectly, a participant in any joint venture, partnership, limited liability company or similar arrangement with a third party.

(c)            Section 3.02(c) of the Disclosure Letter sets forth (i) the name of each of the Transferred Companies, (ii) the jurisdiction of organization of each such Transferred Company and (iii) the authorized capital stock or other equity interests and number of issued and outstanding shares or other equity interests of each Transferred Company (the “Transferred Company Interests”), (iv) the ownership percentages of each such class of capital stock or other equity interests that are issued and outstanding, and (v) the owner(s) thereof. There are no outstanding rights, options, warrants, convertible securities, subscription rights, conversion rights, redemption or repurchase rights, exchange rights or other agreements that require or would require any Transferred Company to issue, sell, exchange or transfer any equity interests, including the Transferred Company Interests. Other than as set forth in Section 3.02(c) of the Disclosure Letter, the Transferred Companies do not own, directly or indirectly, any capital stock of or other equity interests in, and do not control and have not made any equity investment, directly or indirectly, in, any Person other than the Transferred Companies. No Transferred Company is, directly or indirectly, a participant in any joint venture, partnership, limited liability company or similar arrangement with a third party.

Section 3.03.      No Conflict. Provided that all consents, approvals, authorizations and other actions described in Section 3.04 have been obtained or taken, and except as may result from any facts or circumstances arising solely because the acquirer is Buyer and not another Person, the execution, delivery and performance by Parent, the Seller and the Company of the Transaction Agreements to which it is a party and the consummation by Parent, the Seller and the Company of the transactions contemplated by the Transaction Agreements do not and will not (a) violate or conflict with the certificate or articles of incorporation or bylaws or similar organizational documents of Parent, the Seller or the Transferred Companies, (b) conflict with or violate any Law to which Parent, the Seller or the Transferred Companies is subject or by which any property or asset of the Business is bound or (c) violate any provision of, or result in any breach of or default under, or require a consent under, any Contract, or terminate or result in the termination of or require any payment under, or give rise to any right of termination, payment, modification or cancellation under any Contract, or result in the creation of any Lien (other than Permitted Exceptions) under any Contract or upon any of the properties or assets of the Transferred Companies or the Business, or constitute an event which, after notice or lapse of time or both, would result in any such violation, breach, default, termination or creation of a Lien, or (d) result in a violation or revocation of, or require a consent in connection with, any Permit, or result in the loss of any Intellectual Property, except to the extent that the occurrence of any of the foregoing items set forth in clauses (b), (c) or (d) would not, individually or in the aggregate, reasonably be expected to have a material and adverse effect on the Business or the Transferred Companies, taken as a whole, or prevent or materially impair or materially delay the ability of Parent, Seller or any of the Transferred Companies to consummate the transactions contemplated by this Agreement or any of the other Transaction Agreements.

Section 3.04.      Consents and Approvals. The execution and delivery by Parent, the Seller and the Company of the Transaction Agreements to which they are parties do not, and the performance by Parent, the Seller and the Company of, and the consummation by the Company of the transactions contemplated by, the Transaction Agreements to which they are parties will not, require any consent, approval, authorization or other action by, or any declaration, filing with or notification to, any Governmental Authority, except (a) in connection, or in compliance with, the applicable filings or approvals under the HSR Act or (b) where the failure to obtain such consent, approval, authorization or action or to make such declaration, filing or notification would not, individually or in the aggregate, reasonably be expected to have a material and adverse effect on the Business or the Transferred Companies, taken as a whole, or prevent the performance of any of the Transaction Agreements or the consummation of any of the transactions contemplated by the Transaction Agreements or materially impair or materially delay the performance of any of the Transaction Agreements or the consummation of any of the transactions contemplated by the Transaction Agreements.

Section 3.05.      Financial Information; Absence of Undisclosed Liabilities.

(a)            Attached to Section 3.05(a) of the Disclosure Letter are true and complete copies of the (i) the carve-out, unaudited, pro forma (after taking into account the consummation of the Restructuring Transactions) consolidated balance sheet of the Transferred Companies as of January 31, 2022 and 2021 and the related carve-out unaudited combined statements of income for each of the years in the three (3)-year period ended January 31, 2022 (collectively, the “Carve-out Unaudited Annual Financial Statements”) and (ii) the carve-out, unaudited, pro forma (after taking into account the consummation of the Restructuring Transactions) consolidated balance sheet of the Transferred Companies as of the Reference Balance Sheet Date (the “Carve-out Unaudited Interim Financial Statements” and, together with the Carve-out Unaudited Annual Financial Statements, the “Financial Statements”), each of which has been prepared in conformity with GAAP except as otherwise referenced in Section 3.05(a) of the Disclosure Letter. For the purposes hereof, the unaudited consolidated balance sheet as of the Transferred Companies as of the Reference Balance Sheet Date is herein referred to as the “Reference Balance Sheet”. The Financial Statements have been derived from the consolidated financial statements and accounting records of Parent and its applicable Subsidiaries and fairly present, in all material respects, the consolidated financial position of the Business as of the dates thereof and the consolidated results of operations of the Business as of the times and for the periods referred to therein, except for the exclusion of footnote disclosures and normal year-end adjustments (none of which are, individually or in the aggregate, material). The Financial Statements have been prepared solely for the purposes of this Agreement and this Section 3.05(a) is qualified by the fact that the Business has not operated as a separate “stand alone” entity within Parent. The books, records and other financial reports of Parent relating to the operations of the Business used by Parent as source documentation for the Financial Statements are correct in all material respects and have been maintained in accordance with sound business practices and accurately present and reflect in all material respects all the transactions and actions therein described. At the Closing, all such books and records will be in possession of the Company or the applicable Transferred Company. Parent maintains a system of internal accounting controls sufficient to provide reasonable assurances that (A) transactions are executed in accordance with management’s general or specific authorization, (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain accountability for assets, (C) access to assets is permitted only in accordance with management’s general or specific authorization and (D) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(b)            Since June 11, 2021, neither Parent’s internal accounting personnel that are responsible for preparing the financial statements of Parent nor Parent’s independent auditors have received any material complaint, allegation, assertion or claim, whether written or oral, regarding any significant deficiency in the accounting or auditing practices, procedures, methodologies or methods or internal accounting controls of Parent (relating to the Business or any Transferred Company), including any material complaint, allegation, assertion or claim that any of any Transferred Company has engaged in questionable accounting or auditing practices.

(c)            There is no Liability of the Transferred Companies of any kind that would be required to be disclosed and provided for in a consolidated balance sheet of the Transferred Companies, other than Liabilities (i) reflected or reserved against in the Financial Statements, (ii) that have arisen in the ordinary course of business since the Reference Balance Sheet Date, (iii) incurred in connection with the transactions contemplated hereby, (iv) under Contracts of the Transferred Companies that are not required to be reflected in a consolidated balance sheet or footnotes thereto that did not arise out of or relate to any breach, default or dispute under such Contract and do not relate to any indemnification or similar obligations thereunder, and (v) that would not, individually or in the aggregate, reasonably be expected material to the Business or the Transferred Companies, taken as a whole.

Section 3.06.      Sufficiency of Assets. The Transferred Companies, in the aggregate, own, lease, license or have the right to use (including with respect to Intellectual Property, directly or ancillary to a license or right of a Transferred Company or Retained Entity), or have good and marketable title to (or a valid leasehold interest in or license to), all material assets, rights and properties held, or used by, the Business, in each case, free and clear of all Liens, except for Permitted Exceptions. Except (i) as otherwise set forth under Section 3.06 of the Disclosure Letter, (ii) with respect to the Excluded Services and (iii) for the underlying assets or rights of the Retained Entities (A) required to provide services under the Transition Services Agreement or (B) in respect of Excluded Services, and assuming (1) all approvals have been obtained under the HSR Act, (2) all Third-Party Approvals (as defined in the Transition Services Agreement) and Third-Party Approvals (as defined in this Agreement) have been obtained, (3) the completion of the Data Migration Projects (as defined in the Transition Services Agreement) under the terms of the Transition Services Agreement and (4) the completion of the Restructuring Transactions, upon the Closing, the Transferred Companies will, in the aggregate, own, lease, license or have the right to use (including with respect to Intellectual Property, directly or ancillary to a license or right of a Transferred Company), or have good and marketable title to (or a valid leasehold interest in or license to) all of the assets (whether tangible or intangible), Contracts, properties, rights, Intellectual Property (whether owned or licensed) and authorizations, which, together with the services set forth in Schedule 2.1(a)(i) (Seller Services) of the Transition Services Agreement, will be sufficient to operate and conduct the Business, in each case, in substantially the same manner as currently operated by Parent and its Affiliates (including the Transferred Companies).

Section 3.07.      Absence of Certain Changes or Events. Except as expressly contemplated by this Agreement, (a) from the Reference Balance Sheet Date to the date of this Agreement, the Business has been conducted in the ordinary course of business consistent with past practices in all material respects, (b) since the Reference Balance Sheet Date, there has not been any effect, event, change, occurrence or development that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and (c) since the Reference Balance Sheet Date to the date of this Agreement, except as set forth on Section 3.07(c) of the Disclosure Letter, the Transferred Companies and, with respect to the Business, Parent and its Subsidiaries, have not taken any action that if taken after the date hereof would require the consent of Buyer under Section 5.01(a) (other than subsection (viii) (other than with respect to waivers or accelerations)).

Section 3.08.      Absence of Litigation. Except as set forth in Section 3.08 of the Disclosure Letter, there are no pending or, to the Knowledge of Parent, threatened (in writing or orally), Actions at Law or in equity or, to the Knowledge of Parent, investigations before or by any Governmental Authority, against the Business or pertaining to any of the Transferred Companies or any of their respective directors, officers or senior management employees (in their capacities as such) seeking damages in excess of $500,000 or that, in each case, if resolved adversely against the applicable Transferred Company, would, individually or in the aggregate with all such other cases, reasonably be expected to be material to the Business or the Transferred Companies, taken as a whole. There are no outstanding Governmental Orders binding on the Business or any of the Transferred Companies, in each case, that, individually or in the aggregate, have had or would reasonably be expected to have a material and adverse effect on the Business or the Transferred Companies, taken as a whole.

Section 3.09.      Compliance with Laws.

(a)            Except with respect to matters set forth in Section 3.09 of the Disclosure Letter, none of Parent or any of its Subsidiaries (solely with respect to the Business) or any of the Transferred Companies is, or in the past three (3) years has been, in violation of any Law or Governmental Order relating to the Business or pertaining to any of the Transferred Companies, except for violations that, individually or in the aggregate, have not and would not reasonably be expected to have a material and adverse effect on the Business or the Transferred Companies, taken as a whole. To the Knowledge of Parent, no event has occurred, and no condition or circumstance exists, that will (with or without notice or lapse of time) constitute or result in a violation by Parent or any of its Subsidiaries (solely with respect to the Business) or the Business or any of the Transferred Companies of, or a failure to comply with, any Law or Governmental Order relating to the Business, except for violations that, individually or in the aggregate, have not and would not reasonably be expected to be material to the Transferred Companies, taken as a whole.

(b)            For the past three (3) years, Parent and its Affiliates have not received any written or oral communication or notice of any pending or threatened Action from any Governmental Authority, or any qui tam relator, alleging that any operation, activity or product, of the Business is in actual or possible violation of any applicable Law, and no such Action currently exists, except for violations that would not reasonably be expected to, individually or in the aggregate, have a material and adverse effect on the Business or the Transferred Companies, taken as a whole. None of Parent or its Affiliates (solely in respect of the Business) or any Transferred Company has received any subpoenas, complaints, criminal information or civil investigative demands, has been a party to a corporate integrity agreement or similar agreement, or has had any reporting obligations pursuant to a settlement agreement, plan of correction or other remedial measure entered into with any Governmental Authority.

(c)            Notwithstanding the foregoing, the representations and warranties made by Parent and the Seller in this Section 3.09 shall not be made with respect to compliance with any Tax Laws or other Tax matters (which are covered by Section 3.16).

Section 3.10.      Governmental Licenses and Permits. The Transferred Companies possess all material governmental permits, approvals, orders, authorizations, consents, licenses, certificates, franchises, exemptions of, or filings or registrations with, or issued by, any Governmental Authority required by Law for the operation of the Business as currently conducted (the “Permits”), except when any failure to possess such Permits would not reasonably be expected, individually or in the aggregate, to have a material and adverse effect on the Business or the Transferred Companies, taken as a whole. All such Permits are in full force and effect, and there are no Actions pending or, to the Knowledge of Parent, threatened before any Governmental Authority that seek the revocation, cancellation, suspension or adverse modification thereof, except as would not reasonably be expected to, individually or in the aggregate, have a material and adverse effect on the Business or the Transferred Companies, taken as a whole. None of the Transferred Companies, Parent or its Subsidiaries (solely with respect to the Business) is in material breach or material violation of, or in default under any such Permits and, to the Knowledge of Parent, as of the date hereof, (a) no condition exists that with notice or lapse of time or both would constitute a default, material breach or material violation of or under such Permits, and (b) no such Permits will be terminated or impaired or become terminable or impaired, in whole or in part, as a result of the transactions contemplated by this Agreement.

Section 3.11.      Intellectual Property and Data Privacy.

(a)            Section 3.11(a) of the Disclosure Letter sets forth a list, as of the date of this Agreement, of all Registered Intellectual Property owned by any Transferred Company (the “Company Registered IP”). All Company Registered IP is valid, and to the Knowledge of Parent, subsisting and enforceable.

(b)            The Transferred Companies exclusively own, or on or prior to the Closing Date will exclusively own, free and clear of all Liens (other than Permitted Exceptions) all material Owned Intellectual Property. No funding or resources of any Governmental Authority or research or educational institution were used to develop any Owned Intellectual Property such that such entity has any ownership interest or use license in any Owned Intellectual Property. No Owned Intellectual Property is subject to any judgement of a Governmental Authority materially restricting the licensing or use of such Owned Intellectual Property by any Transferred Company.

(c)            None of the Transferred Companies, the conduct of the Business, or the use of Company Products by the Transferred Companies, as presently or at the relevant time conducted or used, infringe upon, misappropriate, or otherwise violate, and in the past two (2) years have not infringed upon, misappropriated, or otherwise violated, the Intellectual Property of any third party. To the Knowledge of Parent, no third party is infringing upon, misappropriating, or otherwise violating, or has in the past two (2) years infringed upon, misappropriated, or otherwise violated, any Owned Intellectual Property.

(d)            There is no Action pending or, to the Knowledge of Parent, threatened in writing during the two (2) year period prior to the date of this Agreement, against any of the Transferred Companies or, solely with respect to the Business, the Retained Entities, in each case, challenging any Transferred Company’s ownership of, or the validity or enforceability of, any Owned Intellectual Property, or alleging infringement upon, or misappropriation or other violation of Intellectual Property rights by any Transferred Company.

(e)            Each Transferred Company and, solely with respect to the Business, the Retained Entities, as applicable, has taken commercially reasonable measures to protect the confidentiality of all trade secrets in the Owned Intellectual Property, including source code of Company Software. In the three (3) year period prior to the date of this Agreement, the Business has maintained a practice of requiring employees, consultants and contractors that have contributed to the development of any Owned Intellectual Property to execute a written Contract assigning all right, title and interest of such Person in such developments to a Transferred Company or Retained Entity (to the extent such right, title and interest in and to such Intellectual Property does not automatically vest in a Transferred Company as a matter of applicable Law), and to the extent any such right, title and interest in and to such Intellectual Property has been assigned to a Retained Entity, such right, title and interest shall be assigned to a Transferred Company pursuant to the IP Assignment Agreement.

(f)            In the past two (2) years, none of the Transferred Companies or, with respect to the Business, the Retained Entities have incorporated any Open Source Software into or otherwise combined or distributed any Open Source Software with any Company Software or other Owned Intellectual Property, nor, to the Knowledge of Parent, has there been any such incorporation, combination or distribution, in each case, in a manner that, according to the terms of the license applicable to such Open Source Software, obligates any Transferred Company to: (i) disclose, make available, offer or deliver all or any portion of any source code of any software included in the Owned Intellectual Property to any third party, other than the applicable Open Source Software, or (ii) grant to any third party any rights or immunities under any Owned Intellectual Property (including any agreement not to assert patents).

(g)            None of the Transferred Companies or, with respect to the Business, the Retained Entities, have made any source code for any Company Software available to any third party except for (i) disclosures to employees and independent contractors for the Transferred Companies or the Retained Entities, as applicable, subject to written confidentiality obligations and (ii) the Source Code Contracts.

(h)            The IT Systems (i) are in good repair and operating condition in all material respects to perform all information technology operations necessary in the conduct of the Business as currently operated, and (ii) to the Knowledge of Parent, do not contain any virus, spyware, malware, worm, Trojan horse, or other disabling codes or instructions, in each case, that materially disrupt or adversely affect the functionality of any IT Systems. The Transferred Companies have not experienced a material outage of the IT Systems during the past three (3) years where such effects on the IT System have not been materially cured.

(i)            Each of Parent and its Subsidiaries (with respect to the Business and the Transferred Companies), the Business and the Transferred Companies, and, to the Knowledge of Parent, their data processors with respect to the Processing of Business Data, comply and have complied in all material respects with (i) all applicable Privacy Requirements and (ii) their respective privacy policies, in each case, in the three (3) year period prior to the date of this Agreement. Parent and its Subsidiaries (with respect to the Business, the Company and the Transferred Companies), the Business and the Transferred Companies have not sold (as defined by the California Consumer Privacy Act of 2018), and do not sell, any Personal Data in the three (3) year period prior to the date of this Agreement. Where the Business, the Company and Transferred Companies use a data processor to Process Personal Data in the three (3) year period prior to the date of this Agreement, the Business, the Company and Transferred Companies have taken reasonable steps to ensure that the data processor has taken reasonable security measures to protect Personal Data.

(j)            In the three (3) year period prior to the date of this Agreement, none of Parent and its Subsidiaries (with respect to the Business and the Transferred Companies), the Business or any of the Transferred Companies (i) has received a written notice (including any enforcement notice), letter or complaint from any Governmental Authority alleging noncompliance with any Privacy Requirements or privacy policies, and (ii) has been subject to any proceeding regarding its collection, storage, use, disclosure, transfer, or Processing of Personal Data.

(k)            All Business Data with respect to the Transferred Companies will continue to be available for Processing by the Transferred Companies following the Closing on substantially the same terms and conditions as existed immediately before the Closing, except as may be modified pursuant to the “Data Migration Plan” (as defined in the Transition Services Agreement) in accordance with the Transition Services Agreement and assuming all Third-Party Approvals (as defined in the Transition Services Agreement) and Third-Party Approvals (as defined in this Agreement) have been obtained. Neither the execution, delivery or performance of this Agreement nor any of the other agreements contemplated by this Agreement, nor the consummation of any of the transactions contemplated by this Agreement violate any Privacy Requirements or privacy policies.

(l)            The Transferred Companies have, for at least the past three (3) years, established, appropriately implemented, and maintained an Information Security Program designed to protect any Personal Data stored in their respective information technology systems from unlawful use, Processing, or access by any third party or any other access, Processing, or use that would violate Privacy Requirements or privacy policies. In the past three (3) years, there have been no material violations of the Information Security Program. The Transferred Companies have assessed and tested their respective Information Security Program on a no less than annual basis, and, except as set forth in Section 3.11(l) of the Disclosure Letter, have resolved, remediated and implemented, or are in the process of implementing, reasonable compensating controls for all risks and vulnerabilities identified for which a risk level of “critical” or “high” was assigned according to an established risk and vulnerability management process. The Information Security Program has proven sufficient and compliant with Privacy Requirements in all material respects. The IT Systems currently used by the Company and Transferred Companies (i) are in good working condition, (ii) to the Knowledge of Parent, do not contain any malicious code or defect, and (iii) operate and perform as necessary to conduct the Business of the Company and Transferred Companies.

(m)            None of Parent or its Subsidiaries (with respect to the Business), the Transferred Companies or, to the Knowledge of Parent, their data processors have, in the three (3) year period prior to the date of this Agreement, experienced, and are not currently experiencing, a material Security Incident and have not been and are not adversely affected by ransomware attacks. Parent, with respect to the Business, maintains cyber liability insurance with reasonable coverage limits.

Section 3.12.      Environmental Matters. Except as otherwise has not or would not reasonably be expected to have a Material Adverse Effect: (a) there are no Actions pending or, to the Knowledge of Parent, threatened in writing during the one (1) year period prior to the date of this Agreement, against Parent or its Subsidiaries (with respect to the Business) or the Transferred Companies alleging a violation of, or liability under, Environmental Law; (b) each Transferred Company is operating in compliance with applicable Environmental Laws; and (c) each Transferred Company holds all Environmental Permits required for the conduct of the Business as presently conducted and is not in default or violation of any such Environmental Permits. Notwithstanding anything in this Agreement to the contrary, the representations and warranties made by Parent and the Seller in this Section 3.12 are the sole and exclusive representations and warranties made regarding environmental matters, including those related to Environmental Laws or Environmental Permits.

Section 3.13.      Material Contracts.

(a)            Section 3.13(a) of the Disclosure Letter lists the Material Contracts in effect on the date of this Agreement.

(b)            Each Material Contract (i) represents the legal, valid and binding obligation of each of Parent or its Subsidiaries (with respect to the Business) or the Transferred Companies that is a party to such Material Contract and (ii) is enforceable against such Person that is a party to such Material Contract and, to the Knowledge of Parent, is a legal, valid and binding obligation of each other party to such Material Contract and is enforceable against such other party thereto in accordance with its terms subject, in each case, to the Bankruptcy and Equity Exception. Except as set forth on Section 3.13(b) of the Disclosure Letter, (A) none of Parent, its Subsidiaries (with respect to the Business) or the Transferred Companies, or, to the Knowledge of Parent, any other party to a Material Contract is in default or material breach of any Material Contract, (B) to the Knowledge of Parent, there does not exist any event, condition or omission that would constitute a default or material breach (whether by lapse of time or notice or both) under any Material Contract and (C) none of Parent or any of its Subsidiaries (including the Transferred Companies) has received any written or, to the Knowledge of Parent, oral notice of termination, cancellation, intent not to renew, or downgrade the level of services purchased under, with respect to any Material Contract. Parent has delivered or made available to Buyer copies of each Material Contract which are true, correct and complete in all material respects, together with any material amendments, modifications or supplements thereto. No party to any Material Contract has made to Parent, its Subsidiaries (in respect of the Business) or any Transferred Company a request for proposal (RFP) to renew any Material Contract.

Section 3.14.      Employment and Employee Benefits Matters.

(a)            Section 3.14(a) of the Disclosure Letter sets forth a list of each material “employee benefit plan” (within the meaning of section 3(3) of ERISA) and each material employment, retirement, pension, welfare benefit, incentive compensation, bonus, commission, change of control, retention, transaction bonus, stock option, stock purchase, restricted stock, equity compensation, deferred compensation, severance, perquisite, fringe benefit, gratuity, provident fund, or other material employee benefit plan, program or agreement (other than any governmental plan or arrangement, or statutorily required benefits), in each case, that is either (i) sponsored, maintained, contributed to, or required to be contributed to by any Transferred Company or with respect to which any Transferred Company has any liability (contingent or otherwise) (the “Company Plans”) or (ii) sponsored, maintained, contributed to, or required to be contributed to by Parent or any of its Affiliates or with respect to which Parent has any liability (contingent or otherwise) (other than any Transferred Company) with respect to any Business Employee (the “Parent Plans” and, collectively with the Company Plans, the “Employee Plans”).

(b)            With respect to each Company Plan, Parent has made available to Buyer true and complete copies of the following documents to the extent applicable: (i) each Company Plan and all amendments thereto; (ii) the most recent summary plan description; (iii) the trust agreement, any insurance contracts or other funding arrangements with respect to such plan; (iv) the two (2) most recent Form 5500 and all schedules thereto; (v) the most recent IRS opinion or determination letter, (vi) two most recent nondiscrimination testing results, and (vii) copies of any non-routine correspondence from any Governmental Authority received within the last two (2) years.

(c)            Within the past six (6) years, except as otherwise set forth under Section 3.14(c) of the Disclosure Letter, none of the Transferred Companies, Parent, nor any ERISA Affiliate have maintained, contributed to, been obligated to contribute to, or had any liability (whether contingent or otherwise) with respect to (i) an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) subject to Title IV of ERISA, Section 412 of the Code or Section 302 of ERISA, (ii) a “multiemployer plan” (within the meaning of Section (3)(37) of ERISA), (iii) a multiple employer plan (within the meaning of Section 413(c) of the Code), or (iv) a multiple employer welfare arrangement (within the meaning of Section 3(40) of ERISA). Neither any Transferred Company, Parent, or any ERISA Affiliate have any liability under Title IV of ERISA.

(d)            Each Employee Plan has been operated in all material respects accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code, except as would not reasonably be expected to be material to the Business or the Transferred Companies, taken as a whole. There are no material audits, investigations, claims or causes of action pending or, to the Knowledge of Parent, threatened against Parent, the Seller or any Transferred Company in connection with any Company Plan, except as would not reasonably be expected to be material to the Business or the Transferred Companies, taken as a whole. All contributions and premiums payments due with respect to each Employee Plan have been timely contributed or paid, and neither the Transferred Companies or Parent have any liability for any unpaid contributions or premiums owed with respect to any Employee Plan.

(e)            Each Employee Plan that is intended to be tax qualified under Section 401(a) of the Code has received or may rely on a favorable determination or opinion letter from the IRS. No event has occurred since the date of the most recent determination or opinion letter that would reasonably be expected to result in the loss of such qualification of such Employee Plan.

(f)            No non-exempt prohibited transaction (within the meaning of Section 4975 of the Code) or breach of the fiduciary duties prescribed in Sections 404 or 405 of ERISA have occurred with respect to any Employee Plan.

(g)            Except as, individually or in the aggregate, has not been and would not reasonably be expected to be material and adverse to the Business and the Transferred Companies, taken as a whole, (i) the Transferred Companies, Parent, and each ERISA Affiliate have complied with the applicable provisions of the Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (the “ACA”), and (ii) neither the Transferred Companies, Parent, nor any ERISA Affiliate have received or reasonably expect to receive any material penalty notices with respect to the ACA. No Employee Plan provides retiree or post-employment medical or welfare plan coverage other than as required by COBRA or other applicable Law, or for the duration of any severance period under an applicable severance plan or employment agreement.

(h)            Except as otherwise set forth under Section 3.14(h) of the Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement (alone or in conjunction with any other event) will (i) result in any payment becoming due to any Business Employee under any Employee Plan, (ii) accelerate the time of payment or vesting, or trigger any funding, or increase the amount of any compensation or benefits with respect to any Business Employee under any Company Plan, (iii) result in the payment of any “excess parachute payment” within the meaning of Section 280G(b)(1), or (iv) prohibit the amendment or termination of any Employee Plan.

(i)            With respect to each Employee Plan maintained primarily for employees and former employees located outside the United States (each, an “International Plan”): (i) if intended to qualify for special Tax treatment, each International Plan is so qualified, (ii) if required to be registered with a Governmental Authority, is so registered, and (iii) the fair market value of the assets of each International Plan, the liability of each insurer for any International Plan funded through insurance, or the book reserve established for any such plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations, as of the date of this Agreement, with respect to all current and former participants in such plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such plan. None of the Transferred Companies has been a party to, a sponsoring employer of, or otherwise is under any liability with respect to any defined benefit pension scheme, any final salary scheme or any death, disability or retirement benefit calculated by reference to age, salary or length of service or any other item.

(j)            The Company has provided a true and correct list of Business Employees and Independent Contractors who provide material services to or for the direct benefit of each of the Transferred Companies that accurately sets forth the following information for each such Person as of immediately prior to the date of this Agreement: employee identification number and status as an employee or contractor; employing or engaging entity; work location (country, state, city); hire date and continuous service date (if different); job title or position; fulltime, part-time, or temporary status; base salary, base hourly wage rate or contract rate, as applicable; target bonus rate or target commission rate; any other compensation payable (including compensation payable pursuant to any other bonus, deferred compensation, commission arrangements or other compensation, and/or severance payments other than those required by applicable Law); any promises or commitments made with respect to changes or additions to such Person’s compensation or benefits; visa status, if applicable, classification as exempt or nonexempt for purposes of the Fair Labor Standards Act and any similar state law; indication of eligibility for any sabbatical program and the terms of such program. Other than the Business Employees, no other employee of Parent or any of its Subsidiaries provides services primarily to the Business in the course of such Person’s employment with Parent or its Subsidiary (excluding employees providing “Seller Services” or the “Data Migration Plan” (as defined in the Transition Services Agreement) set forth on Schedule 2.1(a)(i) (Seller Services) of the Transition Services Agreement).

(k)            Except as otherwise set forth under Section 3.14(k) of the Disclosure Letter, neither Parent, any of its Subsidiaries, nor any Transferred Company is or, within the prior three (3) years, has been a party to, has no duty under applicable Law to bargain for, and is not currently negotiating any collective bargaining agreement or other Contract with a labor union, labor organization, or works council representing, purporting to represent or, to the Knowledge of Parent, seeking to represent any Business Employees. There are no pending or, to the Knowledge of Parent, threatened in writing, labor disputes involving the Business, or between Parent or any of its Subsidiaries (with respect to the Business) or any Transferred Company, on the one hand, and any labor union, labor organization, or works council, on the other hand, or any strikes, work stoppages, work slowdowns or lockouts affecting the Business or any Transferred Company. There are no unfair labor practice charges, grievances or complaints pending before a Governmental Authority or, to the Knowledge of Parent, threatened in writing against Parent or any of its Subsidiaries (with respect to the Business) or any Transferred Company by or on behalf of any Business Employee.

(l)            Since January 1, 2019, each of Parent and its Subsidiaries (with respect to the Business) and each Transferred Company has complied in all material respects with all applicable Laws related to employment and employment practices and respecting the Business Employees, including, any pertaining to payment wages and hours of work (including calculation of holiday pay), employee classification (either as exempt or non-exempt or as a contractor versus employee), leaves of absence, plant closing notifications, employment statutes regulations, and wage orders, workplace health and safety (including COVID-19 measures, public health guidance and risk assessment obligations), retaliation, or discrimination matters, including charges of unfair labor practices or harassment complaints, and there is no material Legal Proceeding pending or, to the Knowledge of Parent, threatened in writing, relating to such applicable Law. Since January 1, 2019, none of Parent or any of its Subsidiaries (with respect to the Business) or any of the Transferred Companies has (i) been liable for the payment of any material claims, damages, fines, penalties, or other amounts to any current or former employees or workers, however designated, for failure to comply with any applicable Law pertaining to employment or services; or (ii) been party or subject to any Governmental Order requiring continuing compliance or reporting obligations entered into to resolve any labor or employment matter; or (iii) implemented any plant closing, mass layoffs, work relocation or redundancy of current or former employees that could require notice and/or consultation under any applicable Laws (including without limitation the WARN Act).

(m)            None of Parent or any of its Subsidiaries (with respect to the Business) or any Transferred Company has or, to the Knowledge of Parent, will become subject to any obligation under applicable Law or otherwise to notify or consult with, prior to or after the Closing, any Governmental Authority or other Person (including any labor union, labor organization, or works council) with respect to the impact of the transactions contemplated by this Agreement on the employment of any employees of the Business or the compensation or benefits provided to any such employees.

(n)            No executive officer of Seller or its Subsidiaries or any Business Employee who has supervisory responsibilities is currently the subject of any complaint or investigation regarding sexual harassment, or other discrimination, or retaliation with respect to such Business Employee’s employment by any Transferred Company or its applicable Affiliate.

(o)            None of Parent or any of its Subsidiaries (with respect to the Business) or any Transferred Company (nor any predecessor or owner of any part of their businesses) has been a party to a relevant transfer for the purposes of the Acquired Rights Directive (Directive 2001/23) or equivalent or similar applicable Laws affecting any current or former employee, and no Business Employee has had their terms and conditions of employment varied as a result of such relevant transfer.

Section 3.15.          Real Property.

(a)          None of the Transferred Companies own any real property. None of the Transferred Companies is obligated or bound by any options, obligations or rights of first refusal or contractual rights to sell, lease or acquire any real property.

(b)          Section 3.15(b) of the Disclosure Letter sets forth a true, correct and complete list of each lease, license, sublease or similar occupancy agreement (each, a “Lease”) under which any Transferred Company is lessee, sublessee or licensee of, or holds, uses or operates, any real property owned by any third Person (the “Leased Real Property”). Each of the Transferred Companies, as applicable, has the right to use all of the Leased Real Property for the full term of each such Lease (and any renewal options) relating thereto. None of the Transferred Companies has assigned, transferred or pledged any interest in any of the Leases. Neither the whole nor any part of the Leased Real Property is subject to any pending suit for condemnation or other taking by any Governmental Authority, and no such condemnation or other taking has been threatened in writing (or to the Knowledge of Parent, orally). The use and occupancy of the Leased Real Property by the Transferred Companies and the conduct of the Business thereat as presently conducted does not violate in any material respect any applicable Laws (including zoning Laws). There are no leases, subleases, licenses, or other agreements granting to any Person the right of use or occupancy of any portion of the material Leased Real Property (except under the Leases). All buildings, structures, facilities and improvements located on the Leased Real Property, including buildings, structures, facilities and improvements which are under construction (collectively, “Improvements”) comply in all material respects with valid and current certificates of occupancy or similar Permits to the extent required by Laws for the use thereof, and conform in all material respects with all applicable Laws, except as would not reasonably be expected to, individually or in the aggregate, have a material and adverse effect on the Business or the Transferred Companies, taken as a whole. Each applicable Transferred Company has a valid leasehold interest to the leasehold estate in all Leased Real Property, in each case, free and clear of all Liens, other than Permitted Exceptions. The Leased Real Property comprises all of the real property leased or subleased to or occupied or used by any Transferred Company. None of the Transferred Companies has, during the one (1) year period prior to the date of this Agreement, received any written notice of termination or cancellation (other than any Leased Real Property that has expired in the ordinary course), or of any material default or event that with notice or lapse of time, or both, would constitute a material default and remains unresolved, under any Lease. Parent has made available to Buyer true, correct and complete copies of each Lease.

Section 3.16.          Taxes.

(a)          All income and other material Tax Returns of each of the Transferred Companies required to be filed by, with respect to, or on behalf of each of the Transferred Companies have been timely filed (taking into account any applicable routine extensions obtained in the ordinary course of business), and all income and other material Taxes due and payable by, with respect to, or on behalf of each of the Transferred Companies have been timely paid. All such Tax Returns are accurate and complete in all material respects.

(b)          Each of the Transferred Companies has withheld or collected and timely paid over to the appropriate Tax Authority (or is holding for such timely payment) all material amounts of Taxes required by Law to be withheld and paid over in connection with amounts owing to any employee, independent contractor or other third-party.

(c)          No material deficiency or claim with respect to Taxes of each of the Transferred Companies has been assessed, the final resolution and payment of which is still pending, and no written notice of any such pending or threatened deficiency or claim has been received.

(d)          No Action or similar proceeding against any Transferred Company by any Tax Authority in respect of Taxes of any of the Transferred Companies is currently in progress, pending or threatened in writing.

(e)          None of the Transferred Companies has (i) ever been a member of an affiliated, consolidated, combined or unitary Tax group (other than a group the common parent of which is or was Parent or any of its Affiliates), or (ii) any liability for the Taxes of any Person under Section 1.1502-6 of the Treasury Regulations or similar provision of state, local or foreign Law (other than by reason of being a member of a group the common parent of which is or was Parent or any of its Affiliates), as a transferee or successor or by Contract (including any Tax sharing, Tax allocation or Tax indemnity agreement, other than pursuant to any commercial agreement entered into in the ordinary course of business the principal purpose of which does not relate to Taxes) or otherwise by operation of Law.

(f)           There are no Liens for Taxes upon the assets of any of the Transferred Companies, other than Permitted Exceptions. No waiver or extension of the statute of limitations is in effect for the assessment of any material Taxes of any of the Transferred Companies.

(g)          None of the Transferred Companies will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of (i) any adjustment pursuant to Section 481(a) of the Code (or any predecessor provision) or any similar provision of state, local or non-U.S. Law by reason of any change of accounting methods, or use of an improper method of accounting, prior to the Closing; (ii) any “closing agreement” as described in Section 7121 of the Code (or any comparable Law in any jurisdiction) executed prior to the Closing; (iii) any installment sale or open transaction disposition occurring prior to the Closing; (iv) any prepaid amount received outside of ordinary course of business prior to the Closing; (v) any intercompany transaction occurring prior to the Closing; (vi) any gain recognition agreement entered into prior to the Closing to which any of the Transferred Companies is a party under Section 367 of the Code (or any corresponding or similar provision of state or local Law); or (vii) Section 965(h) of the Code.

(h)          None of the Transferred Companies has received within the last three (3) years a written notice or claim to pay Taxes or file Tax Returns from a Governmental Authority in a jurisdiction where the Company or such Transferred Company has not filed Tax Returns or paid Taxes, which claim has not been finally resolved.

(i)           There are no rulings, requests for rulings, or closing agreements relating to Taxes for which any of the Transferred Companies may be liable that could materially affect the liability for Taxes of any of the Transferred Companies for any taxable period ending after the Closing Date.

(j)           None of the Transferred Companies has been party to a transaction that is a “listed transaction” or a “reportable transaction” within the meaning of Section 6707A(c) of the Code or Treasury Regulations Section 1.6011-4, other than a “loss transaction” within the meaning of Section 1.6011-4(b)(5) of the Treasury Regulations, or any transaction requiring disclosure under a corresponding or similar provision of state, local or non-U.S. Law.

(k)          There are no material Tax credits, grants, exemptions, holidays, concessions or other similar amounts or reductions that are or could be subject to clawback or recapture as a result of (i) the transactions contemplated by this Agreement or (ii) a failure by any of the Transferred Companies to satisfy one or more requirements on which the credit, grant or similar amount is or was conditioned.

(l)           In the two-year period ending on the date of this Agreement, none of the Transferred Companies has been party to a transaction described in Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code).

(m)         Since September 30, 2014, none of the Transferred Companies has or has ever had any direct or indirect ownership interest in any partnership, joint venture or any other entity or arrangement that is treated as a partnership for tax purposes. Section 3.16(m) of the Disclosure Letter lists the current U.S. federal income tax classification of each Transferred Company and the type and effective date of any election under Treasury Regulation Section 301.7701-3 made with respect to the U.S. federal income tax classification of such Transferred Company.

(n)          None of the Transferred Companies (i) has or has had a permanent establishment in any country other than the country of its organization, or (ii) has engaged in a trade or business in any country other than the country in which it is organized that subjected it to Tax in such country on a net income basis.

(o)          Each of the Transferred Companies has no material Liabilities under, and has materially complied with, any applicable escheat and unclaimed property Laws.

(p)          Each of the Transferred Companies (i) has materially complied with all legal requirements in order to defer the amount of the employer’s share of any “applicable employment taxes” under Section 2302 of the CARES Act, (ii) to the extent applicable, has materially complied with all legal requirements and duly accounted for any available tax credits under Sections 7001 through 7005 of the Families First Coronavirus Response Act, and (iii) has not received or claimed any tax credits under Section 2301 of the CARES Act.

Section 3.17.          Affiliate Transactions. Except for any Contracts that are to be assigned pursuant to the Pre-Closing Intercompany Assignments or any other intercompany or other arrangements resulting from Parent and its Affiliates operating the Business prior to Closing that are to be terminated at Closing, or as otherwise set forth on Section 3.17(a) of the Disclosure Letter, none of Parent, any Related Person of Parent (other than the Transferred Companies), or any officer or director (or equivalent) of the Transferred Companies (or to the Knowledge of Parent, any Family Member of any such Person who is an individual or any entity in which such Person or any such Family Member thereof owns a material interest) (a) is a party to any Contract with any Transferred Company or Parent or its Affiliates (solely in respect to the Business), (b) has engaged in any other material transaction, arrangement or understanding with any Transferred Company since June 11, 2021 (other than in the case of clauses (a) and (b) above in respect of an individual’s capacity as an officer or director of a Transferred Company or any payments made to, and other compensation provided to, officers and directors (or equivalent) in such capacity in the ordinary course of business), or (c) has any ownership interest in any material assets of the Business. Section 3.17(b) of the Disclosure Letter sets forth a complete and accurate list of all Contracts among any such Person (excluding the Transferred Companies), on the one hand, and any Transferred Company, on the other hand (other than employment agreements entered into with employees or equity compensation related agreements with employees) (each such Contract, an “Affiliate Arrangement”).

Section 3.18.          Customers and Vendors. Section 3.18 of the Disclosure Letter sets forth each Major Customer and Major Supplier. Except as set forth on Section 3.18 of the Disclosure Letter, (a) no Major Customer or Major Supplier has terminated its relationship with the Business or the applicable Transferred Company or materially reduced or altered the pricing or other terms of its business with the Business, Company or the applicable Transferred Company, and (b) no Major Customer or Major Supplier has provided written or, to the Knowledge of Parent, oral notice to Parent or any of its Subsidiaries (including any Transferred Company) that it intends to terminate or materially reduce the pricing or alter other terms of its business with the applicable Transferred Company.

Section 3.19.          Accounts Receivable and Payable. All accounts receivable of the Transferred Companies existing on the date hereof have arisen from bona fide transactions in the ordinary course of business and are payable on ordinary trade terms. All accounts receivable of the Transferred Companies reflected on the Reference Balance Sheet are at the aggregate recorded amounts thereof, net of any applicable reserve for returns or doubtful accounts reflected thereon, which reserves are adequate in all material respects, and were calculated in a manner consistent with past practice and in accordance with GAAP. All accounts receivable of the Transferred Companies arising after the date of the Reference Balance Sheet and existing on the date hereof are at the aggregate recorded amounts thereof, net of any applicable reserve for returns or doubtful accounts, which reserves are adequate in all material respects, and were calculated in a manner consistent with past practice and in accordance with GAAP.

Section 3.20.          Government Contracts.

(a)          Except as set forth on Section 3.20 of the Disclosure Letter, in the past (5) years, none of the Transferred Companies, Parent or its Affiliates (solely with respect to the Business), has (i) ever been suspended or barred from bidding on contracts or subcontracts with any Governmental Authority, and no such suspension or debarment has been initiated or, to the Knowledge of Parent, threatened; (ii) breached or violated any Law, certification, representation or clause pertaining to any Government Contract; (iii) been audited or investigated or, to the Knowledge of Parent, is currently being audited or investigated, by any Governmental Authority or quasi-governmental authority and no such audit or investigation has been threatened; (iv) conducted or initiated any internal investigation or made any disclosure with respect to any alleged or potential irregularity, misstatement or omission arising under or relating to a Government Contract; (v) received from any Governmental Authority or any other Person any material written notice of breach, cure, show cause or default with respect to any Government Contract; (vi) had any material Government Contract terminated by any Governmental Authority or any other Person for default or failure to perform; or (vii) received any small business set-aside contract, any other set-aside contract or other order or contract requiring small business or other preferred bidder status. To the Knowledge of Parent, there is no valid basis for (A) the suspension or debarment of any member of any Transferred Company, Parent or its Affiliates (solely with respect to the Business) from bidding on Contracts or subcontracts with any Governmental Authority or quasi-governmental authority or (B) any claim pursuant to an audit or investigation by any foreign, federal, state or local Governmental Authority or quasi-governmental authority. None of the Transferred Companies, Parent or its Affiliates (solely with respect to the Business) has any Contracts that require it to obtain or maintain a security clearance with any Governmental Authority or quasi-governmental authority.

(b)          There are no material outstanding claims or disputes in connection with any Government Contracts related to the Business. To the Knowledge of Parent, there are no outstanding or unsettled allegations of fraud, false claims or overpayments nor any investigations or audits by any Governmental Authority with regard to any Government Contracts related to the Business.

(c)          Each of the Transferred Companies has complied and is compliant with the terms of FAR 52.204-24, -25, and -26, related to covered telecommunications equipment and video surveillance equipment.

(d)          Each of the Transferred Companies has complied and is compliant with the requirements of Executive Order 11246, Section 503 of the Rehabilitation Act, and the Vietnam Era Veterans’ Readjustment Assistance Act, including the filing, implementation, or maintenance of affirmative action plans, engaging in affirmative action under such plan, the maintenance of records, postings or advertisements required by government contracting rules or regulations, or any other kind of socio-economic obligations. Each of the Transferred Companies has in all cases filed all necessary reports to federal, state, or local governmental agencies relating to the above requirements or arising under its government contracts or any form of agreements at any level.

Section 3.21.          International Trade.

(a)          Each of Parent, its Affiliates (solely in respect of the Business), and the Transferred Companies is, and for the past five (5) years has been, in compliance with Trade Laws in all material respects. Each of Parent, its Subsidiaries (solely in respect of the Business), and the Transferred Companies is, and for the past five (5) years has been, in compliance with Sanctions.

(b)          None of Parent or any of its Subsidiaries (other than the Transferred Companies) with respect to the Business, nor any of the Transferred Companies, nor any of their respective directors, officers, or, to the Knowledge of Parent, employees, agents, or any other Persons authorized to act, or acting, on behalf of Transferred Companies, (i) is a Sanctioned Person, (ii) has, in the past five (5) years, directly or indirectly, engaged in any dealings with or involving any Sanctioned Person or Sanctioned Country.

(c)          To the Knowledge of Parent, none of Parent or any of its Subsidiaries (other than the Transferred Companies) with respect to the Business, nor Company nor any Transferred Company is under investigation with respect to Sanctions or any material violation of Trade Laws.

Section 3.22.          Anti-Corruption.

(a)          Within the past five (5) years, none of Parent or any of its Subsidiaries (other than the Transferred Companies) with respect to the Business, nor any of the Transferred Companies, nor any Subsidiary, nor any director, officer, employee or, to the Knowledge of Parent, other Person acting on behalf of or for the benefit of the Business, the Transferred Companies or any of their respective Subsidiaries has offered, promised, provided, or authorized the provision of any money, property, or other thing of value, directly or indirectly, to any Person to improperly influence official action or secure an improper advantage, or to encourage the recipient to breach a duty of good faith or loyalty or the policies of their employer, or otherwise violated any Anti-Corruption Laws.

(b)          Each of Parent, its controlled Affiliates (solely in respect of the Business), and the Transferred Companies has in place policies and procedures designed to prevent their officers, employees, contractors, subcontractors, service providers, agents and intermediaries from undertaking any activity, practice or conduct relating to the Business that would constitute an offence under Anti-Corruption Laws.

Section 3.23.          Brokers. Except for PJT Partners LP, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent. Parent and its Affiliates (excluding the Transferred Companies) are solely responsible for the fees and expenses of PJT Partners LP.

Section 3.24.          Insurance. Set forth in Section 3.24 of the Disclosure Letter is a list as of June 1, 2022 of all of (a) the insurance policies maintained by the Transferred Companies and (b) all insurance policies maintained by Parent or its Affiliates that cover the Business or any Transferred Company (together, including any renewals or extensions thereof, the “Insurance Policies”). Between June 1, 2022 and the date hereof, the policies set forth on Section 3.24 of the Disclosure Letter were renewed in the ordinary course, and no material changes were made to such Insurance Policies (including any changes that would have a disproportionate impact on the Business and the Transferred Companies in comparison to the Retained Business and the Retained Entities). All such Insurance Policies are maintained, to the Knowledge of Parent, with financially sound and reputable insurers, and represent the level of insurance with respect to the Business’s properties, assets and businesses against such casualties and contingencies as are in accordance with sound business practices for businesses engaged in similar activities and in similar geographic areas and with parent entities of similar financial position as Parent. Immediately following the Closing, after taking into account Section 5.10 and without taking into account any changes imposed by Buyer, the Transferred Companies and the Business will have no less insurance coverage (subject to any changes contemplated by Section 5.10(a)) as such Transferred Companies and the Business had under the Insurance Policies as of June 1, 2022 or as of the date hereof, and Parent is not aware of any fact, circumstance, event, or policy term, that would diminish, reduce or terminate such coverage after taking into account the separation of the Business and the Transferred Companies from Parent (including in respect of Insurance Policies covering cyber, management liability, employment practices liability and fiduciary liability), except to the extent of any modifications, reductions or non-renewals that would not have a disproportionate impact on the Business and the Transferred Companies in comparison to the Retained Business and the Retained Entities (either prior to or after Closing).

Section 3.25.          No Other Representations or Warranties. Except for the representations and warranties expressly contained in this ARTICLE III or any Transaction Agreement, none of Parent, the Seller, the Transferred Companies or any other Person makes any other express or implied representation or warranty with respect to Parent, the Seller, the Purchased Shares, the Transferred Companies, the Business or the transactions contemplated by the Transaction Agreements and any other rights or obligations to be transferred hereunder or pursuant hereto, and each of Parent, the Seller, and each of the Transferred Companies disclaims any other representations or warranties, whether made by Parent, the Seller, any of the Transferred Companies or any of their Affiliates or Representatives, in each case in connection with the transactions contemplated hereby or by any Transaction Agreement, and neither the Transferred Companies nor any of their Affiliates or Representatives has any authority, express or implied, to make any representations, warranties, covenants or agreements not specifically set forth in this Agreement or any Transaction Agreement and subject to the limited remedies provided in this Agreement and the Transaction Agreements. Except for the representations and warranties expressly contained in this ARTICLE III or any Transaction Agreement, Parent, the Seller, the Transferred Companies and their respective Affiliates and Representatives hereby disclaim all liability and responsibility for any representation, warranty, projection, forecast, statement, or information made, communicated, or furnished (orally or in writing) to Buyer or its Affiliates or Representatives (including any opinion, information, projection, or advice that may have been or may be provided by any director, officer, employee, agent, consultant, or representative of Parent, the Seller or the Transferred Companies). Parent, the Seller, the Transferred Companies, and their respective Affiliates and Representatives make no representations or warranties to Buyer regarding the probable success or profitability of the Business.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to each of Parent and the Seller that:

Section 4.01.          Incorporation and Authority of Buyer. Buyer is a corporation incorporated, validly existing and, to the extent legally applicable, in good standing under the Laws of the jurisdiction of its incorporation and has all necessary power to enter into, consummate the transactions contemplated by, and to carry out its obligations under, the Transaction Agreements to which it is a party. The execution and delivery by Buyer of the Transaction Agreements to which it is a party and the consummation by Buyer of the transactions contemplated by, and the performance by Buyer of its obligations under, the Transaction Agreements to which it is a party have been duly and validly authorized by all requisite action on the part of Buyer. This Agreement has been, and upon execution and delivery thereof the Ancillary Agreements to which it is a party will be, duly and validly executed and delivered by Buyer, and (assuming due authorization, execution and delivery by each of Parent, the Seller and the Company, as applicable) this Agreement constitutes, and upon execution and delivery thereof the Ancillary Agreements will constitute, legal, valid and binding obligations of Buyer enforceable against Buyer in accordance with their terms, subject to the Bankruptcy and Equity Exception.

Section 4.02.          Qualification of Buyer. Buyer has the appropriate power and authority to operate its businesses as now conducted. Buyer is qualified as a foreign entity to do business and, to the extent legally applicable, is in good standing in each jurisdiction where the character of its owned, operated or leased properties or the nature of its activities makes such qualification necessary, except for jurisdictions where the failure to be so qualified or in good standing would not result in a Buyer Material Adverse Effect.

Section 4.03.          No Conflict. Provided that all consents, approvals, authorizations and other actions described in Section 4.04 have been obtained or taken, except as may result from any facts or circumstances relating to Parent, the Seller or the Transferred Companies, the execution, delivery and performance by Buyer of, and the consummation by Buyer of the transactions contemplated by, the Transaction Agreements do not and will not (a) violate or conflict with the certificate or articles of incorporation or bylaws or similar organizational documents of Buyer, (b) conflict with or violate any Law applicable to Buyer, or (c) result in any breach of, or constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, or give to any Person any rights of termination, amendment, acceleration, first offer, first refusal or cancellation of, or result in the creation of any Lien on any of the assets or properties of Buyer pursuant to any Contract or Permit to which Buyer or any of its Subsidiaries is a party or by which any of such assets or properties is bound or affected, except, in the case of clauses (b) and (c), as would not result in a Buyer Material Adverse Effect.

Section 4.04.          Consents and Approvals. The execution and delivery by Buyer of the Transaction Agreements do not, and the performance by Buyer of, and the consummation by Buyer of the transactions contemplated by, the Transaction Agreements will not, require any material consent, approval, authorization or other action by, or any material filing with or notification to, any Governmental Authority, except (a) in connection, or in compliance, with the applicable filings or approvals under the HSR Act, (b) where the failure to obtain such consent, approval, authorization or action, or to make such filing or notification would not result in a Buyer Material Adverse Effect, (c) as may be necessary as a result of any facts or circumstances relating to Parent, the Seller or the Transferred Companies or (d) as would not impair Buyer’s ability to consummate the transactions contemplated hereby.

Section 4.05.          Absence of Restraints. To the knowledge of Buyer, there exist no facts or circumstances that would reasonably be expected to result in a Buyer Material Adverse Effect.

Section 4.06.          Securities Matters. The Purchased Shares are being acquired by Buyer for its own account, and not with a view to, or for the offer or sale in connection with, any public distribution or sale of the Purchased Shares or any interest in them. Buyer has sufficient knowledge and experience in financial and business matters to be capable of evaluating the merits and risks of its investment in the Purchased Shares, and Buyer is capable of bearing the economic risks of such investment, including a complete loss of its investment in the Purchased Shares. Buyer acknowledges that the Purchased Shares have not been registered under the Securities Act, or any state securities Laws, and understands and agrees that it may not sell or dispose of any of the Purchased Shares except pursuant to a registered offering in compliance with, or in a transaction exempt from, the registration requirements of the Securities Act and any other applicable state, foreign or federal securities Laws.

Section 4.07.          Financial Ability. Buyer (a) has access to sufficient immediately available funds and credit facilities and the financial ability to pay the Purchase Price and any expenses incurred by Buyer in connection with the transactions contemplated by this Agreement and the Ancillary Agreements and (b) at the Closing, will have the resources and capabilities (financial and otherwise) to perform its obligations hereunder. Buyer has not incurred any obligation, commitment, restriction or liability of any kind, and is not contemplating or aware of any obligation, commitment, restriction or liability of any kind, in either case which would reasonably be expected to materially impair or materially adversely affect such resources and Buyer’s ability to timely consummate the transaction contemplated by, or to perform its obligations under, the Transaction Agreements.

Section 4.08.          Brokers. Except as set forth on Section 4.08 of the Disclosure Letter, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Buyer.

Section 4.09.          Solvency. Subject to (a) the terms and conditions of this Agreement, including the truth and accuracy of the representations and warranties of each of Parent and the Seller set forth in ARTICLE III, and (b) that the Transferred Companies on a consolidated basis are solvent as of immediately prior to Closing, immediately after giving effect to the consummation of the transactions contemplated by the Transaction Agreements (including any financings being entered into in connection therewith), Buyer and its Subsidiaries (including the Transferred Companies) (i) will be solvent (in that the fair saleable value (determined on a going concern basis) of the assets of Buyer will be greater than the amount required to pay its probable liability on its recourse debts as they mature or become due), (ii) will have adequate capital with which to engage in its business, and (iii) will be able to pay its debts and obligations in the ordinary course of business as they become due.

Section 4.10.          Investigation; No Reliance. Buyer acknowledges and agrees that it has made its own inquiry and investigation into, and, based thereon, has formed an independent judgment concerning Parent, the Seller, the Transferred Companies, the Purchased Shares, the Business and the transactions contemplated by this Agreement and any other assets, rights or obligations to be transferred hereunder or pursuant hereto. Except for the specific representations and warranties expressly made by each of Parent and the Seller in ARTICLE III or any Transaction Agreement: (i) Buyer acknowledges and agrees that (a) Parent, the Seller, the Transferred Companies, and their respective Affiliates and Representatives are not making and have not made any representation or warranty, expressed or implied, at law or in equity, in respect of the Purchased Shares, Parent, the Seller, the Transferred Companies, the Business, or any of Parent’s, the Seller’s or the Transferred Companies’ respective businesses, assets, liabilities, operations, prospects, or condition (financial or otherwise), including with respect to merchantability or fitness for any particular purpose of any assets, the nature or extent of any liabilities, the prospects of the Business, the effectiveness or the success of any operations, or the accuracy or completeness of any confidential information memoranda, documents, projections, material or other information (financial or otherwise) regarding Parent, the Seller, the Transferred Companies or the Business furnished to Buyer or its Representatives or made available to Buyer and its Affiliates or Representatives in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the transactions contemplated hereby, or in respect of any other matter or thing whatsoever (except, in each case, to the extent addressed in a representation in this Agreement), and (b) no officer, agent, representative or employee of Parent, the Seller, the Transferred Companies or any of their respective Affiliates and Representatives has any authority, express or implied, to make any representations, warranties or agreements not specifically set forth in this Agreement; (ii) Buyer specifically disclaims that it is relying upon or has relied upon any such other representations or warranties that may have been made by Parent, the Seller, the Transferred Companies and their respective Affiliates and Representatives, and acknowledges and agrees that Parent, the Seller, the Transferred Companies and their respective Affiliates and Representatives have specifically disclaimed and do hereby specifically disclaim any such other representation or warranty made by any Person; (iii) Buyer specifically disclaims any obligation or duty by Parent, the Seller, the Transferred Companies or any of their respective Affiliates or Representatives to make any disclosures of fact not required to be disclosed pursuant to the specific representations and warranties set forth in ARTICLE III; and (iv) Buyer is acquiring the Purchased Shares subject only to the specific representations and warranties set forth in ARTICLE III or in any other Ancillary Agreement. Nothing in this Section 4.10 shall limit (or be deemed to limit), in any manner (as a waiver or otherwise), the right of Buyer to pursue a claim for Fraud, or otherwise be interpreted that Buyer has not relied on the accuracy and completeness of the representations and warranties in ARTICLE III of this Agreement or in any other Ancillary Agreement.

ARTICLE V

ADDITIONAL AGREEMENTS

Section 5.01.          Conduct of Business Prior to the Closing.

(a)          Except (A) as required by applicable Law, (B) as expressly provided in this Agreement or the Ancillary Agreements, or (C) for matters identified in Section 5.01(a) of the Disclosure Letter, from the date of this Agreement until the Closing Date (or until the earlier termination of this Agreement), unless Buyer otherwise consents in advance (which consent shall not be unreasonably withheld, conditioned or delayed), each of Parent and the Seller shall (with respect to only the Business and the Transferred Companies), and shall cause the Company to, and the Company shall, and shall cause the each of the Transferred Companies to, (x) conduct its business in the ordinary course consistent with past practice, (y) use commercially reasonable efforts to preserve intact the Business, its operations, permits, rights, goodwill, relations with customers, suppliers and other material relationships with whom the Transferred Companies do business, and (z) not do or permit to be done any of the following:

(i)          except with respect to Intellectual Property (as set forth in clause (iv) below), create or otherwise incur any Lien (other than a Permitted Exception) on any material property, right or asset of the Business (whether tangible or intangible);

(ii)         with respect to the Transferred Companies or the property or assets of the Business only, incur, issue, assume, guarantee or otherwise become liable for any indebtedness for borrowed money, other than (A) intercompany indebtedness between or among the Transferred Companies and (B) (1) indebtedness that will be repaid at Closing pursuant to the Pay-Off Letter described in Section 2.05(h) (if any) or (2) indebtedness with respect to which the Transferred Companies are released as of Closing pursuant to the releases described in Section 2.05(g);

(iii)        sell, transfer, lease, sublease or otherwise dispose of any asset of the Business in excess of $50,000 for any individual asset and $250,000 for all such assets in the aggregate, in each case, other than in the ordinary course of business consistent with past practices in all material respects;

(iv)        sell, assign, transfer, lease, license, encumber, abandon or permit to lapse any of its material Owned Intellectual Property except for non-exclusive licenses granted in the ordinary course of business, or disclose to a third party any of its material trade secrets or other material confidential information related to the Business, in each case, other than in the ordinary course of business pursuant to a written confidentiality agreement;

(v)         issue, sell, pledge or transfer to any Person any interest or securities in any Transferred Company, or any securities convertible into or exchangeable or exercisable for, or options with respect to, or warrants to purchase or rights to subscribe for, interest or securities in any Transferred Company, or make any other change in the capital structure of any Transferred Company;

(vi)        change or amend any Transferred Company’s organizational documents;

(vii)       (A) increase the compensation or benefits payable or to become payable to, any Business Employee, in each case except (1) in the ordinary course of business, (2) as required by the terms as of the date hereof of an Employee Plan existing on the date hereof or (3) as required by applicable Law, (B) establish, adopt, enter into, materially amend or terminate any Company Plan (or any plan, program or agreement that would be a Company Plan if in effect on the date hereof), except as required by applicable Law or an Employee Plan (and, for the avoidance of doubt, Parent shall not be restricted in any way by the foregoing with respect to any Parent Plans to the extent any actions do not disproportionately impact Business Employees), (C) grant any change of control bonuses, transaction bonuses, retention bonuses, equity awards, severance, or any similar payments or benefits to any Business Employee, (D) hire or terminate (for reasons other than “cause”) any employee with annual base compensation over $200,000, or (E) enter into or amend any collective bargaining agreement or other material Contract or agreement with any labor union, labor organization, or works council;

(viii)      (A) amend or otherwise modify in any material respect, or terminate, waive any material right, claim or benefit under, or accelerate any material obligation or liability in, any Material Contract (or any Contract that would be a Material Contract if in effect as of the date hereof), other than any amendment or modification entered into in the ordinary course of business consistent with past practice, provided, that it shall not be deemed to be ordinary course of business to enter into amendments or modifications containing terms relating to most-favored nations, exclusivity, or restrictions on competition, (B) other than in the ordinary course of business consistent with past practice, enter into any Contract that would constitute a Material Contract if it had been entered into prior to the date hereof, (C) enter into a multi-year Contract requiring payment, individually or in the aggregate, in excess of $250,000 that is paid-in full up front or (D) enter into any new Shared Customer Contract;

(ix)         make any material change in any method of financial accounting or financial accounting practice or policy used by Parent, Seller or any Transferred Company solely with respect to the Business, other than such changes as are required by GAAP or applicable Law;

(x)          except as contemplated by the FY23 Operating Plan of the Business previously provided to Buyer, enter into any commitment for capital expenditures in excess of $500,000 for any individual commitment and $1,000,000 for all such commitments in the aggregate;

(xi)         fail to maintain the books and records of any Transferred Company in the ordinary course of business consistent with past practices in all material respects;

(xii)        commence any material suit, litigation or arbitration, or enter into any settlement or release with respect to, any material Action relating to any Transferred Company, the Business or the transactions contemplated by this Agreement, unless such settlement or release contemplates only the payment of money (or the modification, termination or release of any rights or obligations of Parent or the Seller in a manner that is not adverse to the Business or the Transferred Companies in any material respect) to be paid prior to Closing without ongoing limits on the conduct or operation of the Business or any Transferred Company;

(xiii)       except with respect to Taxes and Tax matters of any Parent Consolidated Group, to the extent related to the Taxes of any of the Transferred Companies, (A) make, change or revoke any material Tax election, (B) adopt or change any material method of Tax accounting, (C) file any material amendment to any income or other material Tax Return, (D) agree to any extension or waiver of the statute of limitations with respect to the assessment or determination of material Taxes, (E) initiate or enter into any closing, voluntary disclosure or similar agreement with a Governmental Authority with respect to Taxes, (F) settle or compromise any material Tax claim, audit, assessment or liability, (G) surrender any right to claim a refund of material Taxes or an offset or other reduction in Liability for material Taxes, or (H) request any ruling or similar guidance with respect to material Taxes;

(xiv)       with respect to the Transferred Companies or the Business only, effect any merger, consolidation, recapitalization, reclassification or other change in any Transferred Company’s capitalization or acquire (by merger, consolidation, acquisition of equity or assets or otherwise) any Person, business line or operating division;

(xv)        enter into any new line of business or abandon or discontinue any existing line of business;

(xvi)       with respect to any of the Transferred Companies, (A) adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization or (B) file a petition in bankruptcy under any provision of federal or state bankruptcy Law or consent to the filing of any bankruptcy petition against it under any similar Law;

(xvii)      declare, set aside or pay any dividend or other distribution in respect of any equity interests of any Transferred Company, whether payable in cash, stock, units, property or otherwise, in each case, other than dividends and distributions (i) payable solely in cash that will be paid in full prior to the Closing or (ii) by any Transferred Company, on the one hand, to another Transferred Company, on the other hand;

(xviii)     decline to enforce consistent with past practice, modify or waive any non-competition, non-solicitation, or confidentiality obligation of any Business Employee or any other former employee who primarily provided services with respect to the Business; or

(xix)       enter into any legally binding commitment with respect to any of the foregoing.

(b)          Notwithstanding anything to the contrary contained herein, any deviations from the ordinary course of business of the Transferred Companies or any action, activity or conduct by the Transferred Companies necessary or advisable (as determined by Parent in its sole discretion) to mitigate, remedy, respond to or otherwise address the impact of COVID-19 on the Business (any such action, activity or conduct, the “COVID-19 Response”), including complying with “shelter in place” and non-essential business orders by any Governmental Authority or measures to protect the health or safety of any Person, that would otherwise be in breach of this Section 5.01, shall not be deemed a breach of this Section 5.01.

(c)          Without limiting the generality of the foregoing, Parent and Seller shall cause the Transferred Companies to retain not less than 50% of aggregate Cash (“Minimum Domestic Cash”) in accounts of the Transferred Companies that are held in the United States and not otherwise subject to Taxes for repatriation.

Section 5.02.          Access to Information.

(a)          From the date of this Agreement until the Closing (or until the earlier termination of this Agreement), upon reasonable prior notice, Parent shall, and shall cause each of the Seller and the Transferred Companies to, (i) give Buyer and its Representatives reasonable access to the management and other senior personnel, properties, books, contracts, Tax Returns, records and other documents (including auditor’s work papers (subject to execution of customary access letters)) of Parent and its Affiliates to the extent relating primarily to the Business or the Transferred Companies, (ii) furnish to Buyer and its Representatives such financial and operating data and other information to the extent relating to the Business or the Transferred Companies as such Persons may reasonably request and (iii) use commercially reasonable efforts to cause the appropriate (as determined by Parent) employees and executive officers of Seller and its Affiliates to cooperate with Buyer in its investigation of the Business. Any investigation pursuant to this Section 5.02(a) shall be at Buyer’s sole cost.

(b)          Notwithstanding anything in this Agreement to the contrary:

(i)           (A) in no event shall Parent, the Seller, the Transferred Companies or their respective Affiliates be obligated to provide any (1) access or information in violation of any applicable Law, (2) information the disclosure of which would reasonably be expected to jeopardize any applicable privilege (including the attorney-client privilege) available to Parent, the Seller, the Transferred Companies or any of their respective Affiliates relating to such information, or (3) Tax Returns of any Parent Consolidated Group; provided that, Parent shall make reasonable and appropriate substitute disclosure arrangements under circumstances in which the restrictions of this subclause (A) apply; provided further, that, in the event that Parent withholds access or information in reliance on the foregoing clause (A), Parent shall provide (to the extent possible without waiving or violating the applicable legal privilege or Law) notice to Buyer that such access or information is being so withheld; and (B) any access or investigation contemplated by Section 5.02(a) shall not unreasonably interfere with any of the businesses, personnel or operations of Parent, the Seller, the Transferred Companies or any of their respective Affiliates.

(ii)          the auditors and accountants of Parent, the Seller, the Transferred Companies or any of their respective Affiliates shall not be obligated to make any work papers available to any Person except in accordance with such auditors’ and accountants’ normal disclosure procedures and then only after such Person has signed a customary agreement relating to such access to work papers in form and substance reasonably acceptable to such auditors or accountants.

(c)          From and after the Closing, for a period of seven (7) years, in connection with any reasonable business purpose, including the preparation or amendment of Tax Returns, claims or obligations relating to financial statements, or the determination of any matter relating to the rights or obligations of Parent or any of its Affiliates under any Transaction Agreement, upon reasonable prior notice, and except to the extent necessary to (i) ensure compliance with any applicable Law or (ii) preserve any applicable privilege (including the attorney-client privilege) (provided that Buyer shall make reasonable and appropriate substitute disclosure arrangements under circumstances in which such restrictions apply), Buyer shall, and shall cause each of its Affiliates (which shall include the Transferred Companies) and its and their Representatives to (A) afford Parent and its Representatives and their respective Affiliates reasonable access, during normal business hours, to the properties, books and records of Buyer and its Affiliates in respect of any of the Transferred Companies and the Business, with respect to periods or occurrences prior to the Closing, and (B) make reasonably available, during normal business hours and upon reasonable advance notice, to Parent and its Representatives or their respective Affiliates those employees of Buyer or its Affiliates whose assistance, expertise, testimony, notes or recollections or presence may be necessary to assist Parent or its Representatives or their respective Affiliates in connection with its inquiries for any purpose referred to above; provided, however, that such investigation shall not unreasonably interfere with the business or operations of Buyer or any of its Affiliates; and provided further, that the auditors and accountants of Buyer or its Affiliates shall not be obligated to make any work papers available to any Person except in accordance with such auditors’ and accountants’ normal disclosure procedures and then only after such Person has signed a customary agreement relating to such access to work papers in form and substance reasonably acceptable to such auditors or accountants. Any such access granted pursuant to this Section 5.02(c) shall be at the sole cost and expense of the party requesting such access.

(d)          Notwithstanding anything in this Agreement to the contrary, none of Parent, the Seller or the Transferred Companies shall be required, prior to the Closing, and Buyer shall not be required, following the Closing, to disclose, or cause or seek to cause the disclosure, to any Person (or to provide access to any properties, books or records that would reasonably be expected to result in the disclosure to any Person of) any trade secrets, proprietary know how, processes or patent, trademark, trade name, service mark or copyright applications or product development, or pricing and marketing plans, in each case that is Confidential Information, nor shall Parent, the Seller or the Transferred Companies, prior to the Closing, or Buyer, following the Closing, be required to permit or cause or seek to cause others to permit any Person to have access to or to copy or remove from the properties of Parent, the Seller or the Transferred Companies, any documents, drawings or other materials that might reveal any such Confidential Information.

(e)          Notwithstanding anything to the contrary in Section 5.02(a), Buyer shall not conduct, prior to the Closing, without the prior written consent of Parent, which consent Parent may grant or withhold in its sole discretion, any sampling, testing or other intrusive indoor or outdoor investigation at or in connection with the Leased Real Property or any other property associated or affiliated in any way with Parent, the Seller, the Transferred Companies or the Business.

(f)          If so requested by Buyer, on the one hand, or Parent, on the other hand, Parent or one of its Affiliates, or Buyer or one of its Affiliates, as the case may be, shall enter into a customary joint defense agreement or common interest agreement with Buyer and its Affiliates, or Parent and its Affiliates, as applicable, with respect to any information to be pursuant to Section 5.02(a) or Section 5.02(c).

Section 5.03.          Records Preservation.

(a)          At or as soon as reasonably practicable following the Closing, Parent shall use commercially reasonable efforts to (i) cause all tangible books and records of the Transferred Companies and the Business to be located on the Leased Real Property and such tangible books and records shall be transferred to Buyer by possession of such premises, (ii) transfer, or cause to be transferred, to Buyer all original corporate records of the Transferred Companies relating to the legal existence, ownership and corporate governance of the Transferred Companies, all Permits of the Transferred Companies, and (iii) all other books and records of the Transferred Companies and the Business, in each case, that are not located on the Leased Real Property or otherwise possessed or controlled by the Transferred Companies. For the avoidance of doubt, in the case of clause (iii), the foregoing shall not include any electronic copies of such books and records to the extent transferred to Buyer or the Transferred Companies under the terms of the Transition Services Agreement.

(b)          Subject to the requirements of this Section 5.03 and Section 5.04, Parent shall have the right to retain a copy of any or all books and records of the Transferred Companies (including emails) that are otherwise in the possession or under the control of Parent or any of its Affiliates relating to the conduct of the Business on or prior to the Closing Date (i) relating to information (including employment and medical records) regarding the employees of the Transferred Companies, (ii) as may be required by any Governmental Authority, including pursuant to any applicable Law or regulatory request, (iii) as may be deemed appropriate in connection with any Action commenced or threatened by any Person (including any Governmental Authority), or (iv) as may be necessary for Parent to perform their respective obligations pursuant to any Transaction Agreement, in each case subject to restrictions imposed by applicable privacy Laws.

(c)          Subject to the standard document retention policies of each Party and its Affiliates, for a period of six (6) years following the Closing, each Party shall preserve all pre-Closing Date books and records of the Transferred Companies and the Business possessed or controlled by such Person. During such period, upon any reasonable request from party or its authorized Representatives (the “Requesting Party”), the other party or any of its Affiliates holding such books and records (the “Disclosing Party”) shall (i) provide the Requesting Party reasonable access to such books and records during normal business hours; provided, that such access shall not unreasonably interfere with the conduct of the business of the Disclosing Party holding such books and records and (ii) permit the Requesting Party to make copies of such books and records, in each case, at no cost to the Disclosing Party (other than for reasonable out-of-pocket expenses). Nothing herein shall require the Disclosing Party to disclose any information to the Requesting Party if such disclosure would jeopardize any attorney-client privilege, the work product immunity or any other legal privilege or similar doctrine or contravene any applicable Law, Governmental Order or any fiduciary duty (it being understood that the Disclosing Party shall (A) cooperate with any requests for, and use their commercially reasonable efforts to obtain, any waivers, and (B) use their commercially reasonable efforts to make other arrangements (including redacting information or entering into common interest or joint defense agreements or establishing clean team arrangements), in each case, that would enable otherwise required disclosure to Parent or its Representatives to occur without so jeopardizing privilege or contravening such applicable Law, Governmental Order or fiduciary duty or agreement) or require Buyer, Parent, the Seller or any of their respective Affiliates to disclose their Tax records (except for Tax records of, or with respect to, the Transferred Companies) or any personnel or related records.

(d)          Such books and records may be requested under this Section 5.03 for any reasonable business purpose, including to the extent reasonably required in connection with accounting, litigation, financial reporting, federal securities disclosure, compliance with contractual obligations of the parties to this Agreement, or preparation of the Closing Statement (if applicable). Notwithstanding the foregoing, upon the expiration of such retention period, any and all such books and records may be destroyed by either Party, if such Party sends to the other Party written notice of its intent to destroy such books and records, specifying in reasonable detail the contents of the books and records to be destroyed; such books and records may then be destroyed after the sixtieth (60th) day following such notice unless the other Party notifies such Party of its desire to obtain possession of such books and records, in which event such Party shall transfer the books and records to the other Party and the other Party shall pay all reasonable out-of-pocket expenses in connection therewith.

Section 5.04.          Confidentiality.

(a)          The terms of the letter agreement dated December 15, 2021 (the “Confidentiality Agreement”) between Clearlake Capital Group, L.P. and Parent are incorporated into this Agreement by reference and shall continue in full force and effect (and the confidentiality obligations thereunder shall be binding upon Buyer and its Affiliates and Representatives as if parties thereto) until the Closing, at which time the confidentiality obligations under the Confidentiality Agreement shall terminate. If, for any reason, the Closing does not occur, the Confidentiality Agreement shall continue in full force and effect in accordance with its terms; provided that the term of the Confidentiality Agreement shall expire on the date which is two (2) years from the date hereof.

(b)          For a period of three (3) years from the date hereof, Parent shall, and shall cause its controlled Affiliates and instruct its Representatives to, hold in strict confidence and not use, disclose or release without the prior written consent of Buyer, any and all Confidential Information; provided that Parent may disclose, or may permit disclosure of, Confidential Information (i) to its Representatives who have a need to know such information and are informed of their obligation to hold such information confidential to the same extent as is applicable to the Parties and in respect of whose failure to comply with such obligations, Parent shall be responsible, or (ii) if Parent, Seller, or any of their respective Affiliates or Representatives is compelled (whether by deposition, interrogatory, request for documents, subpoena, civil investigation, demand, order or other legal process) or otherwise required by Law to disclose any such Confidential Information. In the event that any demand or request for disclosure of Confidential Information is made pursuant to clause (ii) above, Parent shall (A) as promptly as practicable notify Buyer of the existence of such request or demand to the extent practicable and, if not otherwise prevented by Law, the disclosure that is expected to be made in respect thereto so that Buyer may, at its expense, seek a protective order or other appropriate assurance that confidential treatment will be afforded to the Confidential Information and/or waive compliance with the provisions of this Section 5.04(b), and (B) if requested by Buyer, cooperate with Buyer (at Buyer’s expense) in seeking a protective order or other appropriate assurance that confidential treatment will be afforded to the Confidential Information in respect to such request or demand. If such a protective order or other remedy or the receipt of a waiver by Buyer is not obtained and Parent or any of its Representatives is required by such Law to disclose any Confidential Information, Parent or such Representative may disclose only that portion of the Confidential Information which is required to be disclosed.

(c)          As used in this Agreement, “Confidential Information” shall mean all proprietary, technical, economic, environmental, operational, financial or other Business information or material, data, reports, interpretations, forecasts and business plans of the Transferred Companies and their businesses, products, services, financial condition, operations, assets, liabilities and/or prospects which is in, or after the date hereof, comes into, the possession of Parent or any of its Representatives, including pursuant to the access provisions of Section 5.02 or Section 5.03 or any other provision of any Transaction Agreement; except the term “Confidential Information” does not include any information which (i) at the time of disclosure is generally available to and known by the public (other than as a result of a disclosure by Parent in breach of Section 5.04(b)), (ii) becomes available after the Closing Date to Parent or any of its Representatives on a non-confidential basis from a source other than Buyer or its Representatives which, to the Knowledge of Parent, is not subject to any contractual, legal or fiduciary obligation of confidentiality to Buyer or (iii) is independently developed by Parent or any of its Affiliates (other than by the Business prior to the Closing) without use of or reference to the Confidential Information or Buyer or any of its Affiliates. Notwithstanding the foregoing, nothing herein shall prevent Parent from disclosing or using information that is not related to the Business or any of the Transferred Companies (as conducted by Parent and its Affiliates (including the Transferred Companies) prior to the Closing or by Buyer after the Closing) or that is licensed to any Transferred Company pursuant to the Contracts set forth on Section 5.04(c) of the Disclosure Letter.

Section 5.05.          Regulatory and Other Authorizations; Consents.

(a)          Subject to the terms, conditions and limitations in this Agreement, prior to Closing, each of the parties shall, and shall cause their controlled affiliates to, consummate and make effective the transactions contemplated by this Agreement as promptly as reasonably practicable, and in any case, prior to the End Date (including the satisfaction, but not waiver, of the conditions precedent set forth in ARTICLE VIII), provided that (i) Buyer and its controlled Affiliates shall not be required to pay any consent fees to third parties in connection therewith and (ii) without the prior written consent of Buyer and the Transferred Companies shall not make any concessions to third parties.

(b)          Subject to the terms, conditions and limitations in this Agreement, prior to Closing, each of the parties shall, and shall cause their controlled Affiliates to, use reasonable best efforts to obtain consents, authorizations, orders or approvals of all Governmental Authorities necessary to consummate the transactions contemplated by this Agreement. Each of Buyer and Parent shall use their reasonable best efforts to make an appropriate filing, if necessary, pursuant to the HSR Act, with respect to the transactions contemplated hereby, as promptly as practicable and no later than ten (10) Business Days after the date of this Agreement. The Parties, as appropriate, shall use their reasonable best efforts to supply as promptly as practicable to the appropriate Governmental Authorities any additional information and documentary material that may be requested pursuant to the HSR Act. Buyer agrees to take any and all actions that are necessary or reasonably advisable to avoid or eliminate each and every impediment under the HSR Act or competition Laws of any jurisdiction that may be asserted or required by any Governmental Authority to consummate the transactions contemplated by this Agreement as expeditiously as possible, and in any event prior to the End Date, including (A) proposing, negotiating, committing to, effecting and agreeing to, by consent decree, hold separate order, or otherwise, the sale, divestiture, license, hold separate, and other disposition of, any entities, operations, assets, divisions, businesses, product lines, customers or facilities of any of the Transferred Companies, (B) creating, terminating, amending or assigning existing relationships, ventures, contractual rights, or obligations of any of the Transferred Companies, (C) amending, assigning, or terminating existing licenses or other agreements (and entering into such new licenses or other agreements), (D) otherwise taking or committing to any action that would limit Buyer’s freedom of action with respect to, or its ability to retain or hold, directly or indirectly, any businesses, assets, products, or equity interests of the Transferred Companies, and (E) entering into any Governmental Order, consent decree, settlement, undertaking or other agreement to effectuate any of the foregoing (the “Regulatory Actions”). Notwithstanding the foregoing and anything else in this Agreement, (1) neither Buyer nor any of its Affiliates shall be required to take or agree or commit to take any regulatory action (including the Regulatory Actions in clauses (A)-(E) above) involving the Transferred Companies, including in respect of the operations, assets, Contracts (including Contract rights), divisions, facilities, product lines, customers, relationships, ventures, contractual rights, licenses, agreements or businesses of the Transferred Companies, if such actions, individually or in the aggregate, would reasonably be expected to (x) result in loss of a material amount of revenue of the Transferred Companies, taken as a whole, or (y) result in a material loss in the value of the Business and the Transferred Companies, taken as a whole, (2) neither Buyer nor any of its Affiliates (other than the Transferred Companies) shall be required to agree to take or agree to commit to take any regulatory action whatsoever (including the Regulatory Actions in clauses (A)-(E) above), including with respect to the sale, divestiture, license (including of intellectual property), hold separate, and other disposition of, any entities, operations, assets, Contracts (including Contract rights), divisions, facilities, product lines, customers, relationships, ventures, contractual rights, licenses, agreements or businesses of Buyer or its Affiliates (other than the Transferred Companies), or the creating, terminating, amending or assigning of any of their respective existing entities, operations, assets, Contracts (including Contract rights), divisions, facilities, product lines, customers, relationships, ventures, contractual rights, licenses, agreements or businesses, or the taking of any other action described in the immediately preceding sentence, and (3) Parent and Seller each agrees that it shall not, and it shall cause each Retained Entity and Transferred Company and their respective representatives not to, take or agree or commit to take regulatory action (including the Regulatory Actions in clauses (A)-(E) above).

(c)          Each Party shall promptly notify the other Parties of any material oral or written communication it receives from any Governmental Authority relating to the matters that are the subject of this Agreement, permit the other Parties to review in advance, and shall consider in good faith the comments of the other Parties in connection with, any material communication proposed to be made by such Party (or its advisors) to any Governmental Authority, and shall provide the other Parties with copies of all material correspondence or other communications between them or any of their Representatives, on the one hand, and any Governmental Authority or members of its staff, on the other hand, with respect to this Agreement, subject to Section 5.05(b). No Party shall agree to participate in any meeting or discussion with any Governmental Authority in respect of any such filings, investigation or other inquiry unless, to the extent reasonably practicable, it consults with the other Parties in advance and, to the extent practicable and permitted by such Governmental Authority, gives the other Parties the opportunity to attend and participate at such meeting. Subject to the Confidentiality Agreement and applicable Law, the Parties will coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other Parties may reasonably request in connection with the foregoing and in seeking early termination of any applicable waiting periods under any Law in any relevant jurisdiction. Nothing in this Section 5.05(c) shall be applicable to Tax matters.

(d)          Subject to the terms and conditions of this Agreement, prior to Closing, in the event any claim, action, suit, investigation or other proceeding by any Governmental Authority is commenced that questions the validity or legality of the transactions contemplated hereby, seeks to temporarily or permanently enjoin the transactions contemplated hereby, or seeks damages in connection therewith, Buyer agrees to cooperate and use reasonable best efforts to defend against such claim, action, suit, investigation or other proceeding and, if any decree, judgment, injunction or other order is issued in any such action, suit or other proceeding, to use reasonable best efforts to have such injunction or other order vacated, lifted, reversed or overturned and to cooperate reasonably regarding any other impediment to the consummation of the transactions contemplated hereby.

(e)          Buyer shall not, and shall cause its controlled Affiliates not to, make or agree to make any acquisition (including any acquisitions of assets, businesses, or equity) if such acquisition or agreement would reasonably be expected to (i) materially increase the risk of delaying beyond the End Date or not obtaining any consents, authorizations, orders or approvals of all Governmental Authorities necessary to consummate the transactions contemplated by this Agreement or (ii) materially increase the risk of any Governmental Authority entering or not vacating, lifting, reversing or otherwise overturning any injunction, judgment or other order under the HSR Act or any competition law that would prevent, prohibit, restrict or delay beyond the End Date the consummation of the transactions contemplated hereby.

(f)          Each Party agrees to reasonably cooperate in obtaining any other consents and approvals including, for the avoidance of doubt, any Third-Party Approvals, that may be required in connection with the transactions contemplated by the Transaction Agreements, including as needed to provide the services contemplated under the Transition Services Agreement immediately following Closing in accordance with the terms and conditions thereof. Notwithstanding anything to the contrary in this Agreement, nothing herein shall obligate or be construed to obligate Buyer, Parent, the Seller, any Transferred Company or any of their respective Affiliates to (i) make, or to cause to be made, any payment to any third party in order to obtain the consent or approval of such third party under any Contract or lease for Leased Real Property and/or (ii) seek or obtain, or cause to be sought or obtained, any consent or approval of any customer of any Transferred Company under any Contract with such customer.

(g)          Notwithstanding anything in this Agreement to the contrary, Buyer acknowledges on behalf of itself and its Affiliates and its and their Affiliates and Representatives, successors and assigns that the operation of the Business shall remain in the dominion and control of Parent until the Closing and that Buyer and its Affiliates and Representatives shall not provide, directly or indirectly, any directions or orders to any director, officer or employee of Parent or any Transferred Company with respect to the operation of the Business, except as specifically contemplated or permitted by this ARTICLE V or as otherwise consented to in advance by an executive officer of Parent, and in accordance with any applicable Laws.

Section 5.06.          Reserved.

Section 5.07.          Pre-Closing Intercompany Assignments.

(a)          Except for the Excluded Shared Assets, subject to Section 5.07(b) below, prior to the Closing, Parent shall, and shall cause its controlled Affiliates to, cause the (i) Contracts, rights, assets and Intellectual Property listed on Section 5.07(a) of the Disclosure Letter, (ii) Contracts and rights or assets under such Contracts exclusively related to or exclusively used in the Business, and (iii) all other assets (whether tangible or intangible), rights and Intellectual Property primarily related to or used primarily in the Business (other than TSA Contract Assets), in each case of clauses (i) through (iii) above, that are held or owned by, or leased or licensed to, Parent and its controlled Affiliates (other than the Transferred Companies), to be assigned to a Transferred Company prior to the Closing in a manner reasonably acceptable to Buyer (the “Pre-Closing Intercompany Assignments”); provided, for purposes of clarity, that the actual assignment, transfer or sharing of any Relevant Data shall be governed by the applicable provisions of the Transition Services Agreement and the Pre-Closing Intercompany Assignments do not obligate any Retained Entity to assign, transfer or share any data, information or data compilations that does not constitute Relevant Data. “TSA Contract Assets” means Contracts to which Parent or a Retained Entity is a party and rights and assets under such Contracts to the extent that such Contract or underlying right or asset is (A) needed by the Retained Entities to provide a Seller Service or Omitted Service or (B) used by the Retained Entities to provide to the Transferred Companies as of immediately prior to Closing services that will be considered Excluded Services under the Transition Services Agreement. The Parties agree to take the actions contemplated in Section 5.07 of the Disclosure Letter.

(b)          Notwithstanding the foregoing Section 5.07(a), this Agreement shall not constitute an agreement to assign any Contract, Intellectual Property or other asset or property pursuant to the Pre-Closing Intercompany Assignments if such assignment, without the consent of, or other action by, any third party or any Governmental Authority, would constitute a breach or violation of any Contract or applicable Law (or other duty owed to such third party or Governmental Authority) or adversely affect the rights of Buyer or any of its Subsidiaries (including the Transferred Companies) thereunder (collectively, the “Non-Permitted Transfers”). In the event any Non-Permitted Transfers exist, Parent shall, and shall cause its Affiliates to, use commercially reasonable efforts to obtain (at Buyer’s expense) the consents, waivers, approvals, orders and authorizations necessary to effect the Non-Permitted Transfers (collectively, the “Third-Party Approvals”) prior to the Closing, and Buyer shall reasonably cooperate with Parent and its Affiliates in connection therewith. To the extent that any Third-Party Approval has not been obtained prior to the Closing, for up to six (6)  months after the Closing Date, Parent shall, and shall cause its Affiliates to, use commercially reasonable efforts, at the Buyer’s request, to endeavor to obtain such Third-Party Approvals, and Buyer shall reasonably cooperate with Parent and its Affiliates in connection therewith. Notwithstanding the foregoing, none of Parent, Buyer or any of their respective Affiliates shall be required to expend any amount of money, incur any Liabilities, commence any Action, or offer or grant any accommodation (financial or otherwise) to any third party, in order to obtain any such Third-Party Approval. In addition, to the extent permitted by Law and any applicable Contract, in the event any Third-Party Approval related to any particular Contract, Intellectual Property or other asset or property has not been obtained by the Closing, at Buyer’s request, Parent and its Affiliates shall use commercially reasonable efforts (at Buyer’s expense) to enter into such arrangements (such as subleasing, sublicensing or subcontracting) to provide to Buyer and its Subsidiaries (including the Transferred Companies) the economic and, to the extent permitted under applicable Law and not prohibited by such Contract, Intellectual Property or other asset or property, operational equivalent of the transfer of such Contract, Intellectual Property or other asset or property to Buyer as of the Closing, and shall hold in trust for and pay to Buyer or any Subsidiary of Buyer, as designated by Buyer, promptly upon receipt thereof, all income, proceeds and other monies received by Parent or its Affiliates with respect to such Contract, Intellectual Property or other asset or property, as applicable, to the extent related to such Contract, Intellectual Property or other asset or property in connection with the arrangements under this Section 5.07(b) until such time as the Third-Party Approval is obtained, but in no event longer than six (6) months after the Closing Date. For the period beginning on the Closing Date and not to exceed six (6) months after the Closing Date, Parent and its Affiliates shall comply with all applicable covenants and obligations under any Contract, Intellectual Property or other asset or property as to which a Third-Party Approval has not been obtained, including the payment of any costs or expenses in connection therewith, which shall be performed by Parent or its Affiliates for Buyer’s account and Buyer shall promptly (but in no event later than ten (10) Business Days following receipt of an invoice from Parent) reimburse Parent for any actual and documented out-of-pocket costs, expenses or payments made by Parent in respect of such Contract, Intellectual Property or other asset or property. Notwithstanding the foregoing, following the Closing Date, Parent and its Affiliates shall have no obligation to renew any Contract as to which a Third-Party Approval has not been obtained upon the expiration or termination thereof. In addition, to the extent that any such Contract contains an “evergreen” provision that automatically renews such Contract unless terminated or cancelled by either party thereto, Parent and its Affiliates shall not be prohibited from terminating or canceling such Contract as permitted pursuant to the terms thereof. Notwithstanding anything herein to the contrary, with respect to Liabilities arising under or resulting from any Contract, Intellectual Property or other asset or property required to be assigned pursuant to the Pre-Closing Intercompany Assignments (whether first arising prior to or after the Closing, and including any such Liability under a Contract, Intellectual Property or other asset or property that is unable to be assigned prior to Closing due to a Non-Permitted Transfer), including any Liabilities resulting from any products or services provided under such Contract, Intellectual Property or other asset or property, from and after the Closing, Buyer and its Subsidiaries (including the Transferred Companies) shall be responsible for such Liabilities and shall indemnify and hold harmless Parent and its Affiliates (including the Retained Entities) for such Liabilities.

Section 5.08.          Wrong Pockets. In the event that at any time or from time to time after the Closing Date, Parent or the Retained Entities receive or otherwise possesses any right, property or asset that should belong to Buyer or the Transferred Companies pursuant to this Agreement (including Cash), Parent shall as promptly as reasonably practicable transfer, or cause to be transferred, such right, property or asset to Buyer or the appropriate Transferred Company, as designated by Buyer, for no additional consideration and net of Parent’s and the Retained Entities’ third-party out-of-pocket costs incurred to effectuate such transfer, and to the extent such asset is Cash, Parent shall provide a general explanation or description of such transfer. Prior to any such transfer, Parent shall hold such asset in trust for the benefit of Buyer. In the event that at any time or from time to time after the Closing Date, Buyer or any of its Affiliates, including the Transferred Companies, receives or otherwise possesses any property or asset that should belong to Parent or any of the Retained Entities pursuant to this Agreement (including Cash), Buyer shall as promptly as reasonably practicable transfer, or cause to be transferred, such asset to Parent or the appropriate Retained Entity, designated by Parent, for no consideration and net of Buyer’s actual and documented out-of-pocket costs to effectuate such transfer, and to the extent such asset is Cash, Buyer shall provide a general explanation or description of such transfer. Prior to any such transfer, Buyer shall hold such asset in trust for the benefit of Parent.

Section 5.09.          Intercompany Obligations; Affiliate Transactions.

(a)          Except as set forth on Section 5.09(a) of the Disclosure Letter, all intercompany balances between any Transferred Company, on the one hand, and Parent or any of the Retained Entities, on the other hand, shall be eliminated by discharge or otherwise in their entirety effective at or prior to the Closing.

(b)          Except for the Transaction Agreements and the Contracts set forth on Section 5.09(b) of the Disclosure Letter, on or prior to the Closing, Parent shall take all reasonable actions necessary to cause all intercompany arrangements and Contracts, whether written or oral, between any Transferred Company, on the one hand, Parent or its Affiliates (other than the Transferred Companies), on the other hand, to be terminated.

Section 5.10.          Insurance.

(a)          The Parties shall take commercially reasonable efforts prior to the Closing to cooperatively determine if: (i) (A) a management liability policy (“D&O Policy”) tail covering the Business for events occurring prior to Closing with a claim reporting or discovery period of at least six (6) years after the Closing and (B) a technology errors and omissions / cyber coverage policy (“E&O Policy” and, collectively, with the D&O Policy, the “D&O/E&O Policies”) tail covering the Business for events occurring prior to Closing with a claim reporting or discovery period of at least three (3) years after the Closing, in each case with aggregate coverage limits of at least $5,000,000, with retentions substantially comparable to comparable customary tail policies and with terms otherwise substantially comparable to the Parent’s existing polices (collectively, the “Eligible Tail Policies”) or (ii) if prior acts coverage for the operation of the Business prior to the Closing can be added to the D&O/E&O Policies to be obtained by Buyer or its Affiliates with respect to the Business, in each case with aggregate coverage limits of at least $5,000,000 and with terms otherwise substantially comparable to the coverage Buyer will obtain with respect to the operations of the Business after Closing (collectively, the “Eligible Prior Acts Coverage” and, together with the Eligible Tail Policies, the “Coverage Alternatives”). If the Parties determine that (1) the Coverage Alternatives are both available, or (2) only one of the Coverage Alternatives is reasonably available, Buyer and Parent shall (and shall cause their applicable Affiliates to) work together in good faith with the relevant insurers to permit them to issue such Coverage Alternative with the lowest aggregate cost in premiums, taxes and fees as promptly as reasonably practicable, provided, that, for purposes of clarity, the Parties must mutually agree whether to ultimately obtain such Coverage Alternative. If the parties are not able to procure either Coverage Alternative, Liabilities of up to $5,000,000 in the aggregate (net of any retention paid in respect thereof), to the extent arising out of or relating to any matters occurring prior to the Closing Date, that are covered by the D&O/E&O Policies in each case as in effect as of the Closing Date shall be subject to Section 5.10(b) for all purposes under this Agreement.

(b)          Parent shall not, and shall cause its Subsidiaries not to, knowingly take steps to remove the Transferred Companies as insureds under any insurance policies currently maintained for the benefit of any of the Transferred Companies or the Business covering their business, assets and current or former employees and the Business, as the case may be (including in respect of the Insurance Policies, with respect to coverage for events occurring prior to Closing, the “Insurance Coverage”), or shall procure suitable replacements therefor; provided, that the definition of Insurance Coverage for purposes of this Section 5.10(b) shall not involve the applicable D&O/E&O Policies of Parent to the extent that the Parties have obtained a Coverage Alternative in respect of such applicable D&O/E&O Policy. For the avoidance of doubt, Parent may remove the Transferred Companies as insureds, agree to exclude coverage in connection with the Transferred Companies or the Business, or otherwise amend the applicable D&O/E&O Policies of Parent, in each case, to the extent that the Parties have obtained a Coverage Alternative in respect of such applicable D&O/E&O Policy. In addition, with respect to any claims, acts, omissions, events, circumstances, occurrences or losses existing at, or occurring prior to, the Closing (regardless of whether Parent or any Transferred Company becomes aware thereof prior to the Closing) for which coverage under such policies would be available, Parent shall file all claims for coverage thereunder (including claims submitted following the Closing by or on behalf of the Transferred Companies in respect of such periods) in the ordinary course of business in accordance with its standard risk management and claims procedures. Prior to the Closing and following the Closing Date, Parent shall (a) maintain each of the Transferred Companies as an insured under the Insurance Coverage on any renewal in respect of such Insurance Coverage (provided that Parent shall not be required to renew the Insurance Coverage following expiration of currently applicable policy periods), and (b) not take any action outside of the ordinary course of business that would impair the ability of the Transferred Companies to make such claims (including reporting to the carrier of such Insurance Coverage to exclude the business of the Transferred Companies or the Transferred Companies from coverage thereunder and/or eliminating such Insurance Coverage in its entirety), and (c) not take any action that is reasonably expected to adversely affect the availability (including in respect of deductibles, retention, cap on coverage and similar limits) of such Insurance Coverage to the Transferred Companies in a manner disproportionate to the Retained Businesses; provided that nothing in this Section 5.10 shall limit Parent’s right to submit claims, recover coverage payments, and erode or exhaust the limits of liability under the Insurance Coverage for the benefit of Parent or any of its Affiliates; provided, further, that, following the Closing, in any transaction in which there is a change of control of Parent, and solely in respect of any then-applicable Insurance Coverage on a claims-made basis, Parent shall (1) use its commercially reasonable efforts to obtain run-off Insurance Coverage for at least three (3) years following the effective date of such change of control, or (2) in the event run-off Insurance Coverage cannot be obtained, or can only be obtained for a premium, or pursuant to coverage terms, that Parent reasonably deems unacceptable, provide Buyer with written notice as soon as reasonably practicable in advance of such change of control, subject to any restrictions on such notice pursuant to applicable confidentiality obligations or other limitations. Subject to Parent’s obligations pursuant to the first sentence of this Section 5.10(b), Parent shall have the right to modify, reduce, non-renew or terminate insurance coverage following the expiration of currently applicable policy periods of the Insurance Coverage; provided that such changes, modifications, reductions, non-renewals or terminations do not result in a disproportionate impact to the Business in comparison to the Retained Business. The availability of Insurance Coverage with respect to any claim shall be subject in all respects to Parent’s applicable deductibles, retention and similar limits. Parent and Buyer agree that all claims with respect to insured events relating to the Business or the Transferred Companies occurring prior to the Closing will be administered in all material respects in accordance with the terms of the Insurance Coverage that have been made available to Buyer prior to the date of this Agreement, provided, that Parent shall provide written notice to Buyer (or a designee thereof) of any updates to the terms of Insurance Coverages following the Closing to the extent such updates would affect Buyer’s coverage under such Insurance Coverages or Buyer’s ability to timely make claims thereunder. Parent will use its commercially reasonable efforts to provide Buyer with the benefit of the Insurance Coverage with respect to such claims to the extent losses are covered notwithstanding the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements, and Parent agrees to promptly remit the proceeds received from making such claims to Buyer or a designee thereof; provided that (i) such recovery will be net of any deductibles or self-insured retention amounts, and collateral requirements applicable to or necessary to ensure coverage for the Business or the Transferred Companies, or other reasonable out-of-pocket expenses incurred by Parent in connection with submitting any insured claims made after the Closing under the Insurance Coverage, (ii) Parent shall have no obligation to Buyer or any Transferred Company hereunder to prioritize Company claims over other claims of Parent or any of its Affiliates, and (iii) any retention amount owed with respect to the applicable claim (1) for Insurance Coverage under the D&O/E&O Policies, shall be the obligation of the Transferred Companies up to $500,000, and thereafter Parent and the Transferred Companies shall equally split such retention obligation, and (2) with respect to the other Insurance Coverages of Parent, shall be the obligation of the Transferred Companies. In the event of any failure by any insurer to satisfy any claim (including but not limited to an insurer denying all or a portion of a claim, or determining that a claim does not erode or exhaust an applicable deductible or retention), Parent and its Affiliates shall have no liability or obligation to Buyer pursuant to this Section 5.10 that is not attributable to Parent’s failure to comply with this Section 5.10; provided, that the foregoing shall not preclude any liability of Parent for any breach by Parent of this Section 5.10. Parent acknowledges and agrees that Buyer has relied on the accuracy of Section 3.24 in entering into this Agreement and for Buyer’s expectations of the scope and availability of the Insurance Coverage hereunder this Section 5.10. To the extent that after the Closing any party hereto requires any information regarding claim data, payroll or other information relating to any Transferred Company in order to make filings with insurance carriers or regulators from another party hereto, such other party shall promptly supply such information.

Section 5.11.          Indemnification.

(a)          From and after the Closing Date until the date that is the six (6) year anniversary of the Closing Date, Buyer will cause the Transferred Companies to indemnify, defend and hold harmless to the fullest extent permitted under Law, the individuals or entities who on or prior to the Closing Date were directors, officers, agents, employees or managers of any Transferred Company (each, an “Indemnified Person”) with respect to any threatened, pending or completed action, suit or proceeding arising out of or pertaining to any acts or omissions by them in their capacities as such or taken at the request of any Transferred Company in connection with the Business at any time on or prior to the Closing Date against expenses (including attorneys’ fees) incurred by such Indemnified Person in connection with such action, suit or proceeding. In addition, Buyer shall or shall cause each of the Transferred Companies to pay or reimburse any expenses (including attorneys’ fees) of any Indemnified Person entitled to indemnification hereunder in advance of the final disposition of such action, suit or proceeding to the fullest extent permitted under applicable Law; provided that the Indemnified Person to whom expenses are advanced provides a reasonable and customary undertaking to repay such advanced amounts if it is finally determined in a non-appealable ruling by a court of competent jurisdiction that such Indemnified Person is not entitled to indemnification.

(b)           The Parties hereby agree that certificates of incorporation, bylaws, articles of organization, limited liability company agreements and all other organization documents of each of the Transferred Companies shall not be amended, repealed or otherwise modified for a period of six (6) years from the Closing Date in any manner that would adversely affect the rights of any Indemnified Person relating to the exculpation or indemnification of, or advancement of expenses to, Indemnified Persons who at or at any time prior to the Closing Date were directors, officers, managers, agents or employees of any Transferred Company or otherwise entitled to indemnification pursuant to applicable Law or any Transferred Company’s organizational documents.

(c)            The provisions of this Section 5.11 are intended to be for the benefit of, and shall be enforceable by, each Person entitled to indemnification under this Section 5.11, his, her, or its heirs or successors in interest (as applicable) and his, her or its Representatives (as applicable) and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise.

Section 5.12.         Further Assurances. Parent and Buyer agree that, from and after the Closing Date, each of them shall, and shall cause their respective Subsidiaries to, execute and deliver such further instruments of conveyance and transfer and take such other action as may reasonably be requested by such Party to carry out the purposes and intents hereof. Each Party shall bear its own costs and expenses in compliance with this Section 5.12.

Section 5.13.          Rights to Parent Marks. Except as expressly permitted in this Section 5.13, the Ancillary Agreements or any of the Contracts set forth on Section 5.13 of the Disclosure Letter, as of the Closing, Buyer and its Affiliates (which shall include the Transferred Companies for purposes of this Section 5.13) shall make no use of the Parent Marks, including in connection with operation of the Business. Buyer, on behalf of itself and its Affiliates, acknowledges and agrees that (a) as between the Parties, Parent and the Retained Entities exclusively own all Parent Marks and (b) it is not acquiring any rights, title or interest in or to any of the Parent Marks in connection with the transactions contemplated in this Agreement. Within six (6) months following the Closing Date (the “Transition Period”), Buyer shall, and shall cause the Transferred Companies, to (a) use commercially reasonable efforts to minimize and eliminate the use of the Parent Marks during the Transition Period, (b) cease all use of the Parent Marks and any Trademark confusingly similar thereto and (c) complete the removal of, strike over or otherwise obliterate all Parent Marks from all materials and assets of the Transferred Companies that are within the possession or control of the Buyer or its Affiliates, including any and all products, signage, vehicles, properties, technical information, business cards, schedules, stationery, manuals, forms, computer software, and promotional or other marketing materials, (d) use the Parent Marks only in a form and manner materially consistent with, and in connection with Company Products, goods and services of a level of quality substantially equal to or greater than the quality of Company Products, goods and services offered in connection with, the use thereof immediately prior to the Closing Date, and (e) comply with all applicable Laws and industry practice in connection with their use and distribution of the Parent Marks and any goods, services and Company Products to which such Trademarks are affixed. Nothing in this Section 5.13 shall prohibit any Transferred Company from using the Parent Marks in any non-trademark manner that is factually accurate and does not constitute infringement of any of the Parent Marks to: (i) convey to customers or the public that the Business is no longer associated with Parent or its Affiliates; and (ii) reference historical details regarding the Business. Any and all goodwill arising from the Transferred Companies’ use of the Parent Marks shall inure solely to the benefit of Parent and its Affiliates. During and after the Transition Period, Buyer shall not, and shall cause its Affiliates to not hold themselves out as having any affiliation with Parent or any of its Affiliates or the Retained Business.

Section 5.14.         Use of Names. Except as expressly permitted in this Section 5.14, the Ancillary Agreements or any other Contract to which Parent or any of its Affiliates is a Party, within six (6) months following the Closing Date, Parent and its Affiliates (which shall not include the Transferred Companies for purposes of this Section 5.14) shall, and shall cause the Retained Entities to, cease all use of the Trademarks for “SumTotal”, “Accero”, “CyberShift” and any Trademark confusingly similar thereto, including on stationery, business cards or signage within the possession or control of Parent or its Affiliates. Nothing in this Section 5.14 shall prohibit Parent or any of its Affiliates from using such Trademarks in any non-trademark manner that is factually accurate and does not constitute infringement of any such Trademarks to: (i) to convey to customers or the public that the Business is no longer associated with Parent or its Affiliates; and (ii) to reference historical details regarding the Business.

Section 5.15.         Resignations. Parent shall, and shall cause its Subsidiaries to, use reasonable best efforts to cause to be delivered to Buyer duly signed resignations, effective at the time of Closing, of all directors of the Transferred Companies as have been requested by Buyer at least five (5) Business Days prior to the Closing Date.

Section 5.16.         Reserved.

Section 5.17.         Non-Solicitation; Non-Competition.

(a)            For a period of two (2) years following the Closing Date, Parent shall not, and shall not permit any Retained Entity to, directly or indirectly, solicit or hire (or cause to be directly or indirectly solicited or hired) any Business Employee; provided that, the foregoing restriction shall not apply to (A) generalized searches by use of advertising or recruiting efforts (including the use of search firms) that are not specifically targeted at such Business Employees, or hiring any such Business Employee who responds to any such general solicitation; or (B) soliciting or hiring any such Business Employee who is no longer employed by Buyer or any of its Affiliates and has not been so employed by Buyer or its Affiliates for at least one hundred and twenty (120) days (provided, that such one hundred and twenty (120) day period shall not apply with respect to any such Business Employee who is no longer employed by Buyer or its Affiliates as a result of broad-based terminations or layoffs of such Business Employees); or (C) soliciting or hiring any such Business Employee who contacts Parent or any Retained Entity on his or her own initiative regarding employment without any solicitation or encouragement from Parent or such Retained Entity.

(b)            For a period of two (2) years following the Closing Date, Buyer shall not, and shall cause its controlled Affiliates (including, after the Closing, the Transferred Companies) not to, directly or indirectly, solicit or hire (or cause to be directly or indirectly solicited or hired) as an employee or engage as a consultant any employee of any Retained Entity with whom Buyer first comes in contact or who first becomes known to Buyer, in each case, in connection with the transactions contemplated by this Agreement; provided that, the foregoing restriction shall not apply to (A) generalized searches by use of advertising or recruiting efforts (including the use of search firms) that are not specifically targeted at such employees, or hiring any such employee who responds to any such general solicitation; or (B) soliciting or hiring any such employee who is no longer employed by a Retained Entity or any of its Affiliates and has not been so employed by a Retained Entity or its Affiliates for at least one hundred and twenty (120) days (provided, that such one hundred and twenty (120) day period shall not apply with respect to any such employee whose employment has been terminated by a Retained Entity or its Affiliates without cause).

(c)            For a period of thirty (30) months following the Closing Date, Parent shall not, and shall cause the Retained Entities not to, directly or indirectly, (i) engage in, or for the direct benefit of Parent or any of the Retained Entities, assist others in engaging in, any Competitive Activity in the Territory (whether through consultation, advisory services, representation on a board of directors or similar governing body); or (ii) have a financial or ownership interest in any Person that engages directly or indirectly in any Competitive Activity in the Territory in any capacity, including as a partner, stockholder, member, agent, trustee or consultant; provided, that, in each case, if the acquisition of such Person is not a Competitive Activity, then ownership of such Person and the engagement in the acquired business of such Person, shall be deemed not to violate this Section 5.17(c). Notwithstanding the foregoing, Parent and the Retained Entities may directly or indirectly, acquire or own as an investment securities or any indebtedness of any Person that is engaged in a Competitive Activity in the Territory if Parent or any Retained Entity does not, directly or indirectly, beneficially own in the aggregate more than ten percent (10%) of the outstanding securities or indebtedness of such Person. For the avoidance of doubt, the foregoing shall not restrict Parent with respect to exercising or satisfying any of its rights or obligations under the Parent Commercial Agreement. Buyer (1) acknowledges that Parent and the Retained Entities operate, and the Retained Business is comprised of, a content, platform and services business that is separate and distinct from the Business, and (2) acknowledges and agrees that nothing in this Section 5.17(c) is intended to limit, and the restrictions set forth in this Section 5.17(c) shall have no effect on the ability of, Parent and the Retained Entities to continue to operate the Retained Business, including the sales, marketing, development and enhancement of the content, platform and services of the Retained Business (including through acquisitions that do not constitute a Competitive Activity, partnerships or the integration of products of the Retained Business with content partners and sales of such platform and services directly to customers). This Section 5.17(c) is not intended to restrict the activities of any stockholders or Affiliates of Parent (other than Parent and its Subsidiaries, including through their non-independent directors, officers and employees).

(d)            For purposes of this Section 5.17: (i) “Competitive Activity” means (x) the operation of the Business as of the Closing Date or (y) the acquisition of a business whose operations are primarily constituted of a learning management system that competes directly with the Business; and (ii) “Territory” means worldwide.

(e)            For a period of three (3) years following the Closing Date, Parent shall not, and shall cause the other Retained Entities to not, (i) solicit or offer (on its own behalf or on behalf of others), (ii) cause or direct others to solicit or offer or (iii) knowingly assist others in soliciting or offering (in each case, whether through a reseller agreement, referral agreement or similar agreement or otherwise), any product or service that is competitive to any product or service offered by the Business as of the date hereof or as of Closing to any Person that is a customer of the Business as of the date hereof or as of Closing, in each case, in a manner that would directly or indirectly reasonably be expected to result in, or cause, such Person to terminate or reduce its arrangement or business with the Transferred Companies or otherwise change its relationship in a manner adverse to the Transferred Companies. For purposes of clarity, it shall not, in and of itself, be deemed a breach of this Section 5.17(e)(iii) for any Retained Entity to provide content through its platform under existing reseller agreements or future similar arrangements so long as such content is not combined with any products or services of a Retained Entity to create a functionality that is, or would reasonably be expected to be competitive with or an alternative to a product or service offered by the Business as of the date hereof or as of Closing to any Person that is a customer of the Business as of the date hereof or as of Closing.

(f)            Notwithstanding any other provision hereof, it is understood and agreed that the remedies at law would be inadequate in the case of any breach of the covenants contained in this Section 5.17. Each of Buyer and Seller shall be entitled to equitable relief, including the remedy of specific performance, with respect to any breach or attempted breach of such covenants. Rights and remedies provided for in this Section 5.17 are cumulative and shall be in addition to rights and remedies otherwise available to the parties hereunder or under any other agreement or applicable Law, provided, that in no event shall Parent or Seller be, directly or indirectly, entitled to both specific performance to consummate the Closing and payment of damages. In the event of an actual breach or violation by Parent or any of its Affiliates of a covenant in this Agreement, the applicable period under Section 5.17(c) or Section 5.17(e) shall be tolled until such breach or violation has been duly cured.

(g)            Each of Parent and Seller agrees and acknowledges that the duration, scope and geographic area of the covenants described in this Section 5.17 are fair, reasonable and necessary in order to protect the Business’s goodwill and other legitimate interests of the Transferred Companies as those interests exist as of the date hereof.

Section 5.18.         Financing.

(a)            Prior to the Closing, the Transferred Companies, the Seller and Parent shall, and shall use their commercially reasonable efforts to cause their representatives to, in each case at Buyer’s sole cost, provide all cooperation that is necessary, customary or advisable and reasonably requested by Buyer to assist Buyer in the arrangement of any financing obtained in connection with the transactions contemplated by this Agreement. Such cooperation includes (A) furnishing, on a confidential basis, financial and other pertinent information regarding the Transferred Companies reasonably requested by Buyer, (B) reasonably facilitating the pledging of collateral to the extent not prohibited or restricted under applicable Law; provided that no such documents, pledge or agreements shall be effective prior to the Closing, (C) taking all corporate actions, subject to the occurrence of the Closing, reasonably requested by Buyer to permit the consummation of such financing and (D) furnishing Buyer with all documentation and other information required by any Governmental Authority with respect to such financing under applicable “know your customer”, beneficial ownership and anti-money laundering rules and regulations that is reasonably requested by Buyer at least ten (10) Business Days prior to the Closing Date.

(b)            The Transferred Companies consent to the use of their logos in connection with any such financing so long as such logos are used solely in a manner that is customary for such purpose and not intended to or reasonably likely to harm or disparage the Transferred Companies or the reputation or goodwill of the Transferred Companies.

(c)            Notwithstanding anything in Section 5.18(a) or in this Agreement to the contrary, until the Closing occurs, the cooperation shall not be required pursuant to Section 5.18(a) to the extent it would (i) unreasonably interfere with or disrupt the conduct of the Business or operations of the Transferred Companies or (ii) require any of the Transferred Companies, the Seller, Parent or any of their respective representatives to (A) take or commit to take any action (including entering into any agreement) that is not contingent upon the Closing (other than entering into customary authorization letters in connection with the financing (solely with respect to information provided by the Transferred Companies)), (B) take any action that would conflict with, violate or result in a breach of or default under any organizational documents of any of the Transferred Companies, the Seller, Parent or any of their respective representatives, (C) agree to pay any fees, reimburse any expenses or otherwise incur any liability (other than expenses subject to reimbursement by Buyer as set forth in Section 5.18(d) below) or give any indemnities (other than, with respect to the Transferred Companies, to the extent not in effect prior to the Closing), (D) take any action that would reasonably be expected to subject any director, manager, officer or employee of the Transferred Companies or any of their respective Affiliates to any actual or potential personal Liability, (E) provide access to or disclose information that Parent determines in good faith would reasonably be expected to jeopardize any attorney client or other privilege of, or conflict with any confidentiality requirements applicable to, the Seller, Parent or the Transferred Companies or any of their respective representatives; provided that, Parent shall make reasonable and appropriate substitute disclosure arrangements under circumstances in which the restrictions of this subclause (E) apply; provided further, that, in the event that Parent withholds access or information in reliance on the foregoing clause (E), Parent shall provide (to the extent possible without waiving or violating the applicable legal privilege or Law) notice to Buyer that such access or information is being so withheld, (F) cause any director or manager of the Seller or Parent or any director or manager of the Transferred Companies (other than any director or manager of any Transferred Company who will remain in such capacity after the Closing) to pass resolutions or consents to approve or authorize the execution of any financing, (G) make any representation, warranty or certification that, in the good faith determination of Parent, is not true or (H) provide any cooperation that does not pertain to the Transferred Companies.

(d)            Upon the Closing (to the extent invoiced at least two Business Days prior thereto and otherwise, promptly thereafter) or if this Agreement is terminated in accordance with its terms, Buyer shall reimburse the Transferred Companies, the Seller and Parent for all reasonable costs and expenses (including reasonable attorneys’ fees of one outside counsel, but excluding, for the avoidance of doubt, the costs of the Company’s preparation of its annual and quarterly financial statements) incurred by the Company in connection with the cooperation pursuant to this Section 5.18. Buyer shall indemnify, defend and hold harmless Parent, the Transferred Companies from and against any and all losses, damages, claims, costs, Liabilities, judgments and expenses suffered or incurred by it in connection with the arrangement of such financing or pursuant to this Section 5.18 except (x) with respect to any fraud or intentional misrepresentation or willful misconduct by any such Persons or (y) arising out of the historical financial statements provided by or on behalf of the Company.

(e)            Any information provided pursuant to this Section 5.18 shall be subject to the Confidentiality Agreement. Parent agrees to not unreasonably withhold, delay or condition its consent to any potential equity or debt financing source of Buyer under the terms of the Confidentiality Agreement.

Section 5.19.         Exclusivity. Parent and Seller each agrees that after the date hereof until the earlier of the Closing or the termination of this Agreement in accordance with its terms, it shall not, and shall not authorize, permit or instruct any of its Affiliates to, and shall direct its and its Affiliates’ officers, directors, employees, investment bankers, attorneys, accountants, agents, advisors and representatives not to, directly or indirectly, (i) solicit, initiate, or purposefully facilitate or purposefully encourage the submission, making or announcement of any Acquisition Proposal, (ii) initiate, engage, participate in or purposefully encourage any discussions or negotiations regarding, or furnish to any Person any non-public information with respect to, or take any other action knowingly to facilitate or encourage any inquiries or the making of any proposal that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal, or (iii) enter into or become bound by any letter of intent or other agreement with respect to any Acquisition Proposal. Without limiting the generality of the foregoing, Parent shall, and shall cause its Affiliates to, and shall direct its and its Affiliates’ Representatives to, promptly cease and cause to be terminated any existing discussions or negotiations with any Person conducted prior to the date hereof with respect to any Acquisition Proposal. Promptly following the date hereof, Parent shall, or shall cause a Representative of Parent to, instruct any such Person to return or destroy all nonpublic information provided to such Person in connection with such Person’s consideration of any Acquisition Proposal in accordance with the confidentiality agreements entered into between Parent or any of its Affiliates and any such Person. Parent shall promptly (but in any event within two (2) Business Days of receipt thereof) notify Buyer of any indication of interest, inquiry, proposal, offer or request for information relating to an Acquisition Proposal that is received by Parent or any of its Affiliates on and after the date hereof and prior to the Closing.

Section 5.20.         Excluded Assets. Subject to the terms of the Transition Services Agreement, between the date hereof and the date that is one (1) Business Day prior to the Closing Date, Parent shall take, or cause to be taken, such actions as are necessary or appropriate to cause the Transferred Companies to transfer to Parent or another Retained Entity the assets and properties set forth on Section 5.20 of the Disclosure Letter and other assets and properties exclusively used in the Retained Business (such assets and properties, the “Excluded Assets”). Buyer shall reasonably cooperate with Parent in connection with the transfer of the Excluded Assets, subject to any Third-Party Approvals, and the Parties shall execute and cause to be delivered such instruments and other documents, and take such other actions, reasonably related thereto (including the recordation of such transfer). Any and all Liabilities for Excluded Assets shall be and remain the sole obligation of Parent. Any reasonable and documented out-of-pocket costs incurred by Buyer or any of its Affiliates in connection with this Section 5.20 shall be reimbursed and paid for by Parent.

Section 5.21.         Background IP License.

(a)            Parent hereby grants (and hereby causes the other Retained Entities to grant) to Buyer and the Transferred Companies effective as of the Closing Date a non-exclusive, royalty-free, non-transferable (except to a controlled Affiliate or as permitted under Section 10.06), perpetual, irrevocable, non-sublicenseable, worldwide license to continue to use the Intellectual Property (other than Trademarks) owned by a Retained Entity to the extent such Intellectual Property is used by the Business as of the Closing Date, for the conduct of the Business as conducted as of the Closing Date, and natural evolutions thereof. Notwithstanding anything to the contrary herein, (i) Intellectual Property will not be deemed “used by the Business” solely by virtue of Buyer or a Transferred Company having any right or interest in such Intellectual Property as a reseller or pursuant to a maintenance or service agreement and (ii) Buyer and its Affiliates shall not acquire any rights to use, offer, sell, or otherwise make available or commercialize any product or service (including content), in whole or in part, that is, is currently planned to be or that has in the past been, offered, provided or otherwise made available, or otherwise commercialized, by any Retained Entity, or from which any Retained Entity currently derives or recognizes, or in the past has derived or recognized, any revenue (including revenue associated with maintenance or service agreements) pursuant to this Section 5.21(a).

(b)            Buyer hereby grants (and hereby causes the Transferred Companies to grant) to Parent and the Retained Entities effective as of the Closing Date a non-exclusive, royalty-free, non-transferable (except to a Controlled Affiliate or as permitted under Section 10.06), perpetual, irrevocable, non-sublicensable, worldwide license to continue to use the Intellectual Property (other than Trademarks) owned by any of the Transferred Companies solely to the extent such Intellectual Property was used by the Retained Business as of the Closing Date, for the conduct of the Retained Business as conducted as of the Closing Date, and natural evolutions thereof. Notwithstanding anything to the contrary herein, (i) Intellectual Property will not be deemed “used by the Retained Business” solely by virtue of a Retained Entity having any right or interest in such Intellectual Property as a reseller or pursuant to a maintenance or service agreement and (ii) the Retained Entities shall not acquire any rights to use, offer, sell, or otherwise make available or commercialize any product or service, in whole or in part, that is, is currently planned to be or that has in the past been, offered, provided or otherwise made available, or otherwise commercialized, by any Transferred Company, or from which any Transferred Company currently derives or recognizes, or in the past has derived or recognized, any revenue (including revenue associated with maintenance or service agreements) pursuant to this Section 5.21(b).

Section 5.22.         Immigration. The Parties agree that, following Closing, Buyer will serve as the successor-in-interest to the immigration-related benefits and obligations of the Retained Entities submitted on behalf of the Business Employees; provided, however, that Buyer shall have the burden of establishing eligibility and obtain such Governmental Approvals as may be required by law to assume such successor-in-interest status.

Section 5.23.         Remediation. Following the date hereof and prior to the earlier of Closing or termination of this Agreement, Parent shall, and shall cause the Transferred Companies, to use commercially reasonable efforts to, upon Buyer’s provision of sufficient detail concerning the matters set forth on Section 3.11(l) of the Disclosure Letter, remediate such matters.

Section 5.24.         Receivables Facility. Parent shall use reasonable best efforts to cause the documentation under Section 2.05(g) with respect to the Securitization Credit Agreement to include a full and unconditional release of all obligations thereunder and, in the failure to obtain such full and unconditional release thereunder, Parent and Seller shall jointly and severally indemnify, defend and hold harmless to the fullest extent permitted under Law, Buyer and its Affiliates (including after Closing, the Transferred Companies) and their respective Representatives with respect to any Liability, cost or expense incurred by such Persons in connection with or related to the Securitization Credit Agreement.

ARTICLE VI

EMPLOYEE MATTERS

Section 6.01.      General.

(a)            Terms and Conditions of Employment. Prior to the Closing Date, Seller shall use commercially reasonable efforts to cause the Transferred Companies to employ the Business Employees located in Australia, Canada and the United States not already employed by the Transferred Companies. As of the Closing Date, Buyer shall offer, or cause its Affiliates to offer, comparable employment, to each Business Employee located in Ireland and Singapore that is not then employed by any of the Transferred Companies immediately prior to the Closing Date and on terms consistent with this Section 6.01. Where Buyer or its Affiliates makes such offer of employment in accordance with this Section 6.01(a) and the relevant Business Employee does not accept such offer within ten (10) Business Days, Seller shall be responsible for any continued employment or termination costs, including any severance, in connection with such Business Employee. For a period of at least twelve (12) months following the Closing Date, each Business Employee shall be entitled to receive, while in the employ of Buyer or any of its Affiliates, at least the same base salary and hourly wages, and annual (and quarterly, as applicable) cash bonus and variable opportunities, in each case, as were provided to such individual immediately prior to the Closing Date. In addition, for a period of at least twelve (12) months following the Closing Date, each Business Employee shall be entitled to receive, while in the employ of Buyer or any of its Affiliates, employee benefits that are no less favorable in the aggregate than those provided to similarly situated employees of Buyer.

(b)            Bonuses. Without limiting the generality of Section 6.01(a), as of the Closing, Buyer shall, or shall cause its Affiliates to, include all Business Employees as participants in a cash incentive plan sponsored by Buyer or an Affiliate and such Business Employees shall be eligible for a payment without proration for the full performance period for the year in which the Closing occurs.

(c)            Severance Benefits. Without limiting the generality of Section 6.01(a), Buyer shall, or shall cause its Affiliates to, provide the severance payments and benefits to any Business Employee who is laid off, made redundant or whose employment is otherwise involuntarily or constructively terminated during the twelve (12) month period following the Closing Date that are at least equal to the severance benefits set forth on Section 6.01(c) of the Disclosure Letter.

(d)            Credit for Service. Buyer shall, or shall cause its Affiliates to, credit Business Employees for service earned on and prior to the Closing Date with Parent, the Seller, any Transferred Company and their respective Affiliates, or any of their respective predecessors, to the same extent such service was credited under any similar Company Plans for all purposes, under any retirement or other employee benefit plan, program or arrangement of Buyer or any of its Affiliates for the benefit of the Business Employees on the Closing Date other than for purposes of any defined benefit pension benefit accruals and equity plan or program sponsored or maintained by Buyer or any of its Affiliates; provided that nothing herein shall result in a duplication of benefits or funding with respect to the Business Employees.

(e)            Pre-existing Conditions; Coordination. Buyer shall, and shall cause its Affiliates to waive actively-at-work requirements, limitations on benefits relating to any pre-existing conditions, and exclusions and waiting periods for Business Employees and their eligible spouses and dependents. Buyer shall, and shall cause its Affiliates to, use commercially reasonable efforts to recognize for purposes of annual deductibles, out of pocket limits, co-pays and co-insurance under the health plans applicable to Business Employees, deductible and out of pocket expenses paid by Business Employees and their respective spouses and dependents under the health plans of Parent, the Seller, any Transferred Company and their respective Affiliates in the fiscal period in which the Closing Date occurs.

(f)            Tax Withholding. Parent and Buyer hereby agree to follow the “alternate procedure” for employment tax withholding as provided in Section 5 of Rev. Proc. 2004-53, 2004-34 I.R.B. 320 for each Business Employee; provided, that Parent provides Buyer with all necessary complete and accurate payroll records as soon as practicable, but in any event, within fifteen (15) Business Days after the end of the calendar year for the calendar year which includes the date on which the Business Employee commences employment with Buyer. Buyer shall furnish a Form W-2 to each Business Employee, disclosing all wages and other compensation paid for such calendar year, and taxes withheld therefrom, in which case Buyer and not Parent shall file the Form W-2 for the applicable taxable year.

(g)            Parent shall or shall cause its Affiliates to pay, as of the Closing Date or at such other time as required under applicable Law, all wages, bonuses, commissions, and incentive compensation, accrued, unused vacation and paid time off, in each case, earned and payable to, and any funded accrual or an amount equivalent to any unfunded accrued liability with respect to severance or gratuity payable on termination as may be required under applicable Law with respect to, any Business Employee who is not employed by any of the Transferred Companies as of immediately prior to the Closing Date and who accepts an offer of employment from Buyer or its Affiliate, for services performed on or prior to the Closing Date. If possible pursuant to applicable Law, Buyer shall reasonably cooperate with Parent to structure the offer and acceptance process in such manner as to not trigger any severance or gratuity pay.

Section 6.02.      Effect of Agreement; No Third Party Beneficiaries. Notwithstanding anything herein to the contrary, Parent, the Seller, each Transferred Company, Buyer and their respective Affiliates hereby acknowledge and agree that all provisions contained in this ARTICLE VI are included for the sole benefit of the Parties, and that nothing in this Agreement, whether express or implied, (a) shall be treated as an amendment or other modification of any Employee Plan or other employee benefit plan, agreement or other arrangement, or (b) shall create any third party beneficiary or other right (x) in any other Person, including any current or former director, officer, employee or independent contractor of Parent, the Seller, the Transferred Companies or any participant in any Employee Plan or other employee benefit plan, agreement or other arrangement (or any dependent or beneficiary thereof) or (y) to continued employment with Buyer, Parent, the Seller, the Transferred Companies or any of their respective Affiliates.

ARTICLE VII

TAX MATTERS

Section 7.01.      Transfer Taxes. Notwithstanding anything to the contrary in this Agreement, each of Buyer and the Seller shall be liable for and shall pay one-half (50%) of any Transfer Taxes attributable to the transactions contemplated by this Agreement and Buyer or the Seller (as applicable) shall promptly reimburse the other party for any Transfer Taxes which such party is required to pay under applicable Law. The Party required by Law to file a Tax Return with respect to such Transfer Taxes shall timely prepare, with the other Parties’ cooperation, and file such Tax Return.

Section 7.02.      Parent Consolidated Group Taxes.

(a)            Parent shall have sole control over the preparation and filing of all Tax Returns that are required to be filed by or with respect to any of the Transferred Companies on an affiliated, consolidated, combined, unitary or similar basis with Parent or any of its Affiliates (other than any of the Transferred Companies) (such group, a “Parent Consolidated Group”), and Parent shall pay, or cause to be paid, any Taxes attributable to any of the Transferred Companies for any Pre-Closing Tax Period shown as due and payable on any Tax Return of the Parent Consolidated Group that includes such taxable period. Parent and its Affiliates shall have the exclusive right to control all Tax matters, including preparation of any amended Tax Returns, Tax elections and Tax Claims with respect to any Parent Consolidated Group; provided, however that (i) Parent shall keep Buyer reasonably informed of material developments relating to any such Tax Claim that relates solely to the income or operations of any of the Transferred Companies and that would reasonably be expected to result in any liability with respect to Taxes for Buyer or any of its Affiliates (including the Transferred Companies) during any taxable period beginning after the Closing Date and (ii) Parent (or such Affiliate) shall not settle or compromise any Tax Claim described in the foregoing clause (i) without Buyer’s prior written consent (which shall not be unreasonably withheld, conditioned or delayed). Parent shall be entitled to the receipt of any income tax refunds in respect of any Parent Consolidated Group. Buyer shall control all other Tax Claims with respect to the Transferred Companies, subject to Section 7.05.

(b)            Parent and Buyer and their respective Affiliates shall, to the extent permitted or required under applicable Law, treat the Closing Date as the last day of the taxable period of any of the Transferred Companies that is a member of a Parent Consolidated Group. The Parties agree that no election shall be made under Treasury Regulations Section 1.1502-76(b)(2)(ii)(D) to ratably allocate items (or any make any similar election or ratably allocate items under any corresponding provision of state, local or foreign Law).

(c)            Any and all existing Tax sharing, Tax allocation or Tax indemnity agreements, except for this Agreement, between any of the Transferred Companies, on the one hand, and Seller, Parent or any of their Affiliates (other than any of the Transferred Companies), on the other hand, shall be terminated as of the Closing Date.

(d)            The Parties agree that, (i) at Buyer’s request, Parent shall make, or cause to be made, an election (including a protective election) under Treasury Regulations Section 1.1502-36(d)(6)(i)(A) in accordance with the procedures set forth in Treasury Regulation Section 1.1502-36(e) for U.S. federal Income Tax purposes (and for purposes of any applicable U.S. state or local tax laws) to reduce the tax basis in the stock of the Company and any applicable Transferred Company in an amount sufficient to avoid any reduction of the Tax attributes of the Company or any Transferred Company, including the Tax basis of the assets of the Company and its applicable Subsidiaries, pursuant to Treasury Regulation Section 1.1502-36(d), (ii) Parent shall not make, or cause to be made an election pursuant to Treasury Regulations Section 1.1502-36(d)(6) to reattribute any of the Company’s or any other Transferred Company’s tax attributes to Seller or Parent, without the prior written consent of Buyer, which may be withheld in Buyer’s sole discretion and (iii) at Buyer’s request, Parent will cooperate with the Transferred Companies to make, or cause to be made, an election (including a protective election) with respect to the Transferred Companies pursuant to Treasury Regulations Section 1.1502-95(f) in accordance with the rules set forth in Treasury Regulations Section 1.1502-95(c) to cause any consolidated Section 382 limitation (as determined under Treasury Regulation Section 1.1502-93) attributable to the Transferred Companies and each element thereof (including the value element, the adjustment element and the net unrealized built-in-gain) to be apportioned to the Transferred Companies.

Section 7.03.      Filing of Tax Returns by Buyer. Except for the Tax Returns described in Section 7.02, Buyer shall timely prepare and file (or cause to be timely prepared and filed) all Tax Returns of the Transferred Companies with respect to any Pre-Closing Tax Period (to the extent such Tax Returns are not filed prior to Closing), and Buyer shall prepare (or cause to be prepared) such Tax Returns in accordance with past practices of such Transferred Companies to the extent permitted under applicable Law.

Section 7.04.      Post-Closing Actions. Without the prior consent of Parent (which shall not be unreasonably withheld, conditioned or delayed), Buyer shall not, and shall not permit any of its Affiliates (including, for the avoidance of doubt, after the Closing, any of the Transferred Companies) to, (i) amend, refile or otherwise modify (or grant an extension of any statute of limitation with respect to) any Tax Return relating in whole or in part to any of the Transferred Companies that was filed prior to Closing, (ii) take any action on the Closing Date after the Closing with respect to any of the Transferred Companies that could result in Taxes outside the ordinary course of business, (iii) make any election under Section 338 of the Code with respect to any of the transactions contemplated by this Agreement (or make any similar election under any provision of state, local, or foreign Law), or (iv) make any Tax election with a retroactive effect on any Pre-Closing Tax Period, in each case, which could reasonably be expected to increase the Tax liability of Parent or its Affiliates.

Section 7.05.      Tax Proceedings. Buyer shall (i) promptly notify Parent in writing upon receipt by Buyer or any of its Affiliates (including, following the Closing and for the avoidance of doubt, any of the Transferred Companies) of any communication from a Tax Authority concerning any pending or threatened audit, claim, demand, proposed adjustment or deficiency, assessment or administrative or judicial proceeding in respect of any Taxes relating to a Pre-Closing Tax Period (a “Tax Claim”), and (ii) to the extent that Parent determines in good faith that such Tax Claim may result in any Liability to Parent or its Affiliates, (A) keep Parent reasonably informed of any such matters, (B) allow Parent the right to participate in the conduct and defense of any such Tax Claim at Parent’s sole expense, and (C) not settle or compromise any such Tax Claim without obtaining Parent’s prior written consent thereto, which shall not be unreasonably withheld or delayed; provided, for the avoidance of doubt, that any Tax Claim relating to a Parent Consolidated Group shall be exclusively controlled by Parent, subject to Section 7.02(a).

Section 7.06.      Tax Cooperation. Parent and Buyer shall furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information and assistance relating to any of the Transferred Companies as is reasonably necessary for the filing of all Tax Returns, the making of any election related to Taxes, the preparation for, or the prosecution or defense of, any Tax Claim or other Action relating to Taxes of any of the Transferred Companies. Such cooperation shall include access to records and information which are reasonably relevant to any such Tax Return, Tax Claim or Action, making personnel available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder, executing Tax Returns and executing powers of attorney.

Section 7.07.      Straddle Tax Periods. For all purposes of this Agreement, in the case of any Straddle Tax Period, (i) real, personal and intangible property Taxes and any other similar Taxes levied on a periodic basis of any Person for a Pre-Closing Tax Period shall be equal to the amount of such Taxes for the entire Straddle Tax Period multiplied by a fraction, the numerator of which is the number of days during the Straddle Tax Period that are in the Pre-Closing Tax Period and the denominator of which is the total number of days in the Straddle Tax Period and (ii) any other Taxes of any Person for any Pre-Closing Tax Period shall be computed as if such Tax period ended on the Closing Date, except that exemptions, allowances or deductions that are calculated on an annual basis shall be prorated on the basis of the number of days in the Straddle Tax Period elapsed through the Closing Date compared to the total number of days in the entire Straddle Tax Period and any credits with respect to a Straddle Tax Period shall be taken into account as though the relevant Taxable period ended on the Closing Date.

Section 7.08.      Conflicts. In the event of any conflict between this ARTICLE VII and any other provision of this Agreement, this ARTICLE VII shall control.

ARTICLE VIII

CONDITIONS TO CLOSING

Section 8.01.      Conditions to Each Party’s Obligation. The obligations of each of the Parties to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction (or waiver to the extent permissible under applicable Law) at or prior to the Closing, of each of the following conditions:

(a)            Governmental Approvals. The applicable waiting period and any extensions thereof (including any agreement with any Governmental Authority to delay consummation, or not to consummate, the transactions contemplated by this Agreement) under the HSR Act shall have expired or been terminated.

(b)            No Governmental Order. No Governmental Order or other Law shall be in effect enjoining, making illegal or otherwise prohibiting the sale of the Purchased Shares or the consummation of the other transactions contemplated by this Agreement.

Section 8.02.      Conditions to Obligations of Parent and the Seller. The obligations of Parent and the Seller to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or waiver by Parent, in its sole discretion, at or prior to the Closing, of each of the following conditions:

(a)            Representations and Warranties; Covenants. (i) Each of the representations and warranties of Buyer contained in ARTICLE IV (other than as set forth in clause (ii) of this Section 8.02(a)) shall be true and correct (without giving effect to any “materiality” or “material adverse effect” or similar qualifiers therein) as of the date hereof and as of the Closing Date as if made on and as of such date, other than representations and warranties made as of another date, which representations and warranties shall have been true and correct (without giving effect to any “materiality” or “material adverse effect” or similar qualifiers therein) as of such date, except to the extent that such failures to be true and correct, individually or in the aggregate, would not reasonably be expected to have a Buyer Material Adverse Effect; (ii) the Buyer Fundamental Representations shall in the aggregate be true and correct in all material respects as of the date hereof and as of the Closing Date as though made on such date, other than Buyer Fundamental Representations made as of another date, which representations and warranties shall have been true and correct as of such date in all material respects; and (iii) the covenants contained in this Agreement required to be complied with by Buyer on or before the Closing shall have been complied with in all material respects.

(b)            Closing Deliveries. Buyer shall have executed and delivered (or caused to be executed and delivered) to Parent the items required under Section 2.06.

Section 8.03.      Conditions to Obligations of Buyer. The obligations of Buyer to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or waiver by Buyer in its sole discretion, at or prior to the Closing, of each of the following conditions:

(a)            Representations and Warranties; Covenants. (i) Each of the representations and warranties of Parent and the Seller contained in ARTICLE III (other than as set forth in clause (ii) or clause (iii) of this Section 8.03(a)) shall be true and correct (without giving effect to any “materiality” or “Material Adverse Effect” or similar qualifiers therein) as of the date hereof and as of the Closing Date as if made on and as of such date, other than representations and warranties made as of another date, which representations and warranties shall have been true and correct (without giving effect to any “materiality” or “Material Adverse Effect” or similar qualifiers therein) as of such date, except to the extent that such failures to be true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect; (ii) the Parent Fundamental Representations (other than the representations and warranties in Section 3.02(a)) shall in the aggregate be true and correct in all material respects as of the date hereof and as of the Closing Date as though made on such date, other than Parent Fundamental Representations made as of another date, which representations and warranties shall have been true and correct in all material respects as of such date; (iii) each of the representations and warranties in Section 3.02(a) shall be true and correct in all respects as of the date hereof and as of the Closing Date as though made on such date (other than inaccuracies that are de minimis in nature and amount); and (iv) the covenants contained in this Agreement required to be complied with by Parent and the Seller on or before the Closing shall have been complied with in all material respects.

(b)            Closing Deliveries. Parent shall have executed and delivered, or caused to be executed and delivered, to Buyer the items required under Section 2.05.

Section 8.04.      Frustration of Closing Conditions. Neither Buyer, on the one hand, nor Parent or the Seller, on the other hand, may rely, either as a basis for not consummating the transactions contemplated by this Agreement or terminating this Agreement and abandoning the transactions contemplated hereby, on the failure of any condition set forth in this Article VIII to be satisfied if such failure was caused by such Party’s or its respective Affiliates’ breach of its agreements set forth herein.

ARTICLE IX

TERMINATION, AMENDMENT AND WAIVER

Section 9.01.      Termination. This Agreement may be terminated prior to the Closing:

(a)            by the mutual written consent of Parent and Buyer;

(b)            by either Parent or Buyer:

(i)            if the Closing shall not have occurred on or before the End Date; provided, however, that the right to terminate this Agreement under this Section 9.01(b)(i) shall not be available to any Party whose breach of this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur prior to such date; or

(ii)           in the event of the issuance of a final, nonappealable Governmental Order restraining or prohibiting the sale of the Purchased Shares or the consummation of the other transactions contemplated by this Agreement; provided that no Party may terminate this Agreement pursuant to this Section 9.01(b)(ii) if such Party failed to perform its obligations under Section 5.05 resulting in such Governmental Order;

(c)            by Parent, if Buyer has breached any representation or warranty or covenant or has failed to perform any covenant or agreement of Buyer set forth in this Agreement and such breaches or failures to perform would result in a condition set forth in Section 8.02(a) not being satisfied, and such breach or failure to perform is incapable of being cured prior to the Business Day prior to the End Date or is not cured within 15 days after the date of notice from Parent of such breach or failure to perform; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 9.01(c) if Parent, the Seller or the Company is then in breach of its representations, warranties or covenants contained in this Agreement and such breach would result in a condition in Section 8.03(a) not being satisfied if measured as of such time; or

(d)            by Buyer, if Parent, Seller or the Company has breached any representation or warranty or covenant or Parent has failed to perform any covenant or agreement of Parent set forth in this Agreement and such breaches or failures to perform would result in a condition set forth in Section 8.03(a) not being satisfied, and such breach or failure to perform is incapable of being cured prior to the Business Day prior to the End Date or is not cured within 15 days after the date of notice from Buyer of such breach or failure to perform; provided that Buyer shall not have the right to terminate this Agreement pursuant to this Section 9.01(d) if Buyer is then in breach of its representations, warranties or covenants contained in this Agreement and such breach would result in a condition in Section 8.02(a) not being satisfied if measured as of such time.

Section 9.02.      Notice of Termination. Any Party desiring to terminate this Agreement pursuant to Section 9.01 shall give written notice of such termination to the other Party or Parties, as the case may be, to this Agreement.

Section 9.03.      Effect of Termination. In the event of the termination of this Agreement as provided in Section 9.01, this Agreement shall forthwith become void and there shall be no liability on the part of any Party, except that Section 5.04(a), this Section 9.03, and ARTICLE X shall survive any such termination in accordance with their terms and shall be enforceable hereunder; provided, however, that in the event of a valid termination pursuant to this Section 9.03 nothing in this Agreement shall relieve Parent or Buyer from liability for any Intentional Breach of this Agreement or Fraud, as finally determined by a court of competent jurisdiction.

Section 9.04.      Extension; Waiver. Parent, with respect to Buyer, or Buyer, with respect to Parent, Seller or the Company, may (a) extend the time for the performance of any of the obligations or other acts of the Party or Parties, (b) waive any inaccuracies in the representations and warranties of the other Party or Parties contained in this Agreement or in any document delivered pursuant to this Agreement, or (c) waive compliance with any of the agreements or conditions of the other Party or Parties contained in this Agreement but such waiver of compliance with such agreements or conditions shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party granting such extension or waiver. Neither the waiver by any of the Parties of a breach of or a default under any of the provisions of this Agreement, nor the failure by any of the Parties, on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right or privilege hereunder, shall be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder.

Section 9.05.      Survival of Representations, Warranties and Covenants. The representations, warranties and covenants of each of Buyer, Parent, the Seller and the Company contained in this Agreement shall terminate at the Closing, except for covenants and agreements which contemplate performance after the Closing or otherwise expressly by their terms survive the Closing, which shall so survive the Closing in accordance with their respective terms. Buyer’s sole recourse for any breach of a representation or warranty set forth herein shall be against the Representation and Warranty Insurance Policy; it being understood that nothing in this Section 9.05 is intended to limit Buyer and its Affiliates’ recourse against such Representation and Warranty Insurance Policy. Notwithstanding the foregoing, the limitations on survival in this Section 9.05 shall not apply to any claims based on Fraud.

ARTICLE X

GENERAL PROVISIONS

Section 10.01.    Expenses. Except as may be otherwise specified in the Transaction Agreements, all costs and expenses, including fees and disbursements of counsel, financial advisers and accountants, incurred in connection with the Transaction Agreements and the transactions contemplated by the Transaction Agreements shall be paid by the Party incurring such costs and expenses, whether or not the Closing shall have occurred or this Agreement is terminated. The costs associated with obtaining the Representation and Warranty Insurance Policy shall be borne equally by Buyer, on the one hand, and Parent, on the other hand, including the premium and any retention, broker fee, underwriting fee, due diligence fee, carrier commissions, deductibles, legal fees for counsel engaged by the underwriter, and surplus lines Taxes and fees. All costs associated with procuring a Coverage Alternative shall be borne equally by Buyer and Parent (for the avoidance of doubt, including through the application of clause (v) of the definition of Transaction Expenses).

Section 10.02.    Notices. All notices, requests, claims, demands and other communications under the Transaction Agreements shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by overnight courier service or by registered or certified mail (postage prepaid, return receipt requested), or by e-mail to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 10.02):

if to Parent, the Seller or the Company:

Skillsoft Corp.

300 Innovative Way, Suite 201

Nashua, New Hampshire 03602
Attention: Sarah Hilty

Email: legal@skillsoft.com

with a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153

Attention:	Jackie Cohen
Gavin Westerman
Email:	Jackie.Cohen@weil.com
Gavin.Westerman@weil.com

if to Buyer:

Cornerstone OnDemand, Inc.

c/o Clearlake Capital Group, L.P.

233 Wilshire Boulevard, Suite 800

Santa Monica, California 90401

Attention:	Behdad Eghbali, Founder and Managing Partner
Fred Ebrahemi, Chief Operating Officer and General Counsel
Email:	behdad@clearlake.com
febrahemi@clearlake.com

with a copy (which shall not constitute notice) to:

Sidley Austin LLP

1999 Avenue of the Stars, 17th Floor

Los Angeles, California 90067

Attention:	Mehdi Khodadad
Scott Williams
Email:	mkhodadad@sidley.com
swilliams@sidley.com

Section 10.03.    Public Announcements. Any press release announcing the execution of this Agreement shall be mutually acceptable to each of Parent and Buyer. Thereafter, except as may be required to comply with the requirements of any applicable Law or the rules and regulations of any stock exchange or national market system upon which the securities of Parent are listed, including the filing of any Current Report on Form 8-K or other appropriate filings with the SEC, no Party will issue any press release or other public announcement relating to the subject matter of this Agreement or the transactions contemplated hereby without the prior written consent of the Company, in the case of Parent, or Parent, in the case of Buyer. Notwithstanding the foregoing, without such prior written consent, (a) Parent shall be permitted (i) to issue a press release or other public announcement that is consistent with (and does not otherwise include or refer to any terms or conditions that are not otherwise contained in) information included in a press release or other public announcement or disclosure previously approved pursuant to the preceding sentence, and (ii) to answer questions from analysts and investors of Parent related to this Agreement or the transactions contemplated hereby, and (b) Buyer and its Affiliates may disclose the transactions contemplated by this Agreement and any term hereof to its (or its or their respective sponsors’) direct or indirect, current and prospective, limited partners or other investors to the extent required by the governing documents with those limited partners or in connection with their ordinary course business operations, including private equity/fund formation, fundraising, marketing, syndication, informational or reporting activities, in each case, so long as (i) such limited partners or other investors are subject to confidentiality obligations with respect to such information, and (ii) such disclosure is consistent with (and does not otherwise include or refer to any terms or conditions that are not otherwise contained in) information included in a press release or other public announcement or disclosure previously approved pursuant to the preceding sentence and does not contain any exhibits or schedules hereto (or any portion thereof).

Section 10.04.    Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any applicable Law or as a matter of public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the greatest extent possible.

Section 10.05.    Entire Agreement. Except as otherwise specifically provided in the Transaction Agreements, the Transaction Agreements constitute the entire agreement of Parent, the Seller or the Company, on the one hand, and Buyer, on the other hand, with respect to the subject matter of the Transaction Agreements and supersede all prior representations, agreements, undertakings and understandings, both written and oral, other than the Confidentiality Agreement to the extent not in conflict with this Agreement, between or on behalf of Parent, the Seller and the Company, on the one hand, and Buyer, on the other hand, with respect to the subject matter of the Transaction Agreements.

Section 10.06.    Assignment. This Agreement shall not be assigned by (a) Buyer without the prior written consent of Parent or (b) Parent or Seller, without the prior written consent of Buyer, except that each of Buyer, Parent, the Seller and the Company may assign any or all of its rights and obligations under this Agreement to any of its controlled Affiliates; provided that no such assignment shall release Parent, the Seller or Buyer from any liability or obligation under this Agreement. Any attempted assignment in violation of this Section 10.06 shall be void. This Agreement shall be binding upon, shall inure to the benefit of, and shall be enforceable by the Parties and their permitted successors and assigns.

Section 10.07.    No Third-Party Beneficiaries. Except as provided in Section 5.11 and Section 10.11, this Agreement is for the sole benefit of the Persons specifically named in the preamble to this Agreement as Parties and their permitted successors and assigns, no Party is acting as an agent for any other Person not named herein as a Party, and nothing in this Agreement or any other Transaction Agreements, including ARTICLE VI, express or implied, is intended to or shall confer upon any other Person, including any union or any employee or former employee of Parent, the Seller or the Transferred Companies, or any of their Affiliates, any legal or equitable right, benefit or remedy of any nature whatsoever, under or by reason of this Agreement.

Section 10.08.    Amendment. No provision of this Agreement or any other Transaction Agreement, including any Exhibits or Schedules thereto or, in respect of this Agreement, the Disclosure Letter, may be amended, supplemented or modified except by a written instrument making specific reference hereto or thereto signed by all the parties to such Transaction Agreement.

Section 10.09.    Disclosure Letter; Schedules; Exhibits. Any disclosure with respect to a Section of this Agreement, including any Section of the Disclosure Letter, shall be deemed to be disclosed for purposes of other Sections of this Agreement, including any Section of the Disclosure Letter, to the extent that such disclosure is reasonably sufficient so that the relevance of such disclosure would be reasonably apparent on its face to a reader of this Agreement and of such disclosure. Any description of any agreement, document, instrument, plan, arrangement or other item set forth in any section of the Disclosure Letter is a summary only and such statement is qualified in its entirety by the terms of such agreement, document, instrument, plan, arrangement or item solely to the extent such agreement has been made available to Buyer. Matters reflected in any Section of the Disclosure Letter that are not required by this Agreement to be so reflected are set forth solely for informational purposes. No reference to or disclosure of any item or other matter in any Section of this Agreement, including any Section of the Disclosure Letter, shall be construed as an admission or indication (a) of any liability by Parent, the Seller or any Transferred Company to any third party, (b) of an admission of any breach or violation of applicable Laws or (c) that such item or other matter is a material exception or a material fact, event, or circumstance or that such item has had, or would reasonably be expected to have a Material Adverse Effect. Without limiting the foregoing, no such reference to or disclosure of a possible breach or violation of any Contract or Law shall be construed as an admission or indication that breach or violation exists or has actually occurred.

Section 10.10.    Governing Law; Submission to Jurisdiction.

(a)            This Agreement and each other Transaction Agreement and all claims or causes of action (whether in contract or in tort) that may be based on, arise out of, under or in connection with or relate to this Agreement and each other Transaction Agreement, or the negotiation, execution or performance of this Agreement and each other Transaction Agreement, shall be governed by and construed in accordance with the Laws of the State of Delaware applicable to contracts made and performed in such State without giving regard to any conflict of Laws provisions that would require or permit the application of the Laws of any other jurisdiction.

(b)            The Parties hereby irrevocably submit to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or in the event, but only in the event, that such court does not have subject matter jurisdiction over such action or proceeding, the United States District Court for the District of Delaware) over any dispute based on, arising out of, under or in connection with or relating to this Agreement or any of the transactions contemplated hereby and each Party hereby irrevocably agrees that all claims in respect of such dispute or any suit, action or proceeding related thereto may be heard and determined in such courts. The Parties hereby irrevocably waive, to the fullest extent permitted by applicable law, any objection which they may now or hereafter have to the laying of venue of any such dispute brought in such court or any defense of inconvenient forum for the maintenance of such dispute. Each of the Parties agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

(c)            Each of the Parties hereby consents to process being served by any Party in any suit, action or proceeding by the delivery of a copy thereof in accordance with the provisions of Section 10.02.

Section 10.11.    Non-Recourse. This Agreement may only be enforced against, and any Related Claims may only be made or asserted against (and are expressly limited to) the Persons that are expressly identified as the parties hereto in the preamble to and signature pages of this Agreement and solely in their capacities as such. No Person who is not a party hereto, including any current, former or future Affiliate or Representative of any party hereto or any current, former, or future Affiliate or Representative of any of the foregoing (such Persons, collectively, but specifically excluding the parties hereto, “Non-Parties”), shall have any liability (whether at law or in equity, based upon contract, tort, statute or otherwise) for obligations or liabilities arising under, in connection with or related to this Agreement or for any Related Claim and each party hereto hereby irrevocably waives and releases all such liabilities, obligations and Related Claims against any such Non-Party. Without limiting the rights of any party hereto against the other parties hereto as set forth herein, in no event shall any party hereto, any of its Affiliates or any Person claiming by, through or on behalf of any of them institute any Related Claim against any Non-Party.

Section 10.12.    Release.

(a)            Effective as of the Closing, Parent does hereby, for itself and each of its controlled Affiliates (other than the Transferred Companies) (each, a “Parent Releasing Party”), release and absolutely forever discharge each Transferred Company, Buyer and each of their respective Affiliates (each, a “Parent Released Party”) from and against all Parent Released Matters. For purposes of this Agreement, “Parent Released Matters” means any and all claims, demands, proceedings, damages, debts, liabilities, obligations, costs, expenses (including attorneys’ and accountants’ fees and expenses), Actions and causes of action of any nature whatsoever, whether now known or unknown, suspected or unsuspected, primary or secondary, direct or indirect, absolute or contingent (“Claims”), that any Parent Releasing Party now has, or at any time previously had, or shall or may have in the future: (i) arising out of, or relating to, the organization, management or operation of the Businesses relating to any matter, occurrence, action or activity on or prior to the Closing Date; (ii) relating to this Agreement and the transactions contemplated hereby, except, in the case of Parent and the Seller, for covenants and agreements which contemplate performance after the Closing or otherwise expressly by their terms survive the Closing, each of which will survive in accordance with its terms; (iii) arising out of or due to any inaccuracy or breach of any representation or warranty or the breach of any covenant, undertaking or other agreement contained in this Agreement except, in the case of Parent and the Seller, with respect to the covenants and agreements which contemplate performance after the Closing or otherwise expressly by their terms survive the Closing, each of which will survive in accordance with its terms; or (iv) relating to any information, documents or materials furnished by or on behalf of Buyer or the Transferred Companies in connection with the transactions contemplated by this Agreement; provided, that Parent Released Matters shall not include any rights or Claims (A) unrelated to the Business, the Transferred Companies or the transactions contemplated by any Transaction Agreement, (B) arising under, or out of, or related to, any Ancillary Agreement or in respect of covenants and agreements under any Transaction Agreement which contemplate performance after the Closing or otherwise by their terms contemplate survival after the Closing (including in respect of the right to receive payment under Section 2.07 of this Agreement), each of which will survive in accordance with its terms, (C) related to any commercial arrangement involving Parent or its Subsidiaries (including the right of any Parent Released Party to receive payment under any commercial agreement to the extent such agreement is between the Parties and to the extent such agreement is expressly contemplated by this Agreement to survive Closing), (D) related to any Pre-Closing Intercompany Assignments or agreements that Buyer expressly consents to not being terminated in connection with the Closing, (E) related to cost reimbursement in respect of assisting Buyer in the arrangement of any financing pursuant to the first sentence of Section 5.18(d) or (F) for Fraud and any other matter that cannot be released as a matter of Law. It is the intention of Parent in providing this release to the Parent Released Parties, and in giving and receiving the consideration called for in this Agreement, that this release shall be effective as a full and final accord and satisfaction and general release of and from all Parent Released Matters and the final resolution by the applicable Parent Releasing Party and the Parent Released Parties of all Parent Released Matters, subject to the exceptions specified above.

(b)            Effective as of the Closing, Buyer does hereby, for itself and each of its controlled Affiliates (including, after the Closing, the Company and the Transferred Companies) (each, a “Buyer Releasing Party”), release and absolutely forever discharge the Retained Entities and each of their respective Affiliates (each, a “Buyer Released Party”) from and against all Buyer Released Matters. For purposes of this Agreement, “Buyer Released Matters” means any and all Claims, that any Buyer Releasing Party now has, or at any time previously had, or shall or may have in the future: (i) arising out of, or relating to, the organization, management or operation of the businesses of the Transferred Companies relating to any matter, occurrence, action or activity on or prior to the Closing Date; (ii) relating to this Agreement and the transactions contemplated hereby, except, in the case of Buyer, for covenants and agreements which contemplate performance after the Closing or otherwise expressly by their terms survive the Closing, each of which will survive in accordance with its terms; (iii) arising out of or due to any inaccuracy or breach of any representation or warranty or the breach of any covenant, undertaking or other agreement contained in this Agreement, except, in the case of Buyer, with respect to the covenants and agreements which contemplate performance after the Closing or otherwise contemplated to survive the Closing, each of which will survive in accordance with its terms; or (iv) relating to any information, documents or materials furnished by or on behalf of the Transferred Companies or Buyer; provided, that Buyer Released Matters shall not include any rights or Claims (A) unrelated to the Business, the Transferred Companies or the transactions contemplated by any Transaction Agreement, (B) arising under, or out of, or related to, any Ancillary Agreement or in respect of covenants and agreements under any Transaction Agreement which contemplate performance after the Closing or otherwise by their terms contemplate survival after the Closing (including in respect of the right to receive payment under Section 2.07 of this Agreement), each of which will survive in accordance with its terms, (C) related to cost reimbursement in respect of any Excluded Asset required pursuant to the last sentence of Section 5.20, (D) related to Liabilities of Parent or any Retained Entity or Liabilities of the Retained Business, as applicable, (E) related to any commercial arrangement involving Parent or its Subsidiaries (including the right of the Transferred Companies to receive payment under any Shared Customer Contract that remains with any Retained Entity), (F) related to any Pre-Closing Intercompany Assignments or agreements with Parent, any Retained Entity or Related Persons of Parent that are not terminated in connection with Closing, or (G) for Fraud and any other matter that cannot be released as a matter of Law. It is the intention of Buyer in providing this release to the Buyer Released Parties, and in giving and receiving the consideration called for in this Agreement, that this release shall be effective as a full and final accord and satisfaction and general release of and from all Buyer Released Matters and the final resolution by the applicable Buyer Releasing Party and the Buyer Released Parties of all Buyer Released Matters, subject to the exceptions specified above.

Section 10.13.    Specific Performance. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that the Parties do not perform the provisions of this Agreement (including any Party failing to take such actions as are required of it hereunder in order to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree that (A) the Parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof; and (B) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, neither Parent nor Buyer would have entered into this Agreement. Such remedies shall, however, be cumulative and not exclusive and shall be in addition to any other remedies which any Party may have under this Agreement or otherwise. Each Party agrees to waive any requirement for the securing or posting of any bond in connection with such equitable remedies. The Parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy.

Section 10.14.    Rules of Construction. Interpretation of this Agreement (except as specifically provided in this Agreement, in which case such specified rules of construction shall govern with respect to this Agreement) shall be governed by the following rules of construction: (a) words in the singular shall be held to include the plural and vice versa, and words of one gender shall be held to include the other gender as the context requires; (b) references to the terms Article, Section, paragraph and Exhibit are references to the Articles, Sections, paragraphs and Exhibits to this Agreement unless otherwise specified; (c) the terms “hereof”, “herein”, “hereby”, “hereto” and derivative or similar words refer to this entire Agreement, including the Disclosure Letter and Exhibits hereto; (d) references to “$” shall mean U.S. dollars; (e) the word “including” and words of similar import shall mean “including without limitation”; (f) references to “extent” in the phrase “to the extent” shall mean the degree to which a subject or other item extends and shall not mean “if;” (g) references to “any” shall mean “any and all;” and “or” is used in the inclusive sense of “and/or;” (h) references to “written” or “in writing” include in electronic form, provided that any notice given pursuant to this Agreement shall be given in accordance with Section 10.02 and any extension or waiver shall be granted in accordance with Section 9.04; (i) the headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement; (j) Parent and Buyer have each participated in the negotiation and drafting of this Agreement and if an ambiguity or question of interpretation should arise, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or burdening any Party by virtue of the authorship of any of the provisions in this Agreement; (k) a reference to any Person includes such Person’s permitted successors and assigns; (l) any reference to “days” means calendar days unless Business Days are expressly specified; (m) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and, if the last day of such period is not a Business Day, the period shall end on the next succeeding Business Day; and (n) an item arising with respect to a specific representation or warranty shall be deemed to be “reflected on” or “set forth in” a balance sheet or financial statements, to the extent (i) there is a reserve, accrual or other similar item underlying a number on such balance sheet or financial statement that is related to the subject matter of such representation, (ii) such item is otherwise specifically set forth on the balance sheet or financial statement or (iii) such item is reflected on the balance sheet or financial statement and is specifically referred to in the notes thereto. Reference herein to any document or other information being “made available” or “provided” to Buyer shall mean that such document or information was included in the virtual data room of Parent hosted by Datasite, or otherwise delivered to Buyer or its Representatives (including via email), within at least one (1) day prior to execution of this Agreement. Further, prior drafts of this Agreement or the other Transaction Agreements or the fact that any clauses have been added, deleted or otherwise modified from any prior drafts of this Agreement or any of the other Transaction Agreements shall not be used as an aid of construction or otherwise constitute evidence of the intent of the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of such prior drafts. Accounting terms that are not otherwise defined in this Agreement shall have the meanings given to such terms under GAAP. For purposes of Parent or Seller making representations and warranties in ARTICLE III as of the Closing, the Parties acknowledge and agree that the failure of any such representations and warranties to be true and correct as of Closing shall only give rise to a right of Buyer not to consummate the Closing if one of the conditions in Section 8.03(a)(i)-(iii) is not satisfied.

Section 10.15.    Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which when taken together shall constitute one and the same instrument. Facsimiles, e-mail transmission of .pdf signatures or other electronic copies of signatures shall be deemed to be originals.

Section 10.16.    Waiver of Jury Trial. EACH PARTY HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY DISPUTE DIRECTLY OR INDIRECTLY BASED ON, ARISING OUT OF, UNDER OR IN CONNECTION WITH OR RELATING TO THIS AGREEMENT, ANY OTHER TRANSACTION AGREEMENTS OR ANY TRANSACTION CONTEMPLATED HEREBY OR THEREBY. EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF A DISPUTE, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER TRANSACTION AGREEMENTS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.16.

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IN WITNESS WHEREOF, Buyer, Parent, the Seller and the Company have caused this Agreement to be executed on the date first written above by their respective duly authorized officers.

BUYER

Cornerstone OnDemand, Inc.

By	/s/ Himanshu Palsule
Name: Himanshu Palsule
Title: Chief Executive Officer

PARENT

Skillsoft Corp.

By	/s/ Jeffrey R. Tarr
Name: Jeffrey R. Tarr
Title: Chief Executive Officer

SELLER

Skillsoft (US) Corporation

By	/s/ Ryan Murray
Name: Ryan Murray
Title: President, Treasurer and Chief Accounting Officer

COMPANY

Amber Holding Inc.

By	/s/ Richard Walker
Name: Richard Walker
Title: President

EXHIBIT A

DEFINITIONS

“Accounting Firm” shall have the meaning set forth in Section 2.07(c).

“Acquisition Proposal” means any proposal or offer from any Person (other than Buyer and its representatives, Affiliates or any group (as defined in Rule 13d-5 of the Exchange Act) that the foregoing are members of) providing for any transaction or series of transactions that would result in any (a) merger, business combination, reorganization, share exchange, consolidation or similar transaction involving any of the Transferred Companies or the Business, (b) acquisition or purchase of (i) more than a de minimis amount of the Purchased Shares or any other class of equity interests of the Transferred Companies, (ii) any option, call, warrant or right (whether or not immediately exercisable) to acquire any of the Purchased Shares or any other equity interests of the Transferred Companies, or (iii) any security, instrument or obligation that is convertible into or exchangeable for any of the Purchased Shares or any other equity interests of the Transferred Companies, or (c) acquisition, lease, license, sublicense or purchase of more than twenty percent (20%) of the consolidated assets (measured by value) of the Business or the Transferred Companies, each taken as a whole, other than the transactions contemplated pursuant to or permitted by this Agreement and other than sales of products and services in the ordinary course of business.

“Action” means any claim, counterclaim, action, enforcement, audit, suit, arbitration, proceeding or investigation by or before any Governmental Authority.

“Affiliate” means, with respect to any specified Person, any other Person that, at the time of determination, directly or indirectly through one or more intermediaries, Controls, is Controlled by or is under common Control with such specified Person.

“Agreement” shall have the meaning set forth in the Preamble.

“Ancillary Agreements” means the Confidentiality Agreement, the Transition Services Agreement, the Commercial Agreements, the IP Assignment Agreement and any certificate or other instrument delivered pursuant to this Agreement.

“Anti-Corruption Laws” means all anti-corruption laws applicable to Parent, the Seller, any of the Transferred Companies and their respective Affiliates, including without limitation the U.S. Foreign Corrupt Practices Act of 1977 (as amended).

“Bankruptcy and Equity Exception” shall have the meaning set forth in Section 3.01.

“Bankruptcy Court” means the United States Bankruptcy Court for the District of Delaware.

“Bankruptcy Proceeding” means the prepackaged voluntary cases commenced by Seller and certain of its Affiliates pursuant to chapter 11 of title 11 of the United States Code in the United States Bankruptcy Court for the District of Delaware and docketed as Skillsoft Corporation, et al., No. 20-11532 (MFW) (Bankr. D. Del.).

“Base Payment” shall have the meaning set forth in Section 2.03.

“Business” means the business of the Transferred Companies.

“Business Data” means all confidential data, information, and data compilations contained in the IT Systems or any databases of the Transferred Companies, including Personal Data, that are used by, or necessary to, the Business of the Transferred Companies.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which commercial banks in the City of New York, New York are required or authorized by Law to be closed.

“Business Employee” means (i) each Person who is employed by any Transferred Company, including those employees on medical leave, family leave, military leave or personal leave under the policy of Parent, the Seller or any Transferred Company (or any of their respective Affiliates) but excluding each Person set forth on Section A-1 of the Disclosure Letter to the extent such Person is transferred out of such Transferred Company prior to the Closing, and (ii) each Person for whom a unique identifier and employment location is set forth on Section A-2 of the Disclosure Letter and who is employed by Parent or any of its Affiliates (other than any Transferred Company) and who provides services primarily to the Business (excluding employees providing the “Seller Services” (as defined in the Transition Services Agreement) set forth on Schedule 2.1(a)(i) (Seller Services) of the Transition Services Agreement) or performing the “Data Migration Plan” (as defined in the Transition Services Agreement).

“Buyer” shall have the meaning set forth in the Preamble.

“Buyer Commercial Agreement” shall have the meaning set forth in Section 2.05(d).

“Buyer Fundamental Representations” means the representations and warranties set forth in Section 4.01 (Incorporation and Authority of Buyer), Section 4.02 (Qualification of Buyer) and Section 4.07 (Financial Ability).

“Buyer Material Adverse Effect” means, with respect to Buyer, a material adverse effect on the ability of Buyer to perform its obligations under any Transaction Agreement to which it is a party or to consummate the transactions contemplated hereby or thereby.

“Buyer Released Matters” shall have the meaning set forth in Section 10.12(b).

“Buyer Released Party” shall have the meaning set forth in Section 10.12(b).

“Buyer Releasing Party” shall have the meaning set forth in Section 10.12(b).

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act (Pub. L. No. 116-136 (H.R. 748)) and any and all Laws promulgated thereunder (including any SBA rules, regulations and guidance).

“Cash” of any Person as of any date means the aggregate unrestricted cash and cash equivalents of such Person on hand or in bank accounts, however and wherever held, and expressly excluding (i) all checks and wire transfers or drafts written or issued by such Person but uncleared, (ii) the amount of any declared and unpaid dividends, distributions or other commitments to make a payment to any equityholder of such Person, (iii) security deposits with third parties (including cash collateralizing letter of credit obligations) and cash and cash equivalents not freely usable by the Transferred Companies, including any performance bonds, cash or cash equivalent assets held in escrow, or security, accounts, rent or other deposits, held by (or on behalf of) any Transferred Company, and (iv) cash which is not freely usable, distributable, or transferable due to restrictions or limitations on use or distribution by Law, Contract or otherwise (including cash equivalent assets held as collateral or, guarantees for obligations of any Transferred Company); provided, any cash or cash equivalents in any jurisdiction outside the United States in excess of the aggregate amount of expenses actually paid by the Transferred Company located in such jurisdiction of operation during the fourth fiscal quarter of 2022 and the first fiscal quarter of 2023 shall not be considered “Cash.” For the avoidance of doubt, “Cash” shall not include any amount that is included as a current asset in the calculation of Working Capital.

“Claims” shall have the meaning set forth in Section 10.12(a).

“Closing” shall have the meaning set forth in Section 2.02.

“Closing Adjustment” shall have the meaning set forth in Section 2.04(b).

“Closing Date” shall have the meaning set forth in Section 2.02.

“Closing Date Cash” means the amount of Cash of the Transferred Companies as of immediately prior to the Closing Time; provided, however, that (i) to the extent Closing Date Cash is in excess of Target Closing Date Cash, such excess shall not be considered Closing Date Cash for purposes of increasing the Estimated Purchase Price and (ii) Closing Date Cash shall be reduced by (A) amount of Cash distributed by the Company after the Closing Time on the Closing Date by any Transferred Company to, or at the direction of, Parent or any of its Affiliates and (B) the absolute value of the deficiency in Minimum Domestic Cash as measured against the aggregate amount of Cash of the Transferred Companies as of immediately prior to the Closing Time.

“Closing Date Cash Adjustment” means an amount equal to (i) Closing Date Cash minus (ii) Target Closing Date Cash.

“Closing Date Indebtedness” means the Debt of the Transferred Companies as of immediately prior to the Closing Time.

“Closing Date Working Capital” means the Working Capital of the Transferred Companies as of immediately prior to the Closing Time.

“Closing Notice” shall have the meaning set forth in Section 2.04.

“Closing Payment” shall have the meaning set forth in Section 2.03.

“Closing Statement” shall have the meaning set forth in Section 2.07(a).

“Closing Time” shall have the meaning set forth in Section 2.02.

“COBRA” means the continuation coverage requirements prescribed by the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Commercial Agreements” shall have the meaning set forth in Section 2.05(d).

“Company” shall have the meaning set forth in the Preamble.

“Company Commercial Agreement” shall have the meaning set forth in the Recitals.

“Company Plans” shall have the meaning set forth in Section 3.14(a).

“Company Products” means the products and services that are offered, provided or otherwise made available, or otherwise commercialized by any Transferred Company or from which any Transferred Company currently derives or recognizes any revenue (including revenue associated with maintenance or service agreements).

“Company Registered IP” shall have the meaning set forth in Section 3.11(a).

“Company Software” means all software owned by or purported to be owned by a Transferred Company.

“Competitive Activities” shall have the meaning set forth in Section 5.17(d).

“Confidential Information” shall have the meaning set forth in Section 5.04(c).

“Confidentiality Agreement” shall have the meaning set forth in Section 5.04(a).

“Contracts” means all written contracts, subcontracts, agreements, leases, subleases, licenses, sublicenses, commitments, sales and purchase orders, and other instruments, arrangements or understandings of any kind.

“Control” means, as to any Person, the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise. The terms “Controlled by”, “Controlled”, “under common Control with” and “Controlling” shall have correlative meanings.

“Coverage Alternatives” shall have the meaning set forth in Section 5.10(a).

“D&O Policy” shall have the meaning set forth in Section 5.10(a).

“D&O/E&O Policies” shall have the meaning set forth in Section 5.10(a).

“Debt” means, as determined in accordance with the Transaction Accounting Principles (to the extent applicable), without duplication (i) all indebtedness of the Transferred Companies for borrowed money or in respect of loans, advances, or interest rate derivative or hedging transactions (including any unpaid principal, premium and accrued and unpaid interest), (ii) all obligations of the Transferred Companies for the deferred purchase price of property, assets or services with respect to which the Transferred Companies are liable as obligor or otherwise (including (A) amounts for which the Transferred Companies are liable with respect to purchase price adjustments, “holdback” or similar payments, and earn-out payments, but excluding (B) trade payables, accrued expenses and other similar obligations incurred in the ordinary course of business consistent with past practice to the extent taken into account in determining Closing Date Working Capital), (iii) all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments or similar debt securities, to the extent not included in clause (i), (iv) all obligations of such Person as lessee under leases that have been or should be, in accordance with GAAP, recorded as capital leases, (v) all obligations of the Transferred Companies arising out of interest rate and currency swap arrangements and any other arrangements designed to provide protection against fluctuations in interest or currency rates (vi) all reimbursement obligations of the Transferred Companies under letters of credit, bankers’ acceptances or similar instruments to the extent such letters of credit, bankers’ acceptances or similar instruments have been drawn, (vii) any obligations or liabilities secured by a Lien (other than Permitted Exceptions) on the assets of the Business or the Transferred Companies, (viii) all obligations with respect to employer contributions to any defined contribution plan for service performed through the Closing Date, all obligations with respect to unfunded or underfunded amounts due under any defined benefit pension plan or nonqualified deferred compensation plan, any obligations under any other benefit plan (including any statutory benefit plan (including the India gratuity plan and the Australia long service leave plan)), any amounts due with respect to self-funded medical or welfare plans through the Closing Date, and the employer portion of any employment or payroll, withholding or other related Taxes due on the forgoing, (ix) (A) all earned and unpaid or accrued compensation (including any earned bonuses or commissions that remain unpaid as of the Closing Date), (B) all accrued salaries, (C) fifty percent (50%) of accrued vacation and (D) all obligations of the Transferred Companies for severance which are unrelated to the consummation of the transactions contemplated by this Agreement (in each case with respect to subclauses (A)—(D), including the employer’s share of any payroll, withholding or other related Taxes related thereto (together with social security and other required contributions and third-party costs associated with making such payroll payment)), (x) any obligations or liabilities for any items previously on (or that are required by GAAP to be on) Parent’s balance sheet which are transferred to or become liabilities or obligations of Buyer, any Buyer Subsidiary or the Transferred Companies upon Closing, to the extent not included within Working Capital or other items within Debt but only to the extent such amounts would have been included in Debt or Working Capital if they had been a liability of the Transferred Companies immediately prior to Closing, (xi) any restructuring charges and liabilities, (xii) all obligations for long-term deferred revenue (net of the portion of accounts receivable owing to such long-term deferred revenue to the extent that the portion of accounts receivable has not yet been collected), (xiii) all Debt of others referred to in clauses (i) through (xii) above guaranteed directly or indirectly in any manner by any of the Transferred Companies, (xiv) all accrued interest, fees and expenses (including prepayment premium obligations) resulting from any of the items set forth in clauses (i) through (xiii) (which, for the avoidance of doubt, shall include any interest, fees and expenses (including prepayment premium obligations) incurred or accrued after the Closing Time on the Closing Date), (xv) all amounts owed to Parent or any of the Retained Entities (including any intercompany or Related Person indebtedness, accounts payables or other Liabilities between the Transferred Companies and Parent or any of its Related Person), (xvi) any Pre-Closing Taxes that remain unpaid as of immediately prior to the Closing (whether or not due and payable as of the Closing Date), (xvii) any outstanding amounts with respect to Australian “cash flow boost” payments received by any Transferred Company and (xviii) $500,000, which represents the Parties’ estimate of certain IT enhancements.

“Disclosure Letter” means the disclosure letter, dated as of the date hereof, delivered by (i) Parent and the Seller to Buyer and (ii) Buyer to Parent and Seller, and, in each case, which form a part of this Agreement.

“Eligible Prior Acts Coverage” shall have the meaning set forth in Section 5.10(a).

“Eligible Tail Policies” shall have the meaning set forth in Section 5.10(a).

“Employee Plans” shall have the meaning set forth in Section 3.14(a).

“End Date” means the date that is one hundred five (105) days from the date hereof; provided that the End Date may be extended upon the mutual agreement of Buyer and Parent.

“Environmental Law” means any applicable Law in effect on or before the Closing Date relating to pollution or protection of the environment.

“Environmental Permit” means any permit, approval or license required by a Governmental Authority under any Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time, and the rules and regulations promulgated thereunder.

“ERISA Affiliate” means any entity that, together with either a Transferred Company or Parent, could be treated as a single employer pursuant to the provisions set forth in Section 414(b), (c), (m) or (o) of the Code.

“Estimated Cash Adjustment” means an amount equal to (i) Estimated Closing Date Cash minus (ii) Target Closing Date Cash.

“Estimated Closing Date Cash” shall have the meaning set forth in Section 2.04(a).

“Estimated Purchase Price” shall have the meaning set forth in Section 2.04(c).

“Estimated Working Capital” shall have the meaning set forth in Section 2.04(a).

“Excluded Assets” shall have the meaning set forth in Section 5.20.

“Excluded Services” shall have the meaning as set forth in the Transition Services Agreement.

“Excluded Shared Assets” means the categories of functions, services, processes, Contracts and assets set forth Section B of the Disclosure Letter; provided, that for purposes of clarity no Excluded Shared Asset shall (including for purposes of Sections 5.07 and 5.08) include any asset (whether tangible or intangible) or right that is owned by the Transferred Companies or, with respect to Contracts, to which a Transferred Company is the direct contracting party thereto, including any direct lease or license by the Transferred Companies.

“Family Member” means, with respect to an individual, (a) the individual’s spouse and (b) any other individual who is related to the individual or the individual’s spouse (or any former spouse) within the second degree.

“Final Purchase Price” shall have the meaning set forth in Section 2.07(a).

“Financial Statements” shall have the meaning set forth in Section 3.05(a).

“Fraud” means, with respect to any party, a claim for Delaware common law fraud with an intent to deceive brought in respect of a representation and warranty made in this Agreement, the certificates required to be delivered by Parent and Buyer in accordance with Section 2.05(e) and Section 2.06(e), respectively, or made in any Ancillary Agreement; provided, that at the time such representation and warranty was made (i) such representation and warranty was materially inaccurate, (ii) the party making such representation and warranty had actual knowledge (and not imputed or constructive knowledge) of, or was willfully blind to, the material inaccuracy of such representation and warranty, and (iii) the other party acted in reliance on such inaccurate representation and warranty and suffered monetary loss as a result of such material inaccuracy. For the avoidance of doubt, “Fraud” does not include any claim for equitable fraud, promissory fraud, unfair dealings fraud, or any torts (including a claim for fraud) based on negligence or recklessness.

“FY23 Operating Plan” means the operating plan for the Business for fiscal year ending January 31, 2023 made available to Buyer.

“GAAP” means the generally accepted accounting principles used in the United States, consistently applied.

“Government Contract” means any grants, cooperative agreements, Other Transaction Authority agreements, task orders, calls and any other Contract for the sale of supplies, products or services of the Transferred Companies or any Retained Entity (solely in respect of the Business) involving a Governmental Authority, including in the capacity as a subcontractor at any tier in connection with a Contract between another Person and a Governmental Authority.

“Governmental Approval” means any authorizations, consents, waivers, orders and approvals of any Governmental Authority, including any applicable waiting periods associated therewith.

“Governmental Authority” means any domestic or foreign national, state, multi-state, municipal or other local government, any subdivision, agency, commission or authority thereof, or any quasi-governmental or private body exercising any regulatory or taxing authority (to the extent that the rules, regulations or orders of such organization or authority have the force of Law), or any court, tribunal, judicial body or arbitrator of competent jurisdiction.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“HSR Act” means the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations under such Act.

“Indemnified Person” shall have the meaning set forth in Section 5.11(a).

“Independent Contractors” means all individual independent contractors who received over $200,000 in compensation from any of the Transferred Companies since January 1, 2021 and whose services primarily serve the Business.

“Information Security Program” means an information security program that materially complies with Privacy Requirements, that when appropriately implemented and maintained would constitute reasonable security procedures and practices appropriate to the nature of Personal Data, and that is at least as stringent as one or more relevant industry standards and that includes: (i) written policies and procedures regarding Personal Data, and the Processing thereof; (ii) administrative, technical and physical safeguards to protect the security, confidentiality, availability, and integrity of any Personal Data owned, controlled, maintained, held, or Processed by the Transferred Companies or its data processors; (iii) disaster recovery, business continuity, incident response, and security plans, procedures and facilities; (iv) sufficient backup copies of data, including Personal Data, in line with those policies and procedures; and (v) protections against Security Incidents, malicious code, and against loss, misuse or unauthorized access to and Processing of Business Data, IT Systems and the systems of any data processor.

“Intellectual Property” means all intellectual property and intellectual property rights arising under the Laws of the United States or of any other jurisdiction, including the following: (i) patents and patent applications (including patents issued thereon), including reissues, divisionals, continuations, continuations in part, extensions and reexaminations thereof, (ii) trademarks, service marks, trade names, service names, trade dress, logos and other identifiers of same, and any and all common law rights, and registrations and applications for registration thereof, and all reissues, extensions and renewals of any of the foregoing, including all goodwill associated therewith (collectively, “Trademarks”), (iii) copyrights and registrations and applications therefor, and works of authorship, (iv) Internet domain names, and (v) trade secrets.

“Intentional Breach” means a material breach of this Agreement by a Party as a result of the intentional taking of any action (or intentional failure to take an action) by such Party that such Party knows will result in a material breach by such Party of its covenants under this Agreement.

“Insurance Coverage” shall have the meaning set forth in Section 5.10(b).

“International Plan” shall have the meaning set forth in Section 3.14(i).

“IP Assignment Agreement” shall have the meaning set forth in Section 2.05(c).

“IRS” means the U.S. Internal Revenue Service.

“IT Systems” means all information technology and computer systems used for the transmission, storage, maintenance, organization, presentation, generation, processing or analysis of data and information, used in or necessary for the conduct of the Business.

“Knowledge of Parent” means the actual knowledge, after reasonable inquiry, of the Persons listed on Section C of the Disclosure Letter.

“Law” means any U.S. federal, state or local or any non-U.S. statute, law, ordinance, regulation, rule, code, Governmental Order, directive or other requirement or rule of law (including common law) in any applicable jurisdiction.

“Leased Real Property” shall have the meaning set forth in Section 3.15(b).

“Leases” shall have the meaning set forth in Section 3.15(b).

“Legal Proceeding” means any judicial, administrative or arbitral actions, suits or proceedings (public or private) by or before a Governmental Authority.

“Liabilities” means any Debt, liability, loss, damage, claim, demand, cost, expense (including reasonable attorneys’ and consultants’ fees and expenses), interest, award, judgment, penalty, commitment or obligation (whether direct or indirect, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, or due or to become due) of every kind and description, including all costs and expenses related thereto and including those arising under any Law, Action or Governmental Order and those arising under any Contract.

“Lien” means any mortgage, deed of trust, pledge, hypothecation, security interest, claim, lien, charge, easement, lease, license, right of way, title defect, right of first refusal in favor of third parties, right of first offer in favor of third parties, restriction, or any other encumbrance.

“Material Adverse Effect” means any circumstance, matter, change, development, event, state of facts, occurrence or effect (each, an “Event”) that, individually or in the aggregate with other Events, (a) has had or would reasonably be expected to have a material adverse effect on the business, operations, condition (financial or otherwise) or results of operations of the Transferred Companies, taken as a whole or (b) prevent or materially impair or materially delay the ability of Parent, Seller or any of the Transferred Companies to consummate the transactions contemplated by this Agreement or any of the other Transaction Agreements; provided, however, that for the purposes of clause (a) only any adverse effect arising out of, resulting from any circumstance described in the following clauses (i) through (viii) shall not constitute or be deemed to contribute to a Material Adverse Effect described in clause (a), and otherwise shall not be taken into account in determining whether a Material Adverse Effect under clause (a) has occurred or would be reasonably expected to occur: (i) an Event or series of Events affecting the United States or global economy generally or capital or financial markets generally, including changes in interest or exchange rates and financial, credit, securities or currency markets, (ii) an Event or series of Events affecting political conditions (including hostilities, acts of war (whether declared or undeclared), sabotage, terrorism or military actions, or any escalation or worsening of any of the foregoing) generally of the United States or any other country or jurisdiction in which the Transferred Companies operate, (iii) any act of God or other calamity or force majeure event (whether or not declared as such), including any strike, labor dispute, civil disturbance, embargo, natural disaster, fire, flood, hurricane, tornado or other weather event, epidemic, pandemic, disease outbreak (including COVID-19, SARS-CoV-2 virus or any mutation or variation thereof (“COVID-19”)), (iv) an Event or series of Events affecting the industry generally in which the Transferred Companies conduct business, (v) an Event or series of Events attributable to the execution or announcement or the consummation of, the transactions contemplated by the Transaction Agreements, including the impact thereof, on the loss of, or disruption in, any customer, supplier, and/or vendor relationships, or loss of personnel; provided, however, that this clause (v) shall not apply (A) with respect to representations and warranties (in whole or in relevant part) made by Parent and the Seller in Sections 3.01(b), 3.03, 3.04, the last sentence of 3.10, 3.11(k), 3.14(h), 3.14(m) or the last sentence of 3.24, the purpose of which is to address the consequences resulting from, relating to or arising out of the entry into or the announcement or pendency of this Agreement or the transactions contemplated hereby (or the closing conditions as it relates to such representations and warranties) or (B) any action that Parent or any of its Subsidiaries takes in accordance with Section 5.01(a)(x), (vi) any changes in applicable Law, GAAP or the enforcement or interpretation thereof, (vii) actions specifically required to be taken or required to be omitted pursuant to the Transaction Agreements, or taken or omitted with Buyer’s prior written consent (other than those required to be taken under Section 5.01(a)), or (viii) any failure by any Transferred Company to meet internal or published projections, estimates or forecasts of revenues, earnings, or other measures of financial or operating performance for any period (provided that the underlying causes of such failures (subject to the other provisions of this definition) shall not be excluded by this clause (viii)), except in the case of the foregoing clauses (i), (ii), (iii), (iv) or (vi), to the extent such Event is (or would reasonably be expected to be) disproportionately adverse with respect to the Business, in each case, taken as a whole, compared to other Persons in the industry in which the Transferred Companies conduct business.

“Material Contract” means, except for this Agreement and any other Transaction Agreement, the following Contracts to which, as of the date of this Agreement, (1) any Transferred Company is a party or is otherwise bound or (2) solely with respect to the Business (and except with respect to TSA Contract Assets), Parent or any of its Subsidiaries (other than any Transferred Company), as applicable, is a party or otherwise bound:

(a)            (i) in the case of customer contracts, any Contract that Parent reasonably anticipates will have an annual contract value for the Business for fiscal year 2023 of more than $1,000,000, and (ii) in the case of Contracts requiring payment by the Business or any Transferred Company, any Contract that Parent reasonably anticipates (based on payments or consideration for fiscal year 2022) will involve payments or consideration for fiscal year 2023 furnished by the Business of more than $500,000 and are not cancelable (without penalty, cost or other liability) within ninety (90) days or less;

(b)            any currently effective Contract with any of the twenty (20) largest customers of the Business, as measured by dollar value of aggregate customer spend on products or services of the Business for the twelve months ended January 31, 2022 (each, a “Major Customer”);

(c)            other than Contracts that are Excluded Shared Assets, any Contract with any of the fifteen (15) largest suppliers of the Business, as measured by dollar value of aggregate spend on goods or services for the Business for the twelve months ended January 31, 2022 (each, a “Major Supplier”);

(d)            Contracts for joint ventures, strategic alliances, partnerships or similar agreement relating to the Business, in each case, that are material to the Business;

(e)            any Contract with any Governmental Authority that is material to the Business;

(f)            any agency, dealer, sales representative, distribution, reseller, marketing or other similar agreement, other than any Contract for which payments were less than $200,000 in the last 12 months and are expected to be less than $200,000 in the next twelve months;

(g)            any Contract that expressly (i) limits in any material respect the freedom of any Transferred Company or the Business to compete in any line of business or with any Person or in any area or (ii) restricts in any material respect any Transferred Company’s or the Business’s ability to sell to or purchase from any Person or to solicit or hire any person as an employee, other than any confidentiality agreement entered into in the ordinary course of business;

(h)            Contracts relating to Debt with respect to which any Transferred Company is an obligor in excess of $1,000,000, or which impose a Lien (other than a Permitted Exception) on any of the material assets of any Transferred Company;

(i)             Contracts to acquire, sell or otherwise dispose (other than a license or sublicense) of any business, equity interest or material asset of any Transferred Company, other than in the ordinary course of business, which Contracts has any material ongoing obligations (including for deferred purchase price obligations, earn-out obligations, indemnification obligations and other contingent liabilities) that have not been satisfied or performed;

(j)             other than Contracts that are Excluded Shared Assets, any (i) Contracts pursuant to which a third party has granted to any Transferred Company a license under, or a covenant not to sue in respect of, Intellectual Property material to the Business, other than (A) agreements relating to off the shelf computer software that is commercially available and licensed pursuant to standard terms pursuant to which the license or maintenance fees are less than $250,000 per year in the aggregate (in each case, excluding any lump sum or one-time fees that have been paid in full), (B) licenses granted by customers, vendors, suppliers and distributors in the ordinary course of business in which the license of Intellectual Property is ancillary to the primary purpose of such Contract, and (C) licenses for Open Source Software, (ii) Contracts providing for the development of any material Intellectual Property by or for the Company or any Transferred Company (excluding agreements with employees and independent contractors entered into in the ordinary course of business or on the Company’s or the relevant Transferred Company’s standard form agreement); and (iii) Contracts pursuant to which the Company or any Transferred Company has granted to a third party a license under, or a covenant not to sue in respect of, any Owned Intellectual Property that is material to the Business, other than (A) non-exclusive licenses granted to customers to use on-premise, hosted or object-code-only versions of products or services granted in the ordinary course of business and (B) non-exclusive licenses granted to vendors, suppliers and distributors in the ordinary course of business for the provision of services to the Company or any Transferred Company;

(k)            any (i) Contracts pursuant to which the Company or any Transferred Company is obligated to provide any Person with access to any source code (other than source code escrow commitments entered into in the ordinary course of business in which the sole conditions that could trigger the release of such source code are either the bankruptcy or insolvency of the Company or the Company’s material and ongoing failure to satisfy its maintenance obligations for the pertinent product) and (ii) Contracts between the Company or any Transferred Company, on the one hand, and an escrow agent, on the other hand, to provide for the source code for any software to be put in escrow ((i) and (ii) collectively, and together with any and all source code escrow commitments entered into in the ordinary course of business in which the sole conditions that could trigger the release of such source code are either the bankruptcy or insolvency of the Company or the Company’s material and ongoing failure to satisfy its maintenance obligations for the pertinent product, the “Source Code Contracts”);

(l)            any lease, installment and conditional sale agreement or other Contract with respect to the Business that, in each case, provides for the ownership of, leasing of, title to, use of, or any leasehold or other interest in any (i) Leased Real Property, the lease of which may not be terminated by Parent, Seller or any of the Transferred Companies, as applicable, at will or by giving notice of ninety (90) days or less, without cost or penalty and provides for annual rental payments in excess of $250,000 or (ii) personal property involving annual payments in excess of $100,000;

(m)           excluding the Parent Credit Agreement, (i) any note, mortgage, indenture or other obligation or agreement or other instrument for or relating to indebtedness for borrowed money in excess of $250,000 of any of the Transferred Companies, (ii) any guarantee by any of the Transferred Companies or the Business of (A) third party obligations in excess of $250,000 or (B) of any obligations of Parent or any of its Affiliates (other than any Transferred Company), or (iii) any material letters of credit, performance bonds or other credit support for the Business that will need to be replaced at the Closing;

(n)            any Contract containing any future capital expenditure obligation of the Transferred Companies or the Business in excess of $500,000;

(o)            any Contract that is material to the Business that grants the counterparty or any third Person “most favored nation” status or similar rights;

(p)            any Contract relating to settlement of any administrative or judicial proceedings within the past two (2) years or pursuant to which any of the Transferred Companies or the Business has any material ongoing obligation;

(q)            any Contract pursuant to which any of the Transferred Companies has, or Parent or any of its Subsidiaries on behalf of the Transferred Companies has, provided funds to or made any loan, capital contribution or other investment in, or assumed any Liability or obligation of, any Person, including take-or-pay Contracts or keepwell agreements;

(r)            any Contract evidencing or creating any liabilities of any of the Transferred Companies or the Business in respect of any interest rate protection, commodity or currency hedge, swaps, puts, calls, options or similar derivative products;

(s)            any employment or individual independent contractor Contract entered into by Parent, Seller or any of the Transferred Companies with any Business Employee or individual independent contractor earning $200,000 (or the local currency equivalent thereof) or more per year in annual base salary; provided that, for any individual independent contractor Contract, such salary shall be measured based on fiscal year 2022;

(t)            any collective bargaining agreement or any works council or other material labor union Contract or labor arrangement covering any of the Transferred Companies or Business Employee, excluding any national, industry or similar generally applicable Contract or arrangement;

(u)            any (i) Contract (including, for the avoidance of doubt any purchase orders and statements of work in connect therewith) pursuant to which (A) any product or service of the Business and any product or service of any Retained Business is sold to any non-Affiliated third party and (B) generates revenue for the Business as reflected in the Financial Statements (each a “Shared Customer Contract”), and (ii) other Shared Contract that is material to the Business; and

(v)            any Contract that commits any of the Transferred Companies or, with respect to the Business, Parent or any of its other Subsidiaries to enter into any of the foregoing.

“Minimum Domestic Cash” shall have the meaning set forth in Section 5.01(c).

“Non-Parties” shall have the meaning set forth in Section 10.11.

“Non-Permitted Transfers” shall have the meaning set forth in Section 5.07(b).

“Omitted Service” shall have the meaning set forth in the Transition Services Agreement.

“Open Source Software” shall mean software that is distributed as “free software” or “open source software” (including any license approved by the Open Source Initiative and listed at http://www.opensource.org/licenses).

“Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by any Transferred Company.

“Parent Commercial Agreement” means that certain SumTotal Reseller Agreement, by and between SumTotal Systems LLC, a Delaware limited liability company, and Seller, dated as of August 6, 2019.

“Parent Consolidated Group” shall have the meaning set forth in Section 7.02(a).

“Parent Credit Agreement” means that certain Credit Agreement, dated as of July 16, 2021, among Skillsoft Finance I, Inc., Skillsoft Finance II, Inc., as borrower, the lending institutions from time to time parties thereto and Citibank, N.A., as administrative agent and collateral agent, as amended by that certain Amendment No. 1 to Credit Agreement, dated as of April 4, 2022, and as may be further amended, restated, modified, and supplemented from time to time.

“Parent Fundamental Representations” means the representations and warranties set forth in Section 3.01 (Organization, Qualification and Authority), Section 3.02(a) and 3.02(b) (Purchased Shares; Capital Structure; Subsidiaries), Section 3.06 (Sufficiency of Assets), Section 3.11(a)—(b) (Intellectual Property), Section 3.17 (Affiliate Transactions), and Section 3.23 (No Brokers).

“Parent Marks” means the Trademarks, whether or not registered, owned by Parent or any of its Affiliates (excluding the Transferred Companies).

“Parent Plans” shall have the meaning set forth in Section 3.14(a).

“Parent Released Matters” shall have the meaning set forth in Section 10.12(a).

“Parent Released Party” shall have the meaning set forth in Section 10.12(a).

“Parent Releasing Party” shall have the meaning set forth in Section 10.12(a).

“Parent SEC Documents” means Parent’s reports and filings filed with the SEC during the period between January 1, 2022 and June 1, 2022 and publicly available on the SEC’s EDGAR website as of June 1, 2022.

“Parties” shall have the meaning set forth in the Preamble.

“Payroll Tax Executive Order” means the Presidential Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster, as issued on August 8, 2020, and including any administrative or other guidance published with respect thereto by any Governmental Authority (including IRS Notice 2020-65).

“Permits” shall have the meaning set forth in Section 3.10.

“Permitted Exceptions” means: (i) Liens for Taxes, assessments or other governmental charges or levies that are not yet delinquent or that are being contested in good faith by appropriate proceedings and for which adequate reserves are shown on the Financial Statements in accordance with GAAP or that may thereafter be paid without penalty; (ii) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, materialmen, workmen, repairmen and other Liens imposed by Law and on a basis consistent with past practice; (iii) Liens incurred or deposits made in the ordinary course of business and on a basis consistent with past practice in connection with workers’ compensation, unemployment insurance or other types of social security; (iv) defects or imperfections of title, easements, covenants, rights of way, restrictions and other similar charges, title exceptions or encumbrances disclosed in policies, reports or title insurance delivered to Buyer prior to the date hereof that do not materially interfere with the current use or occupancy of the Leased Real Property or the business conducted thereon; (v) Liens resulting from any facts or circumstances relating to Buyer or its Affiliates; (vi) zoning, entitlement and other land use and environmental regulations issued by any Governmental Authority that do not materially interfere with the current use or occupancy of the Leased Real Property or the business conducted thereon and that are not violated in any material respect by the current use or occupancy of the Leased Real Property; (vii) in the case of Intellectual Property, non-exclusive licenses granted in the ordinary course of business and imperfections or irregularities in the chain of title evident from the records of the applicable Governmental Authority maintain such records; (viii) any right, title or interest of a lessor, sublessor or licensor of any Leased Real Property; (ix) with respect to any Leased Real Property, any Lien to which the fee simple interest (or any superior leasehold or other interest) is subject to, including without limitation, Liens for Taxes, assessments or other governmental charges and Liens of carriers, warehousemen, mechanics, materialmen, workmen, repairmen and other Liens imposed by Law which are not the responsibility of any Transferred Company to pay; (x) Liens that do not materially interfere with the current use or occupancy of the Leased Real Property or the business conducted thereon; and (xi) all Liens disclosed in Section D of the Disclosure Letter.

“Person” means any natural person, general or limited partnership, corporation, company, trust, limited liability company, limited liability partnership, firm, association or organization or other legal entity.

“Personal Data” means information relating to or reasonably capable of being associated with an individual person, including “personal data,” “personal information,” “protected health information,” “nonpublic personal information” or other similar terms as defined by Privacy Requirements.

“Post-Closing Adjustment” shall have the meaning set forth in Section 2.07(g).

“Pre-Closing Intercompany Assignments” shall have the meaning set forth in Section 5.07(b).

“Pre-Closing Taxes” means (a) any and all income Taxes of any of the Transferred Companies for any Pre-Closing Tax Period for which the applicable income Tax Return has not yet been filed prior to Closing (other than any Taxes payable by any Parent Consolidated Group), determined separately for each jurisdiction, (b) without duplication of any amounts included under clause (a), any Taxes imposed under Section 951 or Section 965 of the Code (including any Taxes with respect to which an election was made under Section 965(h) of the Code) with respect to any Transferred Company for a Pre-Closing Tax Period, solely to the extent not required under applicable Law to be paid by Parent after the Closing Date, (c) an amount equal to 5% of the “global intangible low-taxed income” within the meaning of Section 951A(b)(1) of the Code with respect to the Company for the period beginning on February 1 of the year that includes the Closing Date and ending on the Closing Date, determined as if the Company was the parent of a standalone group, and (d) any liabilities for amounts that any of the Transferred Companies has deferred pursuant to Section 2302 of the CARES Act and pursuant to the Payroll Tax Executive Order with respect to Pre-Closing Tax Periods; provided, that for purposes of determining Pre-Closing Taxes, (i) Taxes with respect to any Straddle Tax Period shall be determined and allocated in accordance with Section 7.07, (ii) the taxable year of any pass-through entity or controlled foreign corporation (as defined in Section 957 of the Code) shall be deemed to terminate as of the end of the Closing Date (including for purposes of recognizing any income pursuant to Section 951 of the Code) and (iii) the amount of Pre-Closing Taxes shall in no event be less than zero with respect to any jurisdiction.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date and the portion of any Straddle Tax Period ending on the Closing Date.

“Privacy Requirements” means (i) any and all Laws relating to the protection or Processing of Personal Data that are applicable to the Company and Transferred Companies, including, but not limited to: (i) the CAN-SPAM Act of 2003, 15 U.S.C. § 7701, et seq.; the Telephone Consumer Protection Act (“TCPA”), 47 U.S.C. § 227, et seq.; the California Consumer Privacy Act, Cal. Civ. Code § 1798.100, et seq.; Massachusetts Gen. Law Ch. 93H, 201 C.M.R. § 17,00, et seq.; Nev. Rev. Stat. 603A, et seq.; the European Union’s Directive on Privacy and Electronic Communications (2002/58/EC); the General Data Protection Regulation (2016/679); U.S. state and federal Laws that prohibit unfair or deceptive acts and practices, such as the Federal Trade Commission Act, 15 U.S.C. § 45, et seq.; and all other Laws and binding regulations relating to privacy and data protection and Security Incident notification; (ii) each Contract relating to the Processing of Personal Data applicable to the Transferred Companies; and (iii) to the extent applicable, the Payment Card Industry Data Security Standard.

“Processing,” “Process,” or “Processed” means any collection, access, acquisition, storage, protection, use, recording, maintenance, operation, dissemination, re-use, disposal, disclosure, re-disclosure, deletion, destruction, sale, transfer, modification, or any other processing (as defined by Privacy Requirements) of Business Data or IT Systems.

“Proposed Purchase Price Calculations” shall have the meaning set forth in Section 2.07(a).

“Purchase Price” shall have the meaning set forth in Section 2.03.

“Purchase Price Dispute Notice” shall have the meaning set forth in Section 2.07(b).

“Purchased Shares” shall have the meaning set forth in the Recitals.

“Reference Balance Sheet” shall have the meaning set forth in Section 3.05(a).

“Reference Balance Sheet Date” means February 28, 2022.

“Reference Working Capital Statement” means the statement in Exhibit B which sets forth an example, for illustrative purposes only, of the Working Capital of the Transferred Companies as of immediately prior to the Closing Time, prepared in accordance with the Transaction Accounting Principles.

“Registered Intellectual Property” means Intellectual Property that is issued by, or registered or filed with, any Governmental Authority or Internet domain name registrar, including patents, registered copyrights, registered trademarks, applications for any of the foregoing, and Internet domain names.

“Related Claim” means any claims, causes of action or Legal Proceedings (whether at law or in equity, based upon contract, tort, statute or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution, performance, breach, interpretation, construction, validity or enforcement of this Agreement (including any claim, cause of action or Legal Proceeding based upon, arising out of or related to any representation or warranty made or alleged to be made in or in connection with, or as an inducement to enter into, this Agreement).

“Related Person” means (a) with respect to any Person that is not an individual, (i) any Affiliate of such Person, (ii) any Person that serves as a director or Executive Officer of such Person or an Affiliate of such Person and (iii) any Person that is known to Parent to, directly or indirectly, own of record or beneficially at least five percent (5%) of the outstanding voting power or equity securities (a “Material Interest”) and (b) with respect to any Person that is an individual (i) each other member of such individual’s Family Members, (ii) any Affiliate of such Person or one or more members of such Person’s Family Members, (iii) any Person in which such Person or members of such Person’s Family Members hold (individually or in the aggregate) a Material Interest and (iv) any Person with respect to which such Person or one or more members of such Person’s Family Members serves as a director, officer, partner, executor, or trustee (or in any other similar capacity). For the purposes of this definition, “Executive Officer” means the principal executive and financial officers of such Person, the president, any vice president in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy making function, or any other Person who performs similar policy making functions for such Person.

“Relevant Data” shall have the meaning set forth in the Transition Services Agreement.

“Representation and Warranty Insurance Policy” means the buyer-side representation and warranty insurance policy to be obtained by Buyer.

“Representative” of a Person means the directors, officers, employees, advisors, agents, controlling persons, consultants, attorneys, accountants, investment bankers or other representatives of such Person.

“Requesting Party” shall have the meaning set forth in Section 5.03(c).

“Restructuring Transactions” means the transactions contemplated under this Agreement in Section 5.07 (Pre-Closing Intercompany Assignments) and Section 5.20 (Excluded Assets).

“Retained Businesses” means all businesses, products and/or services, other than the Business, conducted and/or provided (as applicable) by any Parent and its Affiliates other than the Transferred Companies.

“Retained Entities” means Parent and all of the direct and indirect Subsidiaries of Parent other than the Transferred Companies.

“Sanctions” means all applicable Laws or statutes relating to financial, economic or trade Sanctions administered or enforced by the United States (including by the U.S. Department of the Treasury or the U.S. Department of State), the European Union and its member states, the United Kingdom, or the United Nations Security Council.

“Sanctioned Country” means any country against which the United States maintains comprehensive economic sanctions or an embargo, which as of the date hereof include the Crimea, Cuba, Iran, North Korea, Syria and so-called Donetsk People’s Republic and Luhansk People’s Republic regions of Ukraine.

“Sanctioned Person” means (i) a Person listed on a prohibited or restricted party list published by the United States government, including the U.S. Office of Foreign Assets Control “Specially Designated Nationals and Blocked Persons List” and “Consolidated Sanctions List,” or similar U.S. lists, or any such list maintained by the United Nations, the United Kingdom, the European Union or its Member States or other applicable local authority; (ii) the government, including any political subdivision, agency, or instrumentality thereof, of any Sanctioned Country or Venezuela; (iii) an ordinary resident of, or entity registered in or established under the jurisdiction of, a Sanctioned Country; or (iv) a party acting or purporting to act, directly or indirectly, on behalf of, or a party owned or controlled by, any of the parties listed in clause (i) through (iii).

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Securitization Credit Agreement” means that certain Credit Agreement, dated as of December 20, 2018, among Skillsoft Receivables Financing LLC, as borrower, the lenders from time to time party thereto and CIT Bank, N.A., as administrative agent and collateral agent, as amended by that certain Amendment No. 1 to Credit Agreement, dated July 19, 2019, Amendment No. 2 to Credit Agreement, dated September 19, 2019, Amendment No. 3 to Credit Agreement, dated June 12, 2020, Amendment No. 4 to Credit Agreement, dated August 27, 2020, Amendment No. 5 to Credit Agreement, dated October 5, 2020, and Amendment No. 6 to Credit Agreement, dated July 16, 2021, and Amendment No. 7 to Credit Agreement, dated February 24, 2022, and as may be further amended, restated, modified, and supplemented from time to time.

“Security Incident” means any unauthorized Processing of Personal Data, cybersecurity breach or any incident that may legally require notification to any Person or Governmental Authority under Privacy Requirements.

“Seller” shall have the meaning set forth in the Preamble.

“Seller Service” shall have the meaning set forth in the Transition Services Agreement.

“Shared Contract” means any Contract (including, for the avoidance of doubt any purchase orders and statements of work in connect therewith) to which Parent or any Retained Entity is a party with any non-Affiliated third party and which benefits (and/or burdens) both the Business and any Retained Business.

“Statement of Estimated Working Capital” shall have the meaning set forth in Section 2.04(a).

“Straddle Tax Period” means any Tax period beginning before or on the Closing Date and ending after the Closing Date.

“Subsidiary” or “Subsidiaries” of any specified Person means any other Person of which such first Person owns (either directly or through one or more other Subsidiaries) a majority of the outstanding equity securities or securities carrying a majority of the voting power in the election of the board of directors or other governing body of such Person, and with respect to which entity such first Person is not otherwise prohibited contractually or by other legally binding authority from exercising control.

“Target Closing Date Cash” means $6,000,000.

“Target Working Capital” means negative $26,651,503.

“Tax” or “Taxes” means all income, excise, gross receipts, ad valorem, value added, sales, use, employment, withholding, franchise, profits, gains, property, mortgage recording, environmental, transfer, stamp, alternative minimum or payroll taxes or other duties, charges, levies or assessments in the nature of a tax, and any interest, penalties or additions to tax imposed by any Governmental Authority with respect thereto (including on account of a failure to file any Tax Return).

“Tax Authority” means any Governmental Authority responsible for the administration of any Tax.

“Tax Claim” shall have the meaning set forth in Section 7.05.

“Tax Returns” means all returns, reports and information (including claim of refund, elections, declarations, disclosures, schedules, estimates and information returns) supplied or required to be supplied to a Tax Authority relating to Taxes, including any attachments thereto and amendments thereof.

“Third-Party Approvals” shall have the meaning set forth in Section 5.07(b).

“Trade Laws” means export and import controls and antiboycott laws and regulations administered or enforced by the United States, the European Union and its Member States, the United Kingdom, or the United Nations Security Council, and all equivalent laws, regulations and orders administered by the relevant authorities in other applicable jurisdictions.

“Trademarks” shall have the meaning set forth in the definition of “Intellectual Property”.

“Transaction Accounting Principles” means accounting practices, principles, policies, procedures and methodologies according to GAAP in effect as of the Reference Balance Sheet Date, provided that any practices, principles, policies, procedures and methodologies used in the preparation of the Carve-out Unaudited Interim Financial Statements shall be considered Transaction Accounting Principles if they are GAAP; provided, however, that (a) no individual deferred revenue balance included in the Reference Balance Sheet Date will be reduced due to acceleration of write-downs or customer terminations and (b) accounts receivable will be calculated in accordance with GAAP consistent with the Reference Balance Sheet, including consistent application of the established reserve methodologies including the reserves recorded to the accounts receivable fair value and clearing adjustments account.

“Transaction Agreements” means this Agreement and each of the Ancillary Agreements.

“Transaction Expenses” means, without duplication, to the extent not paid as of immediately prior to the Closing, the aggregate amount of (i) all third-party fees, costs and expenses (including fees, costs and expenses of legal counsel, investment bankers, brokers or other third party representatives and consultants) incurred by or on behalf of Parent or Seller (to the extent any Transferred Company pays such costs and expenses incurred by Parent or Seller) or the Transferred Companies prior to Closing (whether or not due and payable at Closing) in connection with the preparation, negotiation, execution or performance of this Agreement and the other Transaction Agreements, or in connection with, as a result of or related to the transactions contemplated hereby and thereby, (ii) all obligations of the Transferred Companies for amounts (including change in control, severance, termination, “golden parachute,” tax gross-up, transaction and similar bonuses and payments) that are payable as of the Closing Date to any Business Employee or any current or former employee, director, officer, consultant or independent contractor of any of the Transferred Companies as a result of, based upon or in connection with the consummation of the transactions contemplated by this Agreement (either alone or in connection with any other event, whether contingent or otherwise, but excluding any amounts payable as a result of, based upon or in connection with a termination of such individual’s employment by Buyer or Buyer’s failure to comply with the terms of Section 6.01), including the applicable Transferred Company’s share of Taxes payable with respect to all such amounts (including the employer portion of all payroll or employment Taxes incurred in connection therewith), (iii) any amounts that are payable or may become payable by Buyer or the Transferred Companies pursuant to any retention or similar award agreements that become payable as a result of the Closing and any Taxes payable by Buyer with respect to all such amounts, (iv) fifty percent (50%) of the premiums, underwriting fees, brokers’ fee and other costs and expenses relating to the Representation and Warranty Insurance Policy and (v) fifty percent (50%) of all costs associated with procuring a Coverage Alternative.

“Transfer Taxes” means any sales Tax, use Tax, direct or indirect real property transfer Tax, indirect capital gains Tax, documentary stamp Tax, value added Tax or similar Taxes and related fees.

“Transferred Company Interests” shall have the meaning set forth in Section 3.02(c).

“Transferred Companies” shall have the meaning set forth in the Recitals.

“Transition Services Agreement” shall have the meaning set forth in Section 2.05(b).

“Treasury Regulations” means the Treasury regulations promulgated under the Code.

“WARN Act” means the federal Worker Adjustment and Retraining Notification Act, and any similar state, local or foreign laws, and the regulations implemented thereto.

“Working Capital” means (i) the aggregate amount of current assets of the Business, minus (ii) the aggregate amount of current liabilities of the Business, each of which shall be determined on a combined basis in accordance with the Transaction Accounting Principles, on a pro forma basis following the completion of the Restructuring Transactions, with any line items to be excluded from the calculation of Working Capital being specifically identified on Exhibit B. For the avoidance of doubt, Working Capital shall exclude any items included in Cash, Debt, and Transaction Expenses (including any such amounts that would be included in Transaction Expenses but for the fact that such amounts are paid prior to the Closing).

“Working Capital Collar” means $250,000.

“Working Capital Deficit” means the amount by which Closing Date Working Capital is less than the Working Capital Lower Band.

“Working Capital Lower Band” means Target Working Capital minus the Working Capital Collar.

“Working Capital Surplus” means the amount by which Closing Date Working Capital is greater than the Working Capital Upper Band.

“Working Capital Upper Band” means Target Working Capital plus the Working Capital Collar.